Filed Pursuant to Rule 424(b)2
Registration No. 333-87536

PROSPECTUS

PURCHASEPRO.COM, INC.

2,123,077 Shares of Common Stock

This prospectus relates to the offer and sale of up to 2,123,077 shares of our common stock by certain investors in a private placement of shares of our common stock with respect to which Ladenburg Thalmann & Co., Inc. acted as our placement agent. The investors in the private placement are sometimes referred to in this prospectus as selling stockholders. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of our shares by the selling stockholders.

Our common stock is quoted on the Nasdaq National Market under the symbol “PPRO.” On May 14, 2002, the last reported sale price for our common stock as reported on the Nasdaq National Market was $1.60 per share (as adjusted to reflect a 1-for-5 reverse stock split effective May 14, 2002). We have applied to have the shares of common stock offered pursuant to this prospectus approved for trading on the Nasdaq National Market.

Investing in the common stock involves certain risks. See “Risk Factors” beginning on page 4 for a discussion of these risks.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 16, 2002.

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
THE LADENBURG TRANSACTION
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
BUSINESS
MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
DIVIDEND POLICY
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
EXECUTIVE COMPENSATION
PRINCIPAL STOCKHOLDERS
CERTAIN TRANSACTIONS
WHERE YOU CAN FIND MORE INFORMATION
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001
Report of Independent Certified Public Accountants on Supplementary Information
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SUPPLEMENTAL SCHEDULE
SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS ACCOUNTS RECEIVABLE ALLOWANCES (in thousands)
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PROSPECTUS SUMMARY

         This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors” on page 4 and our consolidated financial statements and notes to those consolidated financial statements on page F-1, before making an investment decision. Unless otherwise indicated, all share information reflects a 1-for-5 reverse stock split effective May 14, 2002.

Business

         PurchasePro.com, Inc. offers industry-leading strategic sourcing, procurement and materials management software solutions. From our initial success providing procurement solutions to the hospitality industry, we have expanded our diverse suite of products and services to include our e-Source sourcing and reverse auction solutions, e-Procurement, v-Distributor and e-MarketMaker marketplace solutions and MMS400 enterprise materials management system. In addition, our commerce network has continued to expand as use of our software solutions has grown, resulting in an interconnected database of buyers and suppliers utilizing our solutions.

         During 2001, our customers purchased $864.0 million in goods and services using our e-Source solution in strategic sourcing events in industries as diverse as building products, pharmaceuticals, petroleum and natural resources, automotive and hospitality. Also during 2001, users of our marketplace solutions issued 249,045 purchase orders for $262.0 million in purchases, an increase of 719.0% over 2000. As of December 31, 2001, MMS400 had been installed at over 140 properties, with billions of dollars worth of goods purchased using the system.

         e-Source. Our e-Source solution, resulting from our acquisition of Net Research, Inc., doing business as Baybuilder, in April 2001, enables buyers to identify and select suppliers for participation in a strategic sourcing event, establish the parameters for the event and acquire goods and services upon completion of the event. Our e-Source solution enables buyers to quantify spend analysis, qualify additional suppliers, enhance RFI and RFQ management, cultivate competitive bidding and negotiations and manage supplier relationships. Procurement professionals may use e-Source to quickly create a request for quote (or RFQ), access our auction templates and determine the auction format and bidding parameters, select suppliers for participation and initiate the event. In addition to price, e-Source allows customers to analyze bids using multiple criteria, including the quality of goods, available warranties, shipping terms and supplier certifications. Strategic sourcing events may culminate in a reverse auction, which may span 30 minutes to several hours in length. Buyers and suppliers have a complete view of the event, including historical costs versus current bid price. The bid process is fully captured and the data is available in real time directly to the procurement professional responsible for making the purchase, with our customers realizing an average savings of 10 to 30%.

         e-Procurement/Marketplace Solutions. Our marketplace software and services allow customers to establish and operate on-line marketplaces, using our “powered by PurchasePro” brand that empowers businesses of all sizes to easily buy and sell products and services, enhancing sales opportunities and reducing procurement costs. Our marketplace solutions respond to the most common corporate transactional needs: e-Procurement for corporate procurement, v-Distributor for online and off-line distributors, and e-MarketMaker for Internet market makers. Marketplace owners may set business rules, determine which features of the marketplace products they want to use, and determine who will ultimately populate their marketplace. In addition, marketplace owners may elect that every member of their marketplace is instantly interconnected with the members of every other marketplace. Our marketplace solutions meet the needs of both the “buy-side” and the “sell-side.” On the buy-side, buyers have a simple, easy to use system that can be implemented with potentially thousands of buyers per marketplace, while on the sell-side, it is simple and scalable for suppliers to add content, such as product listings, catalogs, classified ads and other methods. Using our marketplace solutions, companies of all sizes can streamline their purchasing and sourcing activities.

         MMS400. Our MMS400 enterprise materials management system, resulting from our acquisition of Stratton Warren Software, Inc. (“Stratton Warren”) in January 2001, provides customers in the hospitality industry with a turnkey solution for procurement and inventory operations, specifically for their inventory, purchasing, menu analysis and retail needs. The MMS400 system may be integrated with most financial software and point of sale software used in the hospitality industry, enabling customers to record and process the inventory and purchasing functions activity from the time of need to the time of payment. With the seamless integration between the MMS400 system and our marketplace solutions, buyers in the hospitality industry combine our materials management capability with our hospitality procurement solution, accessing our supplier database available for hospitality buyers, simultaneously recording and managing the costs associated with their procurement activities.

         Commerce Network. As buyers and suppliers are introduced to and begin using our hosted solutions, they join a common database of similarly situated businesses transacting business over the Internet in a single, inter-connected environment. The commerce network allows members the ability to streamline their procurement from sourcing to bidding to order to payment. Our marketplace solutions enable each member to be a buyer, supplier or both, enabling members to take advantage of features such as on-line catalog creation, request for quotes/information, workflow management, online ordering (purchase orders), and analytics/reporting.

         We are a Nevada corporation. Our principal executive offices are located at 7710 Cheyenne Avenue, Las Vegas, Nevada 89129. Our telephone number is (702) 316-7000. The address of our website is PurchasePro.com. Information on our website is not part of this prospectus.

         The PurchasePro logo is a registered trademark and PurchasePro and PurchasePro.com are trademarks of PurchasePro.com, Inc. This prospectus contains trademarks and trade names of other companies.

The Offering

         On February 13, 2002, we entered into a common stock and warrants purchase agreement (the “Ladenburg Purchase Agreement”) with a group of institutional investors (the “Purchasers”) in connection with a private placement of 1,846,154 shares of our common stock at an aggregate offering price of $6.0 million, or $3.25 per share, together with warrants to purchase up to 276,923 shares of our common stock at an exercise price of $5.00 per share. Ladenburg Thalmann & Co. Inc. (“Ladenburg”) acted as our agent in the private placement, in connection with which we have paid Ladenburg an agency fee equal to 4% of the total offering, or $240,000. The investors in the private placement under the Ladenburg Purchase Agreement, which include Cranshire Capital L.P.; Gryphon Master Fund; Langley Partners, LP; Triton West Group; WEC Asset Management LLC; Stonestreet L.P.; Roseworth Group Limited; Alpha Capital AG; BNC Bach International Ltd; are selling stockholders under this prospectus. The selling stockholders are offering for sale up to 2,123,077 shares of our common stock, including the 276,923 shares to be issued to them upon exercise of the warrants described above.

         As of April 25, 2002, we had 17,591,783 shares outstanding, including 1,846,154 shares that we have issued to the selling stockholders, but excluding 276,923 shares of our common stock to be issued upon the exercise of the warrants described above offered by the selling stockholders pursuant to this prospectus that have not been issued by us to date. The number of shares offered by this prospectus represents 12.0% of the total common stock outstanding as of April 25, 2002. The number of shares ultimately offered for sale by the selling stockholders is dependent upon whether the selling stockholders exercise warrants to purchase 276,923 shares.

         The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of April 25, 2002 and does not include the following:

•        1,270,314 shares of common stock issuable upon the exercise of stock options outstanding as of April 25, 2002 and 1,142,301 shares of common stock available for issuance under our stock option plans.

•        875,812 shares of common stock issuable upon exercise of warrants issued and outstanding as of April 25, 2002, including the 276,923 shares of common stock issuable upon exercise of warrants issued to the selling stockholders.

Summary Consolidated Financial Information

         The following table sets forth summary financial data for our company. You should read this information together with the financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Three Months	Three Months	Year Ended December 31,
	Ended	Ended
	March 31, 2002 (unaudited)	March 31, 2001 (unaudited)	2001	2000	1999	1998	1997

		(In thousands, except per share amounts)
Statement of Operations Data:

Total revenues	$2,765	$16,029	$38,766	$64,991	$6,017	$1,670	$675

Operating loss	$(8,713)	$(34,036)	$(272,994)	$(79,974)	$(72,131)	$(6,483)	$(2,865)

Net loss	$(8,820)	$(33,467)	$(272,183)	$(72,811)	$(71,941)	$(6,800)	$(2,985)

Net loss applicable to common stockholders	$(8,820)	$(33,467)	$(272,183)	$(72,811)	$(81,983)	$(7,135)	$(2,985)

Loss per share:(a)

Basic	$(0.54)	$(2.44)	$(19.00)	$(5.75)	$(12.20)	$(1.40)	$(0.65)

Diluted	$(0.54)	$(2.44)	$(19.00)	$(5.75)	$(11.95)	$(1.30)	$(0.55)

Balance Sheet Data:

Cash and cash equivalents	$6,985 (b)	$54,863	$7,401 (b)	$86,335	$30,356	$1,690	$8

Working capital (deficit)	$(3,244)	$57,383	$(4,081)	$70,789	$28,439	$907	$(1,907)

Total assets	$41,943	$295,033	$45,866	$320,222	$66,477	$2,745	$609

Notes payable	$—	$—	$—	$—	$25	$1,545	$2,567

Long-term liabilities, net of current portion	$5,356	$7,150	$5,533	$10,348	$—	$—	$—

Redeemable convertible preferred stock	$—	$—	$—	$—	$—	$6,339	$—

Total stockholders’ equity (deficit)	$21,855	$248,361	$24,456	$260,920	$61,854	$(5,881)	$(2,709)

(a)	The Board of Directors approved a 1-for-5 reverse stock split effective May 14, 2002.
(b)	Includes $912,000 of restricted cash.

RISK FACTORS

         You should carefully consider the risks described below before purchasing our common stock. Our most significant risks and uncertainties are described below; however, they are not the only risks we face. If any of the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected, the trading of our common stock could decline, and you may lose all or part of your investment therein. You should acquire shares of our common stock only if you can afford to lose your entire investment.

Risks Related to Our Business

We may not be able to raise additional capital on acceptable terms, if at all.

         As of March 31, 2002, our principal source of liquidity was approximately $8.5 million of cash, cash equivalents and net trade accounts receivable and access to additional financing through our arrangement with Fusion Capital Fund II, LLC. See Managements Discussion and Analysis on page 26. Based on our current projections for our cash requirements and our current revenue forecasts, we believe that we have sufficient cash, cash equivalents, net trade receivables and access to additional capital to fund our operating activities for at least the next twelve months. See Management’s Discussion and Analysis on Liquidity and Capital Resources for further discussion. However, given the deteriorating business conditions we have experienced recently and the limited duration of our sales efforts with respect to our e-Source products and services, there can be no assurance that we will be able to meet our current revenue forecasts. In the event future revenues are not generated and/or if actual cash operating expenditures exceed levels currently estimated by management, or if we are not able to maintain our access to additional financing, we will need to raise additional funds in future periods through public or private financings, or other arrangements. Any additional financings, if needed, might not be available on reasonable terms or at all, and in the case of equity financing may result in significant dilution to our stockholders. Failure to raise capital when needed will severely harm our business, financial condition and results of operations, as we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements.

We may not be able to meet required conditions in connection with some of our current financing arrangements.

         Some of our recent financing arrangements require us to meet specific conditions, such as filing effective registration statements with the Securities and Exchange Commission within specified time periods, maintaining the effectiveness of such registration statements and maintaining our listing on the Nasdaq National Market System. If for any reason we are unable to meet any of these conditions and maintain our expected access to capital, our business will be severely harmed.

We are involved in shareholder and patent infringement suits and other legal proceedings and cannot predict their outcome.

         We are involved in shareholder and patent infringement suits and other legal proceedings described in Legal Proceedings on page 23. The outcome of these lawsuits and any other legal proceedings in which we are or may become involved cannot be predicted. An adverse outcome in any of these actions could have an adverse effect on our business or results of operations.

We have a history of losses and anticipate continued losses, and we may be unable to achieve profitability.

         We have never been profitable and we may be unable to achieve profitability in the future. We have incurred net losses in each accounting period since our organization in October 1996, and as of December 31, 2001, we had an accumulated deficit of $424.0 million. Moreover, we expect to continue to make significant expenditures for sales and marketing, programming and development and general and administrative functions. As a result, we will need to generate significant revenues to achieve profitability. We cannot assure you that revenues will grow in the future or that we will achieve sufficient revenues to achieve profitability. If revenues grow more slowly than we anticipate, or if operating expenses exceed our expectations, our business would be severely harmed.

If a third party were to allege that we infringe on the intellectual property rights of others, we could be exposed to substantial liabilities that would severely harm our business.

         Third parties may assert infringement claims against us, and one of our competitors, FreeMarkets, Inc. has in fact asserted infringement claims against us, as described on page 23 in Legal Proceedings. We cannot be certain that our services do not infringe patents or other intellectual property rights that may relate to our services. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our services. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties such as, but not limited to, the claims asserted against us by FreeMarkets. If our services violate third-party proprietary rights, we cannot assure you that we would be able to obtain licenses to continue offering such services on commercially reasonable terms, or at all. Any claims against us relating to the infringement of third-party proprietary rights, even if not meritorious, could become time-consuming, result in the expenditure of significant financial and managerial resources and in costly litigation and injunctions preventing us from distributing these services, or require us to enter into royalty or license agreements. Royalty or license agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

If we are not able to meet minimum requirements to maintain our listing on the Nasdaq National Market System, the price of our common stock may decrease.

         To maintain listing and trading on the Nasdaq National Market System, or NMS, we must continue to meet its continued listing requirements. We recently received notice regarding our failure to comply with the minimum bid price requirement after trading in our common stock closed under $1.00 for 30 consecutive days. If we are unable to somehow meet this requirement or any other requirement of the Nasdaq NMS, our common stock may be delisted from the Nasdaq NMS and available for trading only on the over-the-counter bulletin board or on pink sheets. Such trading may limit the liquidity of our common stock which could in turn cause the price of our common stock to decrease.

We have some arrangements that have caused, and will cause, significant dilution to our stockholders, and we may enter into additional similar arrangements in the future.

         Some of our recent financing arrangements and legal settlements involved the issuance, or possible issuance, of additional shares of our common stock. Such issuances significantly dilute the ownership of those holding our common stock prior to any such issuances. If we find it necessary to enter into additional, similar arrangements, or to the extent that currently outstanding agreements to purchase our common stock are exercised or converted into common stock, the ownership interests of the holders of our common stock will be further diluted.

Our quarterly operating results may be volatile and difficult to predict.

         Our quarterly operating results have varied significantly in the past and will likely vary significantly in the future. We believe that period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indicators of future performance. Our quarterly operating results may fluctuate significantly due to the following factors, many of which are outside our control:

•	demand for and market acceptance of our products and services;

•	inconsistent growth, if any, of our member base;

•	loss of key customers or strategic partners;

•	timing of the recognition of revenue for large contracts;

•	intense and increased competition;

•	introductions of new products, services or enhancements;

•	our ability to control costs;

•	our ability to develop, introduce and market new products and enhancements to our existing products on a timely basis;

•	changes in our pricing policies and business model or those of our competitors;

•	integration of our recent and any future acquisitions;

•	success in maintaining and enhancing existing relationships and developing new relationships with strategic partners;

•	customer budget cycles and changes in these budget cycles; and

•	general economic factors, including an economic slowdown or recession.

Furthermore, our quarterly revenues may be affected significantly by other revenue recognition policies and procedures. These policies and procedures may evolve or change over time based on applicable accounting standards and how these standards are interpreted. Due to these and other factors, our operating results could be below market analysts’ expectations in future quarters, which would most likely cause the market price of our stock to decline.

         We expect to decrease our operating expenses. Any non-cash expenses related to the issuance of warrants to purchase our common stock could fluctuate significantly as a result of fluctuations in the fair market value of our common stock. If our revenues do not increase along with these expenses or if we experience significant fluctuations in non-cash expenses related to these warrants, our business, operating results and financial condition could be seriously harmed and net losses in a given quarter could result or be larger than expected.

Our current sales and marketing strategies may not be successful.

         We continue to implement new sales initiatives, and during the last year we introduced our acquired e-Source reverse auction software product. We have limited history with both our new sales initiatives and sales of e-Source, and our new sales and marketing strategies with respect to our new sales initiatives and our e-Source reverse auction product remain unproven. If unsuccessful, or if we are unable to successfully market and sell our e-Source product, our business could be seriously harmed.

Our sales cycle for our products could cause delays in revenue growth.

         Our sales cycle for our products typically takes three to nine months to complete and varies from contract to contract, but can be even longer for some contracts. Lengthy sales cycles could delay our generation of revenues from other services we provide to operate marketplaces and reverse auctions for customers, including hosting and maintenance services. Our sales cycle for our marketplace and reverse auction products and services could cause delays in revenue growth, and result in significant fluctuations in our quarterly operating results. The length of the sales cycle may vary depending on a number of factors over which we may have little or no control, including the internal decision-making process of the potential customer, the potential customer’s concern over our financial viability, the potential customer’s concern about establishing business practices and conducting business in new ways, and the level of competition that we encounter in our selling activities. Additionally, because the market for business-to-business e-commerce is relatively new, we often have to educate potential customers about the use and benefits of our products and services, which can prolong the sales process. In addition, we believe that the purchase of our products is often discretionary and generally involves a significant commitment of capital and other resources by the customer. It frequently takes several months to finalize a sale and requires approval at a number of management levels within the customer’s organization. Our sales cycle can be further extended for product sales made through third parties, including our resellers.

Changes in accounting standards could adversely affect the calculation of our future operating results.

         The application of accounting standards to the technology industry, and more specifically, the e-commerce software industry, may change. The impact of changes in the application of accounting standards cannot be determined given that accounting standards are continually modified as changes occur in the business environment. We have engaged in transactions with some of our strategic partners comprising more than one element, such as sales of our products and the issuance of equity instruments such as warrants to purchase our common stock. The Emerging Issues Task Force (“EITF”) of the FASB is currently addressing a number of issues surrounding the accounting for multiple-element arrangements. If changes in existing accounting practices result from the conclusions reached by the EITF, these changes could affect our future operating results.

Our stock price is highly volatile, which may give rise to additional securities litigation.

         Our stock price has fluctuated dramatically. The market price of the common stock may decrease significantly in the future in response to the following factors, some of which are beyond our control:

•	variations in our quarterly operating results;

•	announcements that our revenue or income are below expectations;

•	changes in market valuations of similar companies;

•	sales of large blocks of our common stock;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	loss of a major customer or failure to complete significant license transactions;

•	loss of a major strategic partner;

•	additions or departures of key personnel; and

•	fluctuations in stock market price and volume, which are particularly common among highly volatile securities of software and Internet-based companies.

Furthermore, securities litigation has often been brought against a company following periods of volatility in the market price of its securities. We have been, and may in the future be, the target of similar litigation. Securities litigation could result in substantial costs and damaging publicity and may divert management’s attention and resources, which could seriously harm our business.

Our limited operating history makes it difficult to evaluate our future prospects.

         We began operations in October 1996, and our business model and our ability to generate profits are unproven. We have entered into the majority of our contracts and significant relationships only within the last 40 months. Our limited operating history makes it difficult to evaluate our future prospects. Our prospects are subject to risks and uncertainties frequently encountered by start-up companies in new and rapidly evolving markets such as the business-to-business e-commerce market, including risks associated with our acquisitions. Many of these risks are unknown, but include the lack of widespread acceptance of the Internet as a means of purchasing products and services and managing our growth. Our failure to identify the challenges and risks in this new market and successfully address these risks would harm our business.

We face intense competition in the business-to-business e-commerce market, and we cannot assure you that we will be able to compete successfully.

         The business-to-business e-commerce market is rapidly evolving and intensely competitive, which is expected to continue into the foreseeable future. This increased competition may result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. In addition to competition from several e-commerce trading communities, we also encounter competition from software providers such as Ariba and Commerce One. With respect to our e-Source reverse auction software, we encounter competition from software providers such as FreeMarkets. Further, we expect that additional companies will offer competing e-commerce products and services in the future. Barriers to entry are minimal, and competitors may develop and begin offering similar services. In the future, we may encounter competition from companies such as Microsoft, Peoplesoft, Oracle and SAP, as well as from our current customers, members and partners. Many of our current and potential competitors have longer operating histories, larger customer bases and greater brand recognition in business and Internet markets and significantly greater financial, marketing, technical and other resources. As a result, our competitors may be able to devote significantly greater resources to marketing and promotional campaigns, may adopt more aggressive pricing policies or may try to attract users by offering services for free and may devote substantially more resources to product development. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidations. Our business could be severely harmed if we are not able to compete successfully against current or future competitors.

We may not be able to continuously enhance our products and services.

         Our future success will depend on our ability to enhance our software products, and to continue to develop and introduce new products and services that keep pace with competitive introductions and technological developments, satisfy diverse and evolving member requirements, and otherwise achieve market acceptance. Any failure by us to anticipate or respond adequately to changes in technology and member preferences, or any significant delays in our development efforts, could make our products and services unmarketable or obsolete. We may not be successful in developing and marketing quickly and effectively future versions or upgrades of our software, or offer new products or services that respond to technological advances or new market requirements. In developing new products and services, we may:

•	fail to develop and market products that respond to technological changes or evolving industry standards in a timely or cost-effective manner;

•	encounter products, capabilities or technologies developed by others that render our products and services obsolete or noncompetitive or that shorten the life cycles of our existing products and services;

•	experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and services;

•	experience deferrals in orders in anticipation of new products or releases of our e-marketplace software; or

•	fail to develop new products and services that adequately meet the needs of the marketplace or achieve market acceptance.

As a result of the foregoing factors, we could experience a delay or loss of revenues and customer dissatisfaction when introducing new and enhanced products and services.

We are dependent upon the growth of the Internet as an acceptable means of commerce, and security risks of electronic commerce over the Internet may deter use of the Internet and use of our products and services.

         If the e-commerce market does not grow or grows more slowly than expected, our business will suffer. The possible slow adoption of the Internet as a means of commerce by businesses may harm our prospects. A number of factors could prevent the acceptance and growth of e-commerce, including the following:

•	e-commerce is at an early stage and buyers may be unwilling to shift their traditional purchasing to online purchasing;

•	businesses may not be able to implement e-commerce software applications;

•	increased government regulation or taxation may adversely affect the viability of e-commerce;

•	insufficient availability of telecommunication services or changes in telecommunication services may result in slower response times; and

•	adverse publicity and consumer concern about the reliability, cost, ease of access, quality of services, capacity, performance and security of e-commerce transactions could discourage its acceptance and growth.

         Even if the Internet is widely adopted as a means of commerce, the adoption of our products and services, particularly by companies that have relied on traditional means of procurement, will require broad acceptance of a new approach. In addition, companies that have already invested substantial resources in traditional methods of procurement, or in-house e-commerce solutions, may be reluctant to adopt our products and services. Furthermore, our global marketplace operates as an open bidding process allowing buyers to instantaneously compare the prices of suppliers. In some instances, suppliers have been reluctant to join or continue as members of our customers’ marketplaces and our global marketplace and participate in an open bidding process because of the increased competition and comparisons this environment creates. We must add and retain a substantial number of smaller to medium sized businesses as members.

         A fundamental requirement to conduct business-to-business e-commerce is the secure transmission of information over public networks. If members are not confident in the security of e-commerce, they may not effect transactions using our products and services, which would severely harm our business. We cannot be certain that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will not result in the compromise or breach of the algorithms we use to protect content and transactions on our customers’ marketplaces and our global marketplace or in our customers’ reverse auctions or proprietary information in our databases. Anyone who is able to circumvent our security measures could misappropriate proprietary, confidential member information, place false orders or cause interruptions in our operations. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches.

         Further, a well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information. Our failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general could adversely affect our business.

If we encounter system failure, service to our customers could be delayed or interrupted, which could severely harm our business and result in a loss of customers.

         Our ability to provide acceptable levels of customer service largely depends on the efficient and uninterrupted operation of our computer and communications hardware, marketplace and reverse auction systems. Any interruptions could severely harm our business and result in a loss of customers. Our computer and communications systems are located primarily in Las Vegas, Nevada. Our systems and operations are vulnerable to damage or interruption from human error, sabotage, fire, flood, earthquake, power loss, telecommunications failure and similar events. Although we have taken steps to prevent a system failure, we cannot assure you that our measures will be successful and that we will not experience system failures in the future. Moreover, we have in the past experienced delays and interruptions in our telephone and Internet access, which have prevented members from accessing our customer’s marketplaces, our global marketplace and our customer service department. Furthermore, we may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any system failure. The occurrence of any system failure or similar event could harm our business dramatically.

Unknown defects in our software could result in service and development delays.

         Our products and services, including the operation of our customers’ marketplaces and our global marketplace and our customers’ reverse auctions, depend on complex software developed internally and by third parties. Software often contains defects, particularly when first introduced or when new versions are released. Our testing procedures may not discover software defects that affect our new or current products or enhancements until after they are deployed. These defects could cause service interruptions, which could damage our reputation or increase our service costs, cause us to lose revenue, delay market acceptance or divert our development resources, any of which could severely harm our business. In the past, we have missed internal software development and enhancement deadlines. Some of our contracts contain software enhancement and development milestones. If we are unable to meet these milestones, whether or not the failure is attributable to us or a third party, we may be in breach of our contractual obligations. Such a breach could damage our reputation, lead to termination of the contract, and adversely affect our business.

Failure to maintain accurate databases could seriously harm our business and reputation.

         We update and maintain extensive databases of member’s products and services and records of transactions executed by members. Our computer systems and databases must allow for expansion as a member’s business grows without losing performance. Database capacity constraints may result in data maintenance and accuracy problems, which could cause a disruption in our service and our ability to provide accurate information to our members. These problems may result in a loss of members, which could severely harm our business. Some of our customer contracts provide for service level guarantees for the accuracy of data. Our failure to satisfy these service level guarantees could result in liability or termination of the contract and a loss of business, and our business and our reputation would suffer.

We may not be able to continue licensing third-party technologies, which could delay product development and result in a loss of members or slow our growth.

         We intend to continue to license technology from third parties, including our Web server and encryption technology. Our inability to obtain any of these licenses could delay product development until equivalent technology could be identified, licensed and integrated. Any such delays in services could result in a loss of members, and slow our growth and severely harm our business. The market is evolving and we may need to license additional technologies to remain competitive. We may not be able to license these technologies on commercially reasonable terms or at all. In addition, we may fail to successfully integrate any licensed technology into our services. These third-party licenses may expose us to increased risks, including risks associated with the integration of new technology, the diversion of resources from the development of our own proprietary technology and our ability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs.

If we acquire new and complementary businesses, products and technologies to grow our business, such acquisitions may not be successful.

         During 2001, we acquired Stratton Warren and Net Research, Inc. doing business as Bay Builder (“Bay Builder”), and we may acquire additional businesses, products and technologies that complement or augment our existing businesses, services and technologies. Our integration of both Stratton Warren and BayBuilder could prove unsuccessful. Moreover, if we identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition, or integrate the acquired business, products or technologies into our existing business and operations. The inability to integrate any newly acquired entities or technologies effectively could harm our operating results, business and growth. Integrating any newly acquired businesses or technologies may be expensive and time consuming. If we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our equity could be significantly diluted. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash to consummate any acquisition. To finance any acquisitions, we may need to raise additional funds through public or private financing. Any equity or debt financing, if available at all, may be on terms that are not favorable to us and, in the case of equity financing, may result in dilution to our stockholders. We may not be able to operate any acquired businesses profitably or otherwise implement our business strategy successfully.

If our intellectual property protection is inadequate, competitors may gain access to our technology and undermine our competitive position, causing us to lose members.

         We regard our copyrights, service marks, trademarks, patents, trade secrets and similar intellectual property important to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers and business partners to protect our proprietary rights. We cannot assure you that any of our proprietary rights will be viable or of value in the future because the validity, enforceability and type of protection of proprietary rights in Internet-related industries are uncertain and evolving. Despite our precautions, unauthorized third parties may copy certain portions of our services or reverse engineer or obtain and use information that we regard as proprietary. End-user license provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program may be unenforceable under the laws of certain jurisdictions and foreign countries. The status of United States patent protection in the software industry is not well defined and will evolve as the U.S. Patent and Trademark Office grants additional patents. We have been granted one patent in the United States and we may seek additional patents in the future. We do not know if any future patent application will be issued with the scope of the claims we seek, if at all, or whether any patents we receive will be challenged or invalidated. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competitors may independently develop similar technology.

We depend upon our current key personnel, who may be difficult to replace, and on attracting additional key personnel in the future.

         We believe that our success will depend on the continued employment of our senior management team and key personnel. We do not carry key person life insurance on any of these people. If one or more members of our senior management team were unable or unwilling to continue in their present positions, our business would suffer.

         The success of our business is dependent upon hiring and retaining suitable and skilled personnel. Competition for personnel, particularly for senior management personnel and employees with technical and sales expertise, is intense. If we are unable to attract or retain employees with the skills we require, our business would suffer.

If we expand our international sales and marketing activities, our business will be exposed to the numerous risks associated with international operations.

         We intend to have operations in a number of international markets. To date, we have limited experience in developing localized versions of our software and in marketing, selling and distributing our products and services internationally.

         International operations are subject to many risks, including:

•	the impact of recessions in economies outside the United States, especially in Asia;

•	changes in regulatory requirements;

•	reduced protection for intellectual property rights in some countries;

•	potentially adverse tax consequences;

•	difficulties and costs of staffing and managing foreign operations;

•	political and economic instability; fluctuations in currency exchange rates;

•	seasonal reductions in business activity during the summer months in Europe and certain other parts of the world; and

•	tariffs, export controls and other trade barriers.

We may be subject to legal liability for communication on our customer’s marketplaces and on our global marketplace and in our customers’ reverse auctions.

         We may be subject to legal claims relating to the content in our customer’s marketplaces and on our global marketplace and in our customers’ reverse auctions, or the downloading and distribution of such content. Claims could involve matters such as fraud, defamation, invasion of privacy and copyright infringement. Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content of material. Our insurance may not cover claims of this type, or may not provide sufficient coverage. Even if we are ultimately successful in our defense of these claims, any such litigation is costly and these claims could harm our reputation and our business.

Our articles of incorporation and bylaws and Nevada law contain provisions which could delay or prevent a change in control and could also limit the market price of our stock.

         Our articles of incorporation and bylaws contain provisions that could delay or prevent a change in control. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Some of these provisions:

•	divide our board of directors into three classes;

•	authorize the issuance of preferred stock that can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock;

•	prohibit stockholder action by written consent; and

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

Further, certain provisions of Nevada law make it more difficult for a third party to acquire us. Some of these provisions:

•	establish a supermajority stockholder voting requirement to approve an acquisition by a third party of a controlling interest; and

•	impose time restrictions or require additional approvals for an acquisition of us by an interested stockholder.

Governmental regulation and legal uncertainties could impair the growth of the Internet and decrease demand for our services and increase our cost of doing business.

         The laws governing Internet transactions remain largely unsettled, even in areas where there has been some legislative action. The adoption or modification of laws or regulations relating to the Internet could increase our costs and administrative burdens. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, consumer protection and taxation apply to the Internet.

         Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. We must comply with new regulations in the United States and other countries where we conduct business. The growth and development of the business-to-business e-commerce market may prompt calls for more stringent laws governing consumer protection and the taxation of e-commerce. The cost of compliance with any newly adopted laws and regulations could severely harm our business and the failure to comply could expose us to significant liabilities.

FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements include statements regarding, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans, and (e) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinions only as of the date hereof. We undertake no obligation to release publicly the results of any revisions to these forward-looking statements to reflect events or circumstances arising after the date of this report. Readers should carefully review the risk factors described in this report, and other documents we file from time to time with the Securities and Exchange Commission, including the Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2001 and the Quarterly Reports on Form 10-Q we filed in fiscal years 2001 and 2002.

USE OF PROCEEDS

         This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will receive no proceeds from the sale of shares of common stock in this offering. However, we received $6.0 million in proceeds from the sale of our common stock to the selling stockholders under the Ladenburg Purchase Agreement. The proceeds we received from the selling stockholders under the Ladenburg Purchase Agreement is being used for working capital and general corporate purposes.

THE LADENBURG TRANSACTION

         On February 13, 2002 we completed a private placement to a number of accredited and institutional investors pursuant to which these investors paid us an aggregate of $6.0 million in consideration for 1,846,154 shares of our common stock at a price of $3.25 per share. We also issued to these investors warrants to purchase an aggregate of 276,923 shares of our common stock at an exercise price of $5.00 per share. Each purchaser was issued a warrant to purchase 3 shares of our common stock for each 20 shares of common stock purchased under the agreement. The warrants are exercisable at any time until January 1, 2006. All of the shares of common stock issued in the private placement, as well as the shares of common stock underlying the warrants, were “restricted securities” under the Securities Act prior to this registration. As part of the agreement with these investors, we agreed to file a registration statement covering the resale of the shares of common stock and shares underlying the warrants and to prepare and file amendments and supplements to the registration statement to the extent necessary to keep the registration statement effective until the earlier of the date on which all of the shares offered by this prospectus have been sold or the date on which all of the shares may be resold by the selling stockholders without registration and without regard to volume limitations under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”) or any other rule of similar effect.

SELLING STOCKHOLDERS

         The table below sets forth certain information, received through April 25, 2002, with respect to the number of shares of our common stock owned by each selling stockholder. The information set forth below is based on information provided by or on behalf of the selling stockholders and, with regard to the holdings of the selling stockholders, is accurate only to the extent such information was disclosed to us by or on behalf of the selling stockholders. The selling stockholders and holders listed in any supplement to this prospectus, and any transferors, pledgees, donees or successors to these persons, may from time to time offer and sell, pursuant to this prospectus and any subsequent prospectus supplement, any or all of these shares. Any supplement to this prospectus may contain additional or varied information about the selling stockholders and/or additional holders, and any of their transferors, pledgees, donees or successors, the names of natural persons with voting or investment control over the shares offered, and the aggregate number of the shares owned by each person that they are offering. This information will be obtained from the selling stockholders and/or additional holders.

         Because the selling stockholders may offer all, some or none of the shares of our common stock listed below, no estimate can be given as to the amount or percentage of our common stock that will be held by the selling stockholders upon termination of any of the sales. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date on which they provided to us the information regarding their shares of common stock.

         Except as indicated below, none of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosures contained herein.

         The shares of common stock offered by this prospectus may be offered from time to time by the selling stockholders named below:

		Percentage of		Percentage of
	Shares Beneficially	Outstanding Shares		Outstanding Shares
Selling	Owned Before	Beneficially Owned	Shares to be Sold	Beneficially Owned
Stockholder	Offering (1)	Before Offering (1)	in the Offering	After Offering

Cranshire Capital L.P.	176,923	1.0%	176,923	—

Gryphon Master Fund	552,000	3.1%	552,000	—

Langley Partners, LP	552,000	3.1%	552,000	—

Triton West Group	176,923	1.0%	176,923	—

WEC Asset Management LLC	88,462	*	88,462	—

Stonestreet L.P.	177,100	1.0%	177,100	—

Roseworth Group Limited	176,923	1.0%	176,923	—

Alpha Capital AG	176,923	1.0%	176,923	—

BNC Bach International Ltd	45,823	*	45,823	—

	2,123,077		2,123,077	—
*	Less than 1%.

(1)	Includes 276,923 shares of common stock issuable to the selling stockholders upon exercise of warrants with an exercise price of $5.00 per share.

PLAN OF DISTRIBUTION

         This prospectus relates to the offer and sale from time to time by the selling stockholders of up to 2,123,077 shares of our common stock. We will not receive any proceeds from this offering by the selling stockholders. Pursuant to the registration rights agreement, we are required to pay all expenses incurred in connection with the registration of the shares covered by this prospectus. Brokerage commissions, underwriter’s fees, discounts and commissions and similar selling expenses, if any, attributable to the sale of the shares covered by this prospectus will be borne by the selling stockholders.

         The shares may be sold or distributed from time to time by the selling stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at the market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices, which may be changed. Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule. The shares may be sold in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades or otherwise on The Nasdaq National Market, any other exchange upon which our shares may be traded in the future, in the over-the-counter market or otherwise;

•	through brokers, dealers, or underwriters as principal and resale by such brokers, dealers or underwriters for their own accounts pursuant to this prospectus;

•	“at the market” to or through market makers or into an existing market for the shares;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing, or by any other legally available means.

         In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

         In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

         The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders. Upon notification to us by a selling stockholder that any arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating brokers or dealers;

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable;

•	that such brokers or dealers did not conduct any investigation to verify the information set forth or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

         Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

         The selling stockholders and any broker-dealers who act in connection with the sale of shares of our common stock offered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, commissions or concessions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the selling stockholders can presently estimate the amount of this compensation. We know of no existing arrangements between the selling stockholders, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares. Moreover, a selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

         We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify the selling stockholders and related persons against specified liabilities, including liabilities under the Securities Act.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         We have advised the selling stockholders that the anti-manipulation rules of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, may apply to sales of shares into the market and to the activities of the selling stockholders and their affiliates. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered by this Prospectus.

         We have agreed to prepare and file amendments and supplements to the registration statement to the extent necessary to keep the registration statement effective until the earlier of the date on which all of the shares offered by this prospectus have been sold or the date on which all of the shares may be resold by the selling stockholders without registration and without regard to volume limitations under Rule 144 of the Securities Act or any other rule of similar effect.

         The selling stockholders are not restricted as to the price or prices at which they may sell their shares. Sales of these shares may have an adverse effect on the market price of the common stock. Moreover, the selling stockholders are not restricted as to the number of shares that may be sold at any time and it is possible that a significant number of shares could be sold at the same time which may also have an adverse effect on the market price of the common stock

         There is no assurance that the selling stockholders will offer for sale or sell any of the shares of common stock offered by this prospectus. The selling stockholders will be subject to the prospectus delivery requirement of the Securities Act.

DESCRIPTION OF CAPITAL STOCK

         Our amended and restated articles of incorporation, authorize the issuance of up to 38,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

         Holders of the common stock are entitled to receive, as, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized. Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote, except with respect to the election of directors in which case stockholders are entitled to multiply the number of shares held of record by the number of directors to be elected and distribute such number of votes for one or among two or more nominees.

         There are no preemptive, conversion, redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution subject to any liquidation preferences that may be attributable to preferred stock that may be authorized.

Preferred Stock

         Our board of directors, without further action by the stockholders, is authorized to issue an aggregate of 5,000,000 shares of preferred stock. No shares of preferred stock are outstanding and we have no plans to issue a new series of preferred stock. Our board of directors may, without stockholder approval, issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding stock. Additionally, the issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock, may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock.

Common Stock Warrants

         As of March 31, 2002, we had warrants outstanding for the purchase of 875,812 shares of common stock with a weighted average exercise price of $85.35 per share.

         The exercise price and number of shares of common stock issuable upon the exercise of each of the warrants may be adjusted upon the occurrence of certain events, including stock splits, stock dividends, reorganization, recapitalization, merger, or sale of all or substantially all of our assets. All warrants and shares of stock issuable upon exercise of all warrants have certain registration rights as described under “Registration Rights” below. For purposes of this prospectus, we have assumed all outstanding warrants have been exercised.

Registration Rights

         The holders of warrants to purchase 875,812 shares of our common stock can request to have their shares registered anytime we file a registration statement to register any of our securities for our own account or if we are eligible to use Form S-3 and if the aggregate price for the shares subject to registration meets certain minimum thresholds.

         Registration of shares of common stock pursuant to the exercise of piggyback registration rights or Form S-3 registration rights under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of such registration.

         We will pay all registration expenses, other than underwriting discounts and commissions and other selling expenses, in connection with any registration. The registration rights terminate generally upon expiration of the exercise period for the applicable warrant, or, with respect to each holder of registerable securities, when the holder can sell all of its shares in any 90 day period under Rule 144 of the Securities Act.

Nevada Law and Articles and Bylaws Provisions Affecting Stockholders

         Articles and Bylaws. Our articles of incorporation and bylaws divide our board of directors into three classes of directors, with the classes to be as nearly equal in number as possible. The bylaws provide that Class I is comprised of directors who shall serve until the annual meeting of stockholders in 2003 and until their successors shall have been elected and qualified. Class II is comprised of directors who shall serve until the annual meeting of stockholders in 2004 and until their successors shall have been elected and qualified. Class III is comprised of directors who shall serve until the annual meeting of stockholders in 2002 and until their successors shall have been elected and qualified.

         Our articles of incorporation and bylaws:

•	require advance notice for stockholders to submit nominations for the election of directors,

•	require the approval of at least two-thirds of the shares entitled to vote at an election of directors to amend our articles of incorporation,

•	require a majority vote of our board of directors or a two-thirds stockholders’ vote to amend our bylaws,

•	allow us to indemnify our directors and officers to the fullest extent permitted by Nevada law, and

•	grant the board of directors the power to authorize the issuance of up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders.

         Nevada Anti-Takeover Statutes. Nevada law provides that an acquiring person who acquires a controlling interest in a corporation may only exercise voting rights on any control shares if these voting rights are conferred by a majority vote of the corporation’s disinterested stockholders at a special meeting held upon the request of the acquiring person. If the acquiring person is accorded full voting rights and acquires control shares with at least a majority of all the voting power, any of our stockholders, who did not vote in favor of authorizing voting rights for the control shares, are entitled to payment for the fair value of his shares. A “controlling interest” is an interest that is sufficient to enable the acquiring person to exercise at least one-fifth of the voting power of the corporation in the election of directors. “Control shares” are outstanding voting shares that an acquiring person or associated persons acquire or offer to acquire in an acquisition and those shares acquired during the 90-day period before the person involved became an acquiring person.

         In addition, Nevada law restricts the ability of a corporation to engage in any combination with an interested stockholder for three years from when the interested stockholder acquires shares that cause the stockholder to become an interested stockholder, unless the combination or the purchase of shares by the interested stockholder is approved by the board of directors before the stockholder became an interested stockholder. If the combination was not previously approved, the interested stockholder may only effect a combination after the three-year period if the stockholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria.

         An “interested stockholder” is a person who is:

•	the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or

•	an affiliate or associate of the corporation and, at any time within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

         Our articles of incorporation and bylaws do not exclude us from these restrictions.

         These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage some types of transactions that may involve actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the potential restructuring or sale of all or a part of our company. However, these provisions could discourage potential acquisition proposals and could delay or prevent a change in control of our company. They may also have the effect of preventing changes in our management.

Transfer Agent and Registrar

         The transfer agent and registrar for our common stock is Mellon Shareholder Services, LLC.

LEGAL MATTERS

         The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Sklar Warren Conway & Williams LLP, Las Vegas, Nevada.

EXPERTS

         The consolidated financial statements of PurchasePro.com as of December 31, 2000 and for each of the two years in the period then ended, included in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

         The consolidated financial statements of PurchasePro.com as of December 31, 2001 and for the year then ended, included in this prospectus and elsewhere in the registration statement, have been audited by Grant Thornton LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

BUSINESS

Overview

         PurchasePro.com, Inc. offers industry-leading strategic sourcing, procurement and materials management software solutions. From our initial success providing procurement solutions to the hospitality industry, we have expanded our diverse suite of products and services to include our e-Source sourcing and reverse auction solutions, e-Procurement, v-Distributor and e-MarketMaker marketplace solutions, and MMS400 enterprise materials management system. In addition, our commerce network has continued to expand as use of our software solutions has grown, resulting in an interconnected database of buyers and suppliers utilizing our solutions.

         During 2001, our customers purchased $864.0 million in goods and services using our e-Source solution in strategic sourcing events in industries as diverse as building products, pharmaceuticals, petroleum and natural resources, automotive, and hospitality. Also during 2001, users of our marketplace solutions issued 249,045 purchase orders for $262.0 million in purchases, an increase of 719.0% over 2000. As of December 31, 2001, MMS400 had been installed at over 140 properties, with billions of dollars worth of goods purchased using the system.

         Our predecessor company (PurchasePro International, Inc.) was incorporated in October 1996 and in January 1998, we incorporated in the State of Nevada and acquired all of their assets and assumed all the liabilities. Our principal executive offices are located at 7710 West Cheyenne Avenue, Las Vegas, Nevada 89129.

Our Products and Services

         e-Source. Our e-Source solution, resulting from our acquisition of Baybuilder, in April 2001, enables buyers to identify and select suppliers for participation in a strategic sourcing event, establish the parameters for the event, and acquire goods and services upon completion of the event. Our e-Source solution enables buyers to quantify spend analysis, qualify additional suppliers, enhance RFI and RFQ management, cultivate competitive bidding and negotiations and manage supplier relationships. Procurement professionals may use e-Source to quickly create RFQ access our auction templates and determine the auction format and bidding parameters, select suppliers for participation and initiate the event. In addition to price, e-Source allows customers to analyze bids using multiple criteria, including the quality of goods, available warranties, shipping terms and supplier certifications. Strategic sourcing events may culminate in a reverse auction, which may span 30 minutes to several hours in length. Buyers and suppliers have a complete view of the event, including historical costs versus current bid price. The bid process is fully captured and the data is available in real time directly to the procurement professional responsible for making the purchase, with our customers realizing an average savings of 10 to 30 percent.

         e-Procurement/Marketplace Solutions. Our marketplace software and services allow customers to establish and operate on-line marketplaces, using our “powered by PurchasePro” brand that empowers businesses of all sizes to easily buy and sell products and services, enhancing sales opportunities and reducing procurement costs. Our marketplace solutions respond to the most common corporate transactional needs: e-Procurement for corporate procurement, v-Distributor for online and off-line distributors, and e-MarketMaker for Internet market makers. Marketplace owners may set business rules, determine which features of the marketplace products they want to use, and determine who will ultimately populate their marketplace. In addition, marketplace owners may elect that every member of their marketplace is instantly interconnected with the members of every other marketplace. Our marketplace solutions meet the needs of both the “buy-side” and the “sell-side.” On the buy-side, buyers have a simple, easy to use system that can be implemented with potentially thousands of buyers per marketplace, while on the sell-side, it is simple and scalable for suppliers to add content, such as product listings, catalogs, classified ads and other methods. Using our marketplace solutions, companies of all sizes can streamline their purchasing and sourcing activities.

         MMS400. Our MMS400 enterprise materials management system, resulting from our acquisition of Stratton Warren Software, Inc. in January 2001, provides customers in the hospitality industry with a turnkey solution for procurement and inventory operations, specifically for their inventory, purchasing, menu analysis and retail needs. The MMS400 system may be integrated with most financial software and point of sale software used in the hospitality industry, enabling customers to record and process the inventory and purchasing functions activity from the time of need to the time of payment. With the seamless integration between the MMS400 system and our marketplace solutions, buyers in the hospitality industry combine our materials management capability with our hospitality procurement solution, accessing our supplier database available for hospitality buyers, simultaneously recording and managing the costs associated with their procurement activities.

         Commerce Network. As buyers and suppliers are introduced to and begin using our hosted solutions, they join a common database of similarly situated businesses transacting business over the Internet in a single, inter-connected environment. The commerce network allows members the ability to streamline their procurement from sourcing to bidding to order to payment. Our marketplace solutions enable each member to be a buyer, supplier or both, enabling members to take advantage of features such as on-line catalog creation, request for quotes/information, workflow management, online ordering (purchase orders), and analytics/reporting.

Strategic Relationships

         We seek strategic relationships with leaders in industries that we believe will be the first and fastest to adopt Internet-based e-commerce solutions. Our strategy is to leverage the customer bases and vendor relationships of our strategic partners for both software sales and increased membership in our commerce network.

         During the year ended December 31, 2001 and the three month period ended March 31, 2002, America Online (“AOL”) directly accounted for 26% and 0%, respectively of our net revenues, and including referrals and other aspects of our relationship, a total of 52% and 0% of our revenues resulted from our relationship with AOL for the year ended December 31, 2001 and the three month period ended March 31, 2002. During the three months ended March 31, 2002, one customer (Cummins, Inc.) accounted for approximately 11% of net revenues.

Sales and Marketing

         We sell our products and services primarily through our direct sales force. As of May 13, 2002, we had 32 people in our sales and marketing group, located primarily in our corporate offices in Las Vegas, Nevada. Our typical sales process begins with our sales professionals, who create presentations for each potential customer utilizing demonstrations of our products, a return-on-investment analysis, and other materials specific to the potential customer. Thereafter, we often engage members of our senior management and technology groups to discuss various aspects of our company, products and services.

         Our marketing strategy focuses on educating our target markets, driving awareness of our solutions to increase the sales of software and services we offer and increase the speed of adoption and use. We intend to continue to market ourselves through traditional and on-line business media and trade publications. Co-branded relationships and direct mail initiatives support our direct marketing efforts. We participate in events, conferences and trade shows to promote our business-to-business brand presence.

Technology and Operations

         The computer equipment located at our headquarters in Las Vegas, Nevada hosts our enabling platform, comprised of database schemas and code, search engine code, middle-tier objects, support libraries, user interface code, and integration programs. Customers of our marketplace software product may elect to host with us on this enabling platform. Members access their respective marketplace using a standard Web browser. We have designed our technology and operations to maximize reliability, security and data recoverability, many of which are based on our ability to offer a centralized architecture for licensees of our software.

Intellectual Property

         We rely on a combination of trademark, copyright and patent law, trade secret protection and confidentiality and/or license agreements with our employees, customers and business partners to protect our proprietary rights in products, services, know-how and information. We have been granted one patent in the United States and we may seek additional patents in the future. We do not know if any future patent application will be issued with the scope of the claims we seek, if at all, or whether any patents we receive will be challenged or invalidated. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competitors may independently develop similar technology. We cannot be certain that our services do not infringe patents or other intellectual property rights that may relate to our services. Like other technology and internet-based businesses, we face the risk that we will be unable to protect our intellectual property and other proprietary rights, and the risk that we will be found to have infringed the proprietary rights of others.

         We are currently subject to a suit initiated on March 4, 2002 by FreeMarkets, Inc. in a case styled FreeMarkets, Inc. v. PurchasePro.com, Inc., U.S.D.C., District of Delaware, Case No. 02-162, alleging that certain functionalities of our e-Source product infringe on FreeMarkets’ U.S. Patent No. 6,216,114.

Competition

         The market for our solutions is intensely competitive, evolving and subject to rapid technological change. The intensity of competition has increased and is expected to further increase in the future. This increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. Competitors vary in size and in the scope and breadth of the products and services offered. We have increasingly encountered competition with respect to different aspects of our solutions from a variety of vendors including FreeMarkets, Ariba, Commerce One, Oracle, PeopleSoft and SAP. In addition, because there are relatively low barriers to entry in our market, we expect additional competition from other established and emerging companies, as our market continues to develop and expand.

         We believe that the principal competitive factors affecting our market include product quality and performance, speed of implementation, supplier adoption expertise, critical mass of buyers and suppliers, breadth and depth of solution, a significant base of reference customers, core technology, ability to implement solutions and value of solution. Although we believe that our solutions currently compete favorably with respect to these factors, our market is relatively new and is evolving rapidly. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

Government Regulation

         We are subject to various laws and regulations relating to our business. Few laws or regulations are currently directly applicable to access to the Internet. However, because of the Internet’s popularity and increasing use, new laws and regulations may be adopted, both in the United States and in countries where we conduct business. Such laws and regulations may cover issues such as user privacy, pricing, tax, content, copyrights, distribution, and characteristics and quality of products and services.

         In addition, the growth of the Internet and e-commerce, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. Laws and regulations directly applicable to e-commerce or Internet communications are becoming more prevalent. As Internet commerce evolves, we expect that federal, state or foreign agencies will adopt regulations covering issues such as user privacy, pricing, content and quality of products and services. One or more states may seek to impose sales tax collection obligations on out-of-state companies that engage in or facilitate electronic commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services over the Internet.

         Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been proposed in the U.S. Congress. This legislation could ultimately be enacted into law or this legislation could contain a limited time period in which this tax moratorium will apply. In the event that the tax moratorium is imposed for a limited time period, legislation could be renewed at the end of this period.

Employees

         As of May 13, 2002, we had 120 full-time equivalent employees. Of these, 34 were in programming and technical support, 32 in sales and marketing, 31 in customer support and operations and 23 in finance and administration. None of our employees is represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Properties

Our principal executive, sales, marketing, research, development, training, and administrative offices occupy approximately 36,000 square feet at our corporate headquarters at 7710 West Cheyenne Avenue in Las Vegas, Nevada. The lease commenced on July 1, 2000 and has an 11 year term. Base rent is approximately $55,000 per month plus operating expenses of approximately $7,000 per month. The lease provides for annual adjustments to base rent equal to the consumer price index, but not to exceed 3% per year.

         As of December 31, 2001, we were also obligated under lease agreements for an additional 108,000 square feet that we vacated at various times during 2001. The leases for the vacated office space expire at various dates between 2002 and 2010. In March 2002, we entered into a settlement agreement with our Landlord, effective as of December 31, 2001, that effectively eliminates these obligations. As consideration for terminating the leases, we issued our Landlord a note payable for approximately $4.6 million that is convertible into common stock and agreed to make partial payments until the office space is leased to a third party. We also agreed to convey certain furniture, fixtures and equipment valued at approximately for $650,000 payable upon payment or conversion of the note. See Note 18, Subsequent Events, of the Notes to Consolidated Financial Statements on page F-33 for a further discussion of the settlement.

         Previously, we had sales offices in numerous other locations that we closed during 2001. We are currently subleasing these spaces to other businesses on terms that are similar to the terms of our lease agreements.

Legal Proceedings

         We are a party to a class action suit against us and a number of our current or former officers and directors, In re PurchasePro, Inc. Securities Litigation, U.S.D.C., District of Nevada, Case No. CV-S-01-0483-JLQ, which results from the consolidation of other suits, the first of which was filed on or about April 26, 2001. The class action suit alleges certain violations of federal securities laws, and seeks damages on behalf of a class of shareholders who purchased our common stock during defined periods. A related shareholder derivative lawsuit, In re PurchasePro.com, Inc. Derivative Litigation, District Court, Clark County, Nevada, Case No. A436614, which also results from the consolidation of other suits, the first of which was filed on June 28, 2001, alleges various breaches of fiduciary duty by certain current or former officers and directors and effectively alleges the same allegations which are the subject of the federal securities class actions. Although we are currently unable to predict the ultimate outcome of this lawsuit, we believe that the claims in the federal and state lawsuits are without merit and intend to defend them vigorously.

         In December 2001, we and certain former officers and directors were named as defendants in Collegeware USA, Inc. v. PurchasePro.com, Inc., et al., U.S.D.C., Southern District of New York, Case No. 01CV10867. The complaint alleges violations of federal securities laws in our initial public offering in September 1999 and secondary offering in February 2000 arising from a failure to disclose that our underwriters solicited and received excessive commissions and allocated shares to customers in exchange for the customers’ promises to purchase additional shares in the after-market at pre-determined prices above the offering price, thus distorting and/or inflating the market price for shares of our common stock in the after-market. The suit is part of the “IPO Allocation Securities Litigation” in approximately 320 companies and over 30 underwriters have been sued in actions alleging claims nearly identical to those alleged against us. Although we are currently unable to predict the ultimate outcome of this lawsuit, we believe that the claims are without merit and intend to defend them vigorously.

         On January 8, 2002, PurchasePro.com, Inc. was named as a defendant in Langley v. Credit Suisse First Boston Corp., Prudential Securities, Inc. and PurchasePro.com, Inc., U.S.D.C. for the Eastern District of Kentucky, Case No. 00-448. Although the action had been pending against Prudential Securities, Inc. and Credit Suisse First Boston Corporation since late 2000, we were not initially named as a defendant. The claims against us include reformation, breach of contract as reformed, and rescission, and are based on the plaintiff’s allegation that a lock-up provision associated with our secondary public offering was improperly enforced. Although we are currently unable to predict the ultimate outcome of this lawsuit, we believe that the claims are without merit and intend to defend them vigorously.

         In March 2002, FreeMarkets, Inc. initiated a suit against us, FreeMarkets, Inc. v. PurchasePro.com, Inc., U.S.D.C., District of Delaware, Case No. 02-162, alleging that certain functionalities of our e-Source product infringe on FreeMarkets’ U.S. Patent No. 6,216,114. FreeMarkets’ patent is entitled “Method and System for Controlling and Initiating the Duration of Overtime Intervals in Electronic Auctions” and seeks to protect certain business methods used by FreeMarkets. The suit seeks an order that we are infringing on FreeMarkets’ patent and an injunction against further infringement, along with their damages, attorney fees and costs. On April 15, 2002, we filed a response denying all of the allegations and asserted three (3) counterclaims against FreeMarkets including: (1) breach of contract, (2) declaratory judgment of patent non-infringement and (3) declaratory judgment of patent invalidity. Although we are currently unable to predict the ultimate outcome of this lawsuit, we believe that their claims are without merit, intend to defend them vigorously and pursue our counterclaims.

         In February 2001, All Creative Technologies, Inc. filed a lawsuit in the Eighth Judicial District Court, Clark County, Nevada, Case No. A43337, against PurchasePro.com, Charles E. Johnson, Jr., the Company’s former Chairman and CEO, and Ranel Erickson, the Company’s former VP of Research and Development. The complaint alleges violations of the Nevada Racketeering, Influence and Corruption Act (“RICO”), misappropriation of trade secrets by Mr. Johnson and Mr. Erickson, unlawful acquisition of trade secrets by the Company, and breach of contract by Mr. Johnson. The complaint seeks compensatory damages in excess of $10,000 for each of the four causes of action, treble damages with respect to the civil RICO claim, and exemplary damages with respect to the unlawful acquisition of trade secrets, as well as costs and attorney fees. The exact monetary amount being sought is unknown at this time. Although we are currently unable to predict the ultimate outcome of this lawsuit, we believe there is no merit to the suit and intend to vigorously defend this action.

         In October 2001, Verizon Yellow Pages Company filed a lawsuit against us in District Court, Clark County, Nevada, Case No. A440979. The complaint alleges breach of contract, unjust enrichment and monies due and owing, and seeks compensatory damages in excess of $10,000 for each of the three causes of action, as well as costs and attorney fees. The exact monetary amount being sought is unknown at this time. Although we are currently unable to predict the ultimate outcome of this lawsuit, we believe there is no merit to the suit and intend to vigorously defend this action.

         We are named as a nominal defendant in a suit filed in June 2001, Levy v. Office Depot, Inc. and PurchasePro.com, Inc., U.S.D.C., Southern District of Florida, Case No. 01-8529-CIV-DIMINTROULEAS/JOHNSON, under Section 16(b) of the Securities Exchange Act of 1934, as amended, which results from the purchase and sale of our securities by Office Depot. The complaint seeks recovery on our behalf of certain short-swing profits allegedly received by Office Depot in violation of Section 16(b). There can be no assurance that we will receive any funds as a result of this suit. Although we are only a nominal defendant in this action, we may be required to expend time and money to resolve it.

         We are involved in other various routine legal proceedings incidental to our normal course of business. We do not believe that any of these legal proceedings will have a material adverse effect on our financial condition, results of operations or cash flows.

MARKET FOR COMMON EQUITY
AND RELATED SHAREHOLDER MATTERS

         The Company’s common stock has been traded on the Nasdaq National Market under the trading symbol “PPRO” since the Company completed its initial public offering of common stock on September 14, 1999. Prior to that date, there was no public market for our common stock.

Price Range of Common Stock

	2002		2001		2000

	High	Low	High	Low	High	Low

First quarter	$6.85	$2.95	$156.80	$27.05	$410.00	$170.00

Second quarter			$37.80	$4.90	$188.45	$45.95

Third quarter			$8.25	$2.25	$238.75	$82.50

Fourth quarter			$8.90	$1.85	$237.20	$55.00

         The above information has been restated to reflect a two-for-one stock split, effected in the form of a stock dividend to each stockholder, which occurred on October 12, 2000, and a 1-for-5 reverse stock split that our Board of Directors authorized to become effective on May 14, 2002.

         On May 14, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $1.60. As of April 25, 2002, there were approximately 439 registered holders of record of our common stock. This number excludes individual stockholders holding stock under nominee security position listings because many of such shares are held by brokers and other institutions on behalf of stockholders. As a result, we are unable to estimate the total number of stockholders represented by these record holders, but we believe that the amount is in excess of 80,000.

DIVIDEND POLICY

         We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Our board of directors, at its discretion, will make any future determination relating to our dividend policy. The board of directors will consider a number of factors, including future earnings, capital requirements, financial conditions and future prospects, when evaluating the merits of paying any future cash dividends.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

         We derived the selected consolidated financial data presented below from our historical financial statements and related notes. You should read the selected consolidated financial data together with our historical financial statements, related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

         Arthur Andersen LLP, independent public accountants, audited our historical financial statements for the years ended December 31, 2000, 1999, 1998 and 1997. Grant Thornton LLP, independent public accountants, audited our historical financial statements for the year ended December 31, 2001. Their respective reports for the years ended December 31, 2001, 2000 and 1999 appear in another part of this prospectus.

	Three Months	Three Months	Year Ended December 31,
	Ended	Ended
	March 31, 2002 (unaudited)	March 31, 2001 (unaudited)	2001	2000	1999	1998	1997

			(In thousands, except per share amounts)
Statement of Operations Data:

Total revenues	$2,765	$16,029	$38,766	$64,991	$6,017	$1,670	$675

Operating loss	$(8,713)	$(34,036)	$(272,994)	$(79,974)	$(72,131)	$(6,483)	$(2,865)

Net loss	$(8,820)	$(33,467)	$(272,183)	$(72,811)	$(71,941)	$(6,800)	$(2,985)

Net loss applicable to common stockholders	$(8,820)	$(33,467)	$(272,183)	$(72,811)	$(81,983)	$(7,135)	$(2,985)

Loss per share: (2)

Basic	$(0.54)	$(2.44)	$(19.00)	$(5.75)	$(12.20)	$(1.40)	$(0.65)

Diluted	$(0.54)	$(2.44)	$(19.00)	$(5.75)	$(11.95)	$(1.30)	$(0.60)

Balance Sheet Data:

Cash and cash equivalents	$6,985 (b)	$54,863	$7,401 (b)	$86,335	$30,356	$1,690	$8

Working capital (deficit)	$(3,244)	$57,383	$(4,081)	$70,789	$28,439	$907	$(1,907)

Total assets	$41,943	$295,033	$45,866	$320,222	$66,477	$2,745	$609

Notes payable	$—	$—	$—	$—	$25	$1,545	$2,567

Long-term liabilities, net of current portion	$5,356	$7,150	$5,533	$10,348	$—	$—	$—

Redeemable convertible preferred stock	$—	$—	$—	$—	$—	$6,339	$—

Total stockholders’ equity (deficit)	$21,855	$248,361	$24,456	$260,920	$61,854	$(5,881)	$(2,709)

(a)	The Board of Directors approved a 1-for-5 reverse stock split effective May 14, 2002.
(b)	Includes $912,000 of restricted cash.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

         You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinions only as of the date hereof. We undertake no obligation to release publicly the results of any revisions to these forward-looking statements to reflect events or circumstances arising after the date of this report. Readers should carefully review the risk factors described in this report, and other documents we file from time to time with the SEC, including the Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2001, and the Quarterly Reports on Form 10-Q we filed in fiscal years 2002 and 2001.

         We offer strategic sourcing, procurement and materials management software solutions. Our suite of products and services includes our e-Source sourcing and reverse auction solutions, e-Procurement, v-Distributor and e-MarketMaker marketplace solutions, and MMS400 enterprise materials management system. In addition, our commerce network has continued to expand as use of our software solutions has grown, resulting in an interconnected database of buyers and suppliers utilizing our solutions.

         From our inception through early 1999, substantially all of our revenues were derived from monthly membership subscription fees for access to our global marketplace and from application service fees for private-labeled marketplaces. In early 1999, we began contracting with business customers to set up private labeled marketplaces tailored to the needs of our customers. We began charging these customers an application service provider fee for a fully operational marketplace solution hosted and maintained by us during the period of service. In general, we recognize revenues as an application service provider over the period of service.

         In September 1999, we began generating transaction fee revenues from transactions consummated by our members with value added merchandise and service providers. Also, we began generating advertising fees, which we believe will generate additional transaction fees in the future.

         In May 2000, we launched a suite of marketplace solutions designed for three large classes of businesses and began licensing our software. In September 2000, we began selling software licenses for these private labeled marketplace solutions through value added resellers. We have adopted the method of deferring revenue recognition until the time the reseller delivers the software to the end user. After delivery to the reseller, we cannot be assured of when the resellers will actually deliver the software.

         In January 2001, we completed the acquisition of Stratton Warren. Stratton Warren designs and markets software for hotels, casinos, and other food service operation with purchasing, inventory and material management requirements.

         In April 2001, we completed our acquisition of BayBuilder. BayBuilder provides strategic sourcing software and services that enable trading partners to negotiate and collaborate in order to lower costs and improve supplier relationships on both direct and indirect goods.

         For our software license revenue, we apply the provisions of American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions,” which amends SOP 97-2. SOP 97-2 and 98-9, as amended, generally require revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on the evidence that is specific to the vendor. License revenue allocated to software products generally is recognized upon delivery of the products or deferred and recognized in future periods to the extent that an arrangement includes one or more elements that are to be delivered at a future date and for which fair values have not been established. Revenue allocated to maintenance is recognized ratably over the maintenance term. Revenue allocated to training and other service elements is recognized as the services are performed. If evidence of fair value does not exist for all elements of a license agreement and professional consulting services are the only undelivered element, then all revenue for the license arrangement is recognized ratably over the term of the agreement as license revenue. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. For software licenses sold to resellers, we defer revenue recognition until the time the reseller delivers the software to the end user. Under our standard reseller program, we have no obligation of future performance under licenses sold to resellers. If we provide other services that are considered essential to the functionality of the software products, both the software product revenue and service revenue are recognized at the time the services are completed. Such contracts typically consist of professional services and are generally completed within 45 days of the software sale. For software licensees who contract with us to host their marketplaces, we recognize hosting revenue over the period the hosting services are provided. Hosting contracts generally are terminable on 30-day notice and do not impact the license and maintenance agreement.

         We have issued warrants to several of our strategic marketing partners. In 1999, we issued 210,000 warrants to a strategic marketing partner in exchange for a license to business-to-business editorial content valued at approximately $10.7 million. The editorial content was amortized to operating expense until the fourth quarter of 2000, at which time we concluded that changes in estimated future cash flows from the editorial content asset were less than the carrying value, and we recognized an impairment loss of approximately $9.8 million. In 1999, we issued 540,000 warrants to a strategic partner valued at $50.1 million, which was charged to sales and marketing expense at the date of issuance. In 2000, we issued 800,000 warrants to America Online (“AOL”), of which 200,000 warrants that vested immediately were valued at $25.8 million and were recorded as an intangible asset. The remaining 600,000 warrants could be earned based on AOL’s performance under the warrant agreement. The portion of the warrant agreement that related to the performance-based warrants was amended in November 2000 to reduce the strike price to $.05 per share in exchange for additional revenues streams marketed by AOL. We recognized sales and marketing expense during the periods that the warrants were earned. During the years ended December 31, 2001 and 2000, we recognized $10.0 million and $30.0 million of sales and marketing expense related to approximately 225,000 and 375,000 warrants earned under the agreement, respectively. In September 2001, we terminated certain agreements with AOL. In 2000, we issued 600,000 warrants to Gateway Companies, Inc. (“Gateway”) in exchange for certain training and marketing services valued at approximately $38.2 million. We amortize the value of these services to sales and marketing expense during the periods that the services are provided. During 2001, we concluded that the estimated benefits from the training and marketing services were less than the carrying value, and we recognized an impairment loss of approximately $21.8 million.

         We have incurred significant costs: to develop our technology, products and services; to recruit and train personnel for our technology, sales, marketing, professional services and administration departments; and for the amortization of our intangible assets and for our strategic marketing warrants. As a result, we have incurred significant losses since inception, and as of March 31, 2002, had an accumulated deficit of $433.0 million. We believe our success is contingent on increasing sales of our products and services and collecting those amounts due from our customers. We may continue to have substantial non-cash expenses related to the issuance of warrants to purchase our common stock. These warrant-related expenses will not be recognized until the warrants are earned and will fluctuate depending on the market value of our common stock. See Note 8, Stockholders’ Equity, of the Notes to Consolidated Financial Statements for more detailed information.

         We had 120 employees as of May 13, 2002, a significant decline from 542 employees we had as of December 31, 2000. After significant downsizing during the year, we believe we are now appropriately sized for the expected demand for our products and services.

         In connection with the granting of stock options to our employees we recorded deferred stock-based compensation totaling approximately $27.9 million from inception through March 31, 2002. This amount represents the difference between the exercise price and the deemed fair value of our common stock for accounting purposes on the date these stock options were granted. This amount is included as a component of stockholders’ equity and is being amortized by charges to operations over the vesting period of the options, consistent with the method described in Financial Accounting Standards Board Interpretation No. 44. During the years ended 2001, 2000 and 1999 and the three months ended March 31, 2002, we recorded $6.6 million, $17.1 million, $5.8 million and $733,000, respectively, of related stock-based compensation expense. As of the three months ending March 31, 2002, we had no deferred compensation remaining to be amortized. Stock-based compensation is presented as a component of each operating expense caption in our consolidated statements of operations.

         We believe our critical accounting policies include revenue recognition and impairment analysis. With respect to revenue recognition, we expend a significant amount of time and effort in contract negotiations with our customers. As a result of these negotiations, most contracts contain provisions that require significant analysis and review for revenue recognition. During the last several years, we have experienced a significant evolution in the form of our contracts, how contracts are structured, the duration of contracts, and other terms. We expect that this evolution will continue as new products and services are developed and brought to market. Our products and services may be bundled, or unbundled in an effort to provide the customer with a solution that satisfies its particular situation.

         With respect to our other critical accounting policy, impairment analysis, a significant amount of professional judgment and experience is necessary to identify potential impairments, develop assumptions, and make fair value assessments. Assumptions that need to be made often include, among others, discount rates, estimated useful lives, and cash flows. Often times, these assumptions are developed with no single value representing the most probable outcome, but rather a range of values represents a probable result. During 2001, a significant amount of our assets were identified as impaired. We discuss these impairments more fully below, as well as in the Notes to the Consolidated Financial Statements.

Acquisitions

         Stratton Warren Software, Inc. On January 16, 2001, we completed the acquisition of all the outstanding stock of Stratton Warren, a Georgia corporation that designs and markets software for hotels, resorts, casinos, and other food service operations with purchasing, inventory and materials management requirements. Stratton Warren’s principal assets include its intellectual property and software, in addition to numerous license and maintenance agreements with companies that license and use Stratton Warren’s software. The total consideration for the acquisition consisted of:

1.	$1.5 million in cash, payable on October 30, 2000, plus $3.5 million used by Stratton Warren to redeem certain of its shares held by a shareholder prior to completion of the acquisition;

2.	$9.0 million in shares of common stock of the Company (which totaled 108,271 shares based on the closing price of our common stock on January 16, 2001); and

3.	$500,000 in cash deposited in escrow to secure indemnification obligations of Stratton Warren’s sole remaining shareholder to be distributed ninety days after the closing date.

         The consideration for the outstanding stock of Stratton Warren was determined through arms-length negotiations. The cash portion of the purchase price for the shares of Stratton Warren was provided from the Company’s working capital.

         BayBuilder. On April 20, 2001, we completed our acquisition of all the outstanding stock of Net Research, Inc., a Florida corporation doing business as BayBuilder, a strategic sourcing technology company that provides strategic sourcing software and services that enable trading partners to negotiate and collaborate in order to lower costs and improve supplier relationships on both direct and indirect goods. BayBuilder’s strategic sourcing solution provides buyers and suppliers with workflow, supplier survey, e-negotiations, reverse auctions, analytics and decision optimization tools. The total consideration for the acquisition consisted of $3.0 million in cash and $5.5 million in common stock. The consideration for the outstanding stock of BayBuilder was determined through arms-length negotiations. The cash portion of the purchase price for the shares of BayBuilder was provided from the Company’s working capital.

Liquidity and Capital Resources

         Since our inception on October 8, 1996, we have had significant negative cash flows from our operations. For the year ended December 31, 2001 and 2000 and the three months ended March 31, 2002, we used $31.9 million, $21.4 million and $5.9 million of cash, respectively, in our operations. Cash used in operating activities in each period resulted primarily from net losses in those periods, offset by non-cash charges and changes in current assets and liabilities.

         For the year ended December 31, 2001 and 2000 and the three months ended March 31, 2002, we used cash totaling $41.0 million, $67.9 million and $94,000, respectively, in our investing activities. Net cash used in investing activities for the three months ended March 31, 2002 consists primarily of expenditures for software development. Net cash used in investing activities for the year ended December 31, 2001, primarily consisted of expenditures for software development, computers and related equipment purchases, as well as capitalized software development costs. Our investing activities for the year ended December 31, 2001, also include the acquisition of Stratton Warren and BayBuilder. Net cash used in investing activities for the year ended December 31, 2000 includes a $25.0 million payment made to AOL in March 2000 under a marketing agreement. The remainder consists of cash used to purchase property and equipment and cash used to purchase debt or equity securities of other companies.

         Net cash used in financing activities for the year ended December 31, 2001 and the three months ended March 31, 2002 was $6.9 million and $1.3 million, respectively. Financing activities in 2001 include payments of long-term obligations totaling $3.1 million, including the AOL marketing and technology development agreements offset by proceeds to $1.8 million for the exercise of employee stock options. Net cash provided by financing activities for the three months ended March 31, 2002 was $5.6 million. This includes a $6.0 million private investment public entity financing.

         Our working capital deficit, including restricted cash, as of March 31, 2002, was $3.2 million. In September 2001, we breached a payment obligation to a vendor whereby we were obligated to make a $1.5 million payment. As a result of the default, we reclassified the long-term portion of the obligation to the “Current portion of long-term liabilities” caption on the Consolidated Balance Sheets. As of March 31, 2002 the total obligation included in current liabilities was $5.6 million.

         As of March 31, 2002, our principal source of liquidity was approximately $6.1 million of cash and cash equivalents, and $2.4 million of net trade accounts receivable. On October 23, 2001, we took significant steps to reduce our cash operating expenses, including headcount and facilities cost reductions. We anticipate that our normal and recurring cash operating expenses will be approximately $6.0 million per quarter thereafter. We believe that this reduction, along with our cash, cash equivalents and net trade accounts receivable, expected sales, and access to additional capital described below will enable us to fund our operating activities through at least December 31, 2002. However, if we are unable to achieve the reduction of cash operating expense we anticipate or new sales we currently project, if we are required to make additional non-recurring cash payments, or if we are unable to maintain our access to additional capital, there can be no assurance that our cash, cash equivalents and net accounts receivable will be sufficient to fund our operations for such period.

         In December 2001, we entered into a Common Stock Purchase Agreement (the “Fusion Purchase Agreement”) with Fusion Capital Fund II, LLC (“Fusion Capital”), in connection with a private equity line financing transaction pursuant to which we will offer and sell to Fusion Capital up to $15.0 million of our common stock over a period of up to 30 months. As a condition to Fusion Capital’s obligation to make purchases under the Fusion Purchase Agreement, the common stock to be offered and sold to Fusion Capital must be registered in an effective registration statement with the Securities and Exchange Commission.

         Pursuant to the Fusion Purchase Agreement, Fusion Capital shall purchase on each trading day during each monthly period during the term $25,000 of our common stock, subject to our right to suspend such purchases or decrease the amount of such purchases, and our right to terminate the Fusion Purchase Agreement at any time. We have the right to set a minimum purchase price per share at any time, although we may not decrease the purchase price per share to below $0.50. We also have the right to increase the daily purchase amount at any time, provided the stock price is above $20.00 per share for five (5) consecutive trading days.

         Under the Fusion Purchase Agreement, the purchase price per share will be equal to the lesser of (i) the lowest sale price of our common stock on the purchase date; and (ii) the average of the three lowest closing bid prices of the common stock during the ten consecutive trading days prior to the date of a purchase by Fusion Capital. Notwithstanding the foregoing, Fusion Capital may not purchase shares of common stock under the Fusion Purchase Agreement if Fusion Capital or its affiliates would beneficially own more than 4.9 percent of our then aggregate outstanding common stock immediately after the proposed purchase. If the 4.9 percent limitation is ever reached, we have the option to increase this limitation to 9.9 percent. If the 9.9 percent limitation is ever reached, this limitation will not limit Fusion Capital’s obligation to fund the daily purchase amount.

         Fusion Capital will receive 120,000 shares of common stock as a commitment fee for the financing, 60,000 of which were received upon entering into the Fusion Purchase Agreement, with a portion of the remaining 300,000 shares issuable in connection with each purchase by Fusion Capital. In addition, we paid a $35,000 commitment fee to Fusion Capital.

         On February 13, 2002, we entered the Ladenburg Purchase Agreement with a group of Purchasers in connection with a private placement of 1,846,154 shares of our common stock at an aggregate offering price of $6.0 million, or $3.25 per share, together with warrants to purchase up to 276,923 shares of our common stock at an exercise price of $5.00 per share. Ladenburg acted as our agent in the private placement, in connection with which we have paid Ladenburg an agency fee equal to 4 percent of the total offering, or $240,000.

         Pursuant to the Ladenburg Purchase Agreement, we must file this registration statement with the Securities and Exchange Commission to register the shares of common stock issued in the private placement and issuable upon exercise of the warrants issued in the private placement pursuant to a registration rights agreement entered into with the Purchasers simultaneously with the Ladenburg Purchase Agreement. If the registration statement filed by us is not effective within 90 days of the date of issuance, we are required to pay the Purchasers an amount equal to 2 percent of the original offering price per month until it becomes effective.

         In addition, we may pursue various financing alternatives, including the public or private sale of additional shares of common stock or the issuance of either debt or equity securities convertible into shares of our common stock. There can be no assurance that any such additional financing will be available on terms we find acceptable or at all. Although we believe that we will be able to fund our operating activities for at least the next twelve months even if we do not obtain such additional financing, in the event our operating expenses are greater than we expect, if our expected sales are less than our current projections, if we are required to make additional non-recurring cash payments, or if we are unable to maintain our access to additional capital, failure to raise additional capital could severely harm our business, financial condition and results of operations.

Results of Operations

Comparison of the Three Months Ended March 31, 2002 and March 31, 2001

         Revenues. Our revenues are grouped into four categories. Software licenses are for licenses sold. Network access and service fees include subscription fees and transaction fees charged for access to our global marketplace, application service fees for branded marketplaces we host for our customers, maintenance fees for on-going software license maintenance, hosting fees for those customers who have licensed our software products and have contracted for our hosting services and professional fees for customizing the software for our customers. Advertising fees include fees for advertising on our global marketplace. Other revenues include fees generated by our purchasing aggregator subsidiary, Pro Purchasing Systems, Inc (“PPS”), and other ancillary services.

         Our net revenues decreased to $2.8 million from $16.0 million. The decrease between periods resulted from lower software license fees and network access and service fees. Software license fee revenue decreased to $658,000 from $11.0 million between periods due to no sales of our e-marketplace software products. The decrease is attributed to a softening of the U.S. economy that has resulted in lower demand for our products as well as a shift away from marketplace software products. Network access and service fee revenue decreased to $2.0 million from $3.5 million between periods. Prior year results included a one-time promotional subscription offer of $1.0 million paid by Office Depot. Advertising revenues decreased to $20,000 from $1.4 million between periods as a result of a decline in advertising fees generated by PPS. During the three months ended March 31, 2002, one customer accounted for approximately 11 percent of net revenues. During the three months ended March 31, 2001, one customer accounted for approximately 22 percent of net revenues and two customers each accounted for 12 percent of net revenues.

         Cost of Revenues. Our cost of revenues consists primarily of costs for operating the public and private marketplace networks and costs to develop private marketplaces, including fees for independent contractors and compensation for our personnel. Our cost of revenues declined to $960,000 from $2.2 million. The decrease was primarily a result of the year over year decrease in personnel in our customer service and project management departments. Expenses related to personnel costs decreased to $665,000 from $1.5 million. Other items also contributing to the decrease between periods were hardware/software maintenance and internet service provider costs.

         Sales and Marketing. Our sales and marketing expenses are comprised primarily of compensation for our sales and marketing personnel, travel and related costs, and costs associated with our marketing activities such as advertising and promotional activities. Our sales and marketing expenses decreased to $1.7 million from $31.8 million between periods. In 2001, we recognized $14.8 million related to the warrants earned by America Online (“AOL”) and amortization of assets acquired with previously issued warrants. No such activity occurred during 2002. Personnel costs decreased to $1.2 million from $4.6 million between periods. The decrease was attributed to headcount reductions between periods. Also contributing to the change between periods was a $10.4 million decrease in marketing, promotional activities, and commission expenses, primarily in connection with our relationship with AOL. We also recognized stock-based compensation costs of $32,000 and $394,000 for the three months ended March 31, 2002 and 2001, respectively.

         Programming and Development. Programming and development expenses consist primarily of compensation for our programming and development staff and payments to outside contractors. Our programming and development expenses decreased to $1.0 million from $3.7 million. The decrease is attributable to a decrease in our personnel costs, decreased use of contracted consultants, and a decrease in software maintenance costs. Expenses related to programming and development personnel decreased $1.4 million between periods. Contractor costs decreased $201,000 between periods. Software maintenance costs decreased $351,000. A portion of our personnel costs is capitalized and will be amortized over the life of the software asset. We also recognized stock-based compensation costs of $85,000 and $501,000 for the three months ended March 31, 2002 and 2001, respectively.

         General and Administrative. Our general and administrative expenses consist primarily of depreciation and amortization, bad debt expense and compensation for personnel and, to a lesser extent, fees for professional services, facility and communications costs. Our general and administrative expenses decreased to $7.7 million from $12.4 million for the three months ended March 31, 2002 and 2001, respectively. Personnel costs decreased $770,000 between periods due to reduced headcount. Depreciation and amortization decreased $2.0 million between period due to lower fixed assets in service. Bad debt expense decreased $1.6 million between periods primarily due to lower revenues. Professional fees increased $196,000 between periods due primarily to legal and accounting fees. We also recognized stock-based compensation costs of $616,000 and $769,000 for the three months ended March 31, 2002 and 2001, respectively.

         Investment Losses. In March 2002, we recorded a write-off of $129,000 in connection with an investment we had in a public company that declared bankruptcy.

         Other Income (Expense). Interest income decreased to $52,000 from $1.0 million for the three months ended March 31, 2002 and 2001, respectively. The decrease resulted from lower average cash balances during the quarter. Our interest expense decreased to $159,000 from $477,000 for the three months ended March 31, 2002 and 2001, respectively. The decrease resulted primarily from a reduction of debt obligations, primarily the termination of the AOL agreement in September 2001.

Comparison of the Year Ended December 31, 2001 and December 31, 2000

         Revenues. Our revenues are grouped into four categories. Software licenses are for product licenses sold by us. Network access and service fees include subscription fees and transaction fees charged to individual subscribers for access to our global marketplace and application service fees for private-labeled marketplaces we host for our customers, maintenance fees for on-going software license maintenance, hosting fees for those customers who have licensed our software products and have contracted our hosting capabilities, and professional services for setting up marketplaces, assisting customers with strategic sourcing events and providing other ancillary services. Advertising fees include fees for advertising on our global marketplace. Other revenues include fees generated by our purchasing aggregator subsidiary, PPS, and other ancillary services.

         Our net revenues decreased to $38.8 million for the year ended December 31, 2001 from $65.0 million for the year ended December 31, 2000. The decrease resulted primarily from a decline in our software license fees and network access fees. Software license fee revenue decreased to $16.9 million from $34.9 million. We experienced a significant reduction in the demand for our marketplace products during the second quarter of 2001. We attribute this decrease to a softening of the U.S. economy that has resulted in lower demand for our products. During 2001 and 2000, AOL referred $10.1 million and $10.5 million of each period’s total license fee revenue. As discussed below, we terminated our relationship with AOL during 2001; therefore, future referrals from AOL are not expected to occur. Our network access and service fee revenue decreased to $18.7 million from $23.5 million. Each year includes two promotional subscription offers paid by Office Depot and AOL on behalf of their subscribers. During the years ended 2001 and 2000, these promotional subscription offers were $10.0 million and $15.9 million, respectively. Both of these revenue streams are nonrecurring. Excluding these one-time contracts, network access and service fees increased $1.1 million. Advertising revenues decreased to $2.4 million from $3.2 million. Advertising revenue has declined due to several preferred suppliers leaving our global network. Other revenues decreased to $792,000 from $3.4 million between periods. The decline is attributable to a one-time project during 2000 to develop multiple web sites for a customer. During the year ended December 31, 2001, AOL accounted for 26 percent of net revenues. No other customers contributed 10 percent or more of net revenues. In total, 52 percent of our revenues resulted from our relationship with AOL, as a customer and through referrals, for the year ended December 31, 2001. During the year ended December 31, 2000, two customers each accounted for 18 percent of net revenues. We anticipate no revenues to be generated from our relationship with AOL in future periods due to the termination of certain agreements with AOL.

         Cost of Revenues. Our cost of revenues consists primarily of costs for operating the public and private marketplace networks and costs to develop private marketplaces, including fees for independent contractors and compensation for our personnel. Our cost of revenues increased to $7.4 million from $4.5 million for the years ended December 31, 2001 and 2000, respectively. Expenses related to personnel costs increased to $3.9 million from $3.1 million between periods. Other items also contributing to the increase between periods were ISP and hardware/software maintenance costs.

         Sales and Marketing. Our sales and marketing expenses are comprised primarily of non-cash marketing costs, compensation for our sales and marketing personnel, travel and related costs, and costs associated with our marketing activities such as advertising and other promotional activities. Our sales and marketing expenses decreased to $69.6 million from $78.0 million between periods. We recorded non-cash charges of $26.5 million during 2001 for the amortization of marketing assets acquired with previously issued warrants. In 2000, we recorded a $30.0 million non-cash charge in connection with warrants issued to AOL for customer referrals. Also in 2000, we recorded a $2.8 million non-cash charge related to the issuance of common stock to re-acquire certain geographic marketing rights that, in 1999, we had sold to a company controlled by a then-member of the board of directors. We recognized stock-based compensation costs of $1.6 million and $2.0 million during the years ended December 31, 2001 and 2000, respectively. Amortization recorded in connection with the AOL marketing asset increased $7.9 million between periods. Personnel costs decreased to $13.3 million from $18.5 million between periods as a result of headcount reductions. Travel and related costs decreased $733,000 between periods. We expect that our sales and marketing expenses will decrease in absolute dollars as a result of reduced headcount and the elimination of non-cash AOL warrant charges under the strategic marketing partner agreement.

         Programming and Development. Programming and development expenses consist primarily of compensation for our programming and development staff and payments to outside contractors. We also recognized stock-based compensation costs of $871,000 and $285,000 for the years ended December 31, 2001 and 2000, respectively. Exclusive of the non-cash charges, our programming and development expenses increased to $9.6 million from $8.9 million for the year ended December 31, 2001 and 2000, respectively. Expenses related to programming and development personnel increased to $6.6 million from $5.8 million between periods. Professional services fees decreased $335,000 from the prior period. Software maintenance costs increased to

$1.0 million from $393,000 between periods as a result of a more extensive array of development tools used by our programming personnel.

         General and Administrative. Our general and administrative expenses consist primarily of depreciation and amortization, bad debt expense and compensation for personnel and, to a lesser extent, fees for professional services, facility and communications costs. General and administrative expense increased to $75.0 million from $41.3 million. We recognized stock-based compensation costs of $4.2 million and $14.8 million for the years ended December 31, 2001 and 2000, respectively. In June 2001, we cancelled 2,775,000 executive options in a stock for options swap, resulting in the issuance of 2,122,545 shares of common stock of which 1,061,272 shares were vested upon issuance and 1,061,273 shares are restricted. Of those shares vested upon issuance, 358,176 were cancelled upon surrender in consideration of income tax withholding requirements for the value on the date of issuance of such vested shares. We recorded stock-based compensation on the date of issuance of $3.2 million for the fair value of the common stock of which $1.6 million was recorded as deferred stock-based compensation related to the unvested portion. The deferred stock-based compensation is being amortized over the vesting periods of the related grants. No such transaction occurred in 2000.

         Personnel costs increased to $14.3 million from $5.9 million, resulting from an increase in size of our executive and administrative staff, as well as non-recurring costs to attract and retain our executives. Travel and related costs increased $2.5 million between years primarily resulting from the payment of travel expenses as part of our settlement with our former chairman and chief executive officer. Depreciation and amortization increased to $23.0 million from $7.0 million for the years ended December 31, 2001 and 2000, respectively, mainly related to additions of furniture, fixtures, equipment and intangible assets, including goodwill. Additionally, bad debt expense increased to $10.6 million from $3.4 million for the years ended December 31, 2001 and 2000, respectively. The increase is a result of management’s evaluation of the collectibility of receivables from certain customers who experienced severe operating and cash flow problems during 2001. Professional fees increased to $10.6 million from $3.7 million. Legal and professional service costs increased due to defense of suits filed against us, legal disputes and settlements including the re-acquisition of our common stock from the BayBuilder shareholders. Recruiting costs increased mainly due to attracting our executive staff.

         Asset Impairments, Investment Losses and Abandonments. We review our assets whenever any indicators exist that there might be an impairment in the realizable value of an asset. These indicators include external factors such as deteriorating business conditions, changes in laws and regulations, and extended industry or economic weakness. Internal factors include termination of contracts, ineffectiveness of marketing efforts, and employee turnover. The following table summarizes the charges recorded for asset impairments, investment losses and abandonments.

	2001	2000

Prepaid assets	$6,049	$—

Investments in other companies	14,061	2,261

Property and equipment	19,766	—

AOL technology and marketing	71,013	—

Gateway training and marketing	21,759	—

Software development costs	21,857	—

Goodwill	3,293	—

Editorial content	—	9,851

	$157,798	$12,112

         Prepaid Assets. We recorded an impairment of prepaid assets for items that we expected would provide no future economic benefit. Included in the prepaid asset write-off was approximately $5.3 million related to the abandonment of in-store kiosks we rented in certain Office Depot stores. We evaluated the subscriber activity generated from the kiosks and determined that the carrying value was well in excess of the realizable value and therefore recorded an impairment.

         Investments in Other Companies. With respect to certain investments in other companies, we evaluated the prospects of recovering our investments based on the current financial condition of those companies and their ability to continue as a going concern. If the results of the analysis indicated that recovery was unlikely and that the decline in value was other than temporary, we wrote-off the investment. For the years ended December 31, 2001 and 2000, write-downs of investments in private companies totaled

$13.2 million and $2.3 million, respectively. In addition, we wrote down an investment in a publicly traded company based on a decline in market value that was deemed to be other than temporary of $871,000 during the year ended December 31, 2001.

         Property and Equipment. We abandoned several significant software assets that were included in property and equipment. We had originally anticipated implementing a number of software applications which we purchased late in 2000 and early 2001. These applications included a content management tool, a license to an auction tool, a customer relationship management application and several development tools. However, due to changes in our strategic direction, these software projects were abandoned. The net book value of these assets prior to the write-off was $14.9 million. Also during 2001, we consolidated our operations from several separate office buildings to one building. We conducted a physical inventory after the office consolidation was complete. As of December 31, 2001, we wrote off approximately $4.9 million in computer hardware, software, furniture and equipment primarily because we determined that the assets held no further utility.

         Termination of AOL Marketing and Technology Development Agreements. In June 2001, we began discussions with AOL regarding our existing relationship, including future required payments to AOL under the Interactive Marketing Agreement and the Technology Development Agreement. We notified AOL that we did not expect to make any further payments under those agreements, pursuant to which we had paid approximately $49.8 million, in aggregate. As consideration for release of our payment obligations under such agreements, we proposed various modifications to the Interactive Marketing and the Technology Development Agreements as well as other existing arrangements that resulted in the abandonment of our rights to certain advertising and technology assets under such agreements. In September 2001, a termination agreement was signed by AOL and us. Approximately $71.0 million, net of accumulated amortization, that related to these agreements was written off in the third quarter of 2001. In addition, since we are no longer required to make any further payments under the Interactive Marketing Agreement and the Technology Development Agreement, the cancellation of the obligation was recognized as an offset to operating expenses of approximately $19.8 million. Also, in connection with the termination, AOL made a one-time payment to us of $1.5 million in satisfaction of existing obligations.

         Gateway Training and Marketing Agreement. In September 2001, vested warrants issued to Gateway to acquire 400,000 shares of our common stock expired unexercised. In December 2001, we evaluated Gateway’s ability to deliver on its obligations under its agreements with us. To date, Gateway has provided, and continues to provide, the contractual services, although much more slowly than originally planned. As of December 31, 2001, more than one half of the contract period has expired, but Gateway has delivered less than five percent of its total obligation under the contract. In addition, current economic conditions may also make delivery of all of the remaining obligated training and marketing services during the remaining contract term unfeasible. Based on these factors and discussions we have had with Gateway, we determined that asset value was impaired. As a result of the analysis, we wrote off the training and marketing asset.

         Capitalized Software Development Costs. During 2001, we evaluated certain in-process capitalized software development assets as part of our workforce reductions that occurred in June and October 2001. This evaluation assessed our product development objectives and our strategic direction and the realizability of future revenue from certain in-process projects. As a result of the evaluation, certain in-process projects were abandoned. Accordingly, we wrote off approximately $21.9 million of such capitalized software development costs.

         Goodwill. We evaluated the goodwill recorded from the acquisition of Stratton Warren and the realizable value of that goodwill. Our review indicated that the net book value of the assets was impaired based on the projected future cash flows. The estimated future cash flows took into account the expected revenues and expenses over four years, the estimated remaining life of the goodwill. The resultant net cash flows also indicated that a portion of the capitalized software held for sale was also impaired. We recorded a charge of $7.7 million to reflect a write-off of the remaining net goodwill and write down $3.3 million of the capitalized software held for sale.

         Editorial Content. We took a $9.8 million charge in connection with an editorial content agreement with a strategic marketing partner, whereby the partner would supply editorial content for our product. The value of this asset was originally based on projected future cash flows. In the fourth quarter of 2000, we concluded that the estimated future cash flows were less than the carrying value. Therefore, we recorded an impairment charge. We still retain the right to use the content as outlined in the license agreement.

         Employee Termination Benefits and Other. In response to deteriorating business conditions, we implemented a plan in June 2001 to, among other things, reduce our workforce and consolidate operations in an effort to preserve cash and better align resources with anticipated demand. Costs recorded included employee termination costs, fixed asset write-offs and certain lease costs associated with vacated office space at our main campus in Las Vegas. We further reduced our headcount and further consolidated our operations in October 2001. This downsizing was aimed at reducing future operating costs and increasing operating cash flows, and reduced our workforce by approximately 50 percent. In addition, we restructured executive management responsibilities. The following table summarizes the charges recorded during 2001 for employee termination costs and other costs:

Total employee reduction	297

Employee termination costs	$4,412

Abandonment of leasehold improvements, furniture and equipment	2,543

Lease costs under noncancellable leases	4,258

$11,213

         We terminated 297 employees, including 59 employees in general and administration, 38 employees in customer support and operations, 120 employees in sales and marketing, and 80 employees in programming and technical support. We also abandoned certain leasehold improvements, furniture and equipment that resided in vacated office space. In March 2002, we entered into an agreement with our landlord whereby we agreed to make minimum payments to our landlord, terminated future lease obligations on certain vacated space, and gave our landlord a $4.6 million convertible note to compensate for lost rents. See Note 18, Subsequent Events, in the Notes to the Consolidated Financials Statements for further discussion.

         Other Income (Expense). Interest income decreased to $2.0 from $6.1 million for the years ended December 31, 2001 and 2000, respectively. The decrease resulted from lower average cash balances during the year. Interest expense decreased to $1.3 million from $1.6 million for the years ended December 31, 2001 and 2000, respectively. The expense resulted primarily from imputed interest on long-term payment obligations with AOL that were terminated in September 2001.

Comparison of the Years Ended December 31, 2000 and December 31, 1999

         Revenues. Our net revenues increased to $65.0 million for the year ended December 31, 2000 from $6.0 million for the year ended December 31, 1999. Substantially all of this increase resulted from growth in our software license and network access and service fees. Software license revenue increased to $34.9 million from $0 for the years ended December 31, 2000 and December 31, 1999, respectively. Our network access and service fee revenue increased to $23.5 million for the year ended December 31, 2000 from $4.1 million for the year ended December 31, 1999. Of the increase, $11 million relates to a sales agreement with Office Depot, Inc., whereby Office Depot paid the network access fees for 100,000 subscribers for a one-year period through January 2001. Also contributing to the increase is $4.9 million paid by AOL for 100,000 subscribers. AOL paid these subscription fees on behalf of 100,000 of its subscribers as a one-month promotional subscription offer for the month of December 2000. In addition, we depended on AOL for a substantial portion of our revenues. During the year ended December 31, 2000 AOL referred $10.5 million of revenue to us and resold $6.6 million of software licenses. Advertising revenues increased to $3.2 million from $1.1 million for the years ended December 31, 2000 and 1999, respectively. Other revenues, which include transaction fees and participation fees of our purchasing aggregator subsidiary, PPS, and other ancillary services, increased to $3.4 million for the year ended December 31, 2000 from $783,000 for the year ended December 31, 1999, of which $2.3 million related to a one-time contract to build network access web sites for one customer. During the year ended December 31, 2000, two customers each accounted for 18 percent of net revenues. During the year ended December 31, 1999, no customers accounted for more than 10 percent of net revenues.

         During the year ended December 31, 2000, we acquired certain software technology from third-parties to which we also sold our own software products. The acquired technology is used by us in a hosted environment and will only be available to customers who pay for such services. The acquired technology is not part of the software products sold by us. In accordance with the provisions of Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions,” and EITF No. 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware,” we determined the acquired technology was to be used as internal use software, and therefore recorded the acquired assets at their fair value of approximately $20.6 million as computer equipment and software. We also recognized revenue from the sale of our software at fair value based on our own vendor specific objective evidence. Total revenue for the year ended December 31, 2000 from these software sales totaled approximately $8.8 million, and no individual transaction was in excess of 10 percent of total revenues.

         Cost of Revenues. Our cost of revenues consists primarily of costs for operating the public and private marketplace network and costs to develop private marketplaces, including fees for independent contractors and compensation for our personnel. Our cost of revenues increased to $4.5 million for the year ended December 31, 2000 from $836,000 for the year ended December 31, 1999.

The increase was primarily the result of the increase in personnel in our customer service and project management departments. Expenses related to personnel costs increased to $3.1 million for the year ended December 31, 2000 from $699,000 for the year ended December 31, 1999. Other items also contributing to the increase between years were software/hardware maintenance.

         Sales and Marketing Expenses. Our sales and marketing expenses are comprised of primarily non-cash marketing costs, compensation for our sales and marketing personnel, travel and related costs, and costs associated with our marketing activities such as advertising and other promotional activities. Our sales and marketing expenses increased to $78.0 million from $61.8 million between years. During the year ended December 31, 2000, we recognized non-cash charges of $2.8 million and $30.0 million related to the issuance of common stock and warrants, respectively. We issued common stock to re-acquire certain geographic marketing rights that, in 1999, we had sold to a company controlled by a then-member of our board of directors. The warrants were issued in connection with referrals from customers referred by AOL. Sales and marketing expenses for the year ended December 31, 2000, also included $895,000 for amortization of editorial content, until the asset was determined to be impaired in the fourth quarter of 2000. During the year ended December 31, 1999, we recognized non-cash charges of $50.9 million related to the issuance of stock options and warrants issued to strategic marketing partners. We also recognized stock-based compensation costs of $2.0 million and $1.7 million for the years ended December 31, 2000 and 1999, respectively. Exclusive of the non-cash charges, sales and marketing expenses increased to $42.3 million for the year ended December 31, 2000 from $9.2 million for the year ended December 31, 1999. This increase is primarily attributable to an increase in our marketing, promotional and branding efforts. Expenses related to our sales and marketing personnel increased to $19.3 million for the year ended December 31, 2000 from $5.9 million for the year ended December 31, 1999. Expenses associated with our marketing activities increased to $19.1 million for the year ended December 31, 2000 from $2.0 million for the year ended December 31, 1999. Travel and related costs increased to $1.8 million for the year ended December 31, 2000 from $1.1 million for the year ended December 31, 1999.

         Programming and Development Expenses. Programming and development expenses consist primarily of compensation for our programming and development staff and payments to outside contractors. We also recognized stock-based compensation costs of $285,000 and $250,000 for the years ended December 31, 2000 and 1999, respectively. Exclusive of the non-cash charges, our programming and development expenses increased to $8.9 million for the year ended December 31, 2000 from $2.4 million for the year ended December 31, 1999. The increase is primarily attributable to an increase in our programming staff. Expenses related to programming and development personnel increased to $5.8 million for the year ended December 31, 2000 from $2.0 million for the year ended December 31, 1999. A portion of the personnel costs was capitalized and will be amortized over the life of the software asset. Amortization of software assets totaled $521,000 for 2000. Contract labor and consulting costs increased to $1.1 million from $53,000 during the year ended December 31, 2000 and 1999, respectively.

         General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation for personnel and, to a lesser extent, fees for professional services, facility and communications costs. We also recognized stock-based compensation costs of $14.8 million and $3.8 million for the years ended December 31, 2000 and 1999, respectively. Exclusive of these costs our general and administrative expenses increased to $26.4 million for the year ended December 31, 2000 from $9.0 million for the year ended December 31, 1999. The increase is primarily attributable to the increased size of our executive and administrative staff and operating facilities, and increased depreciation. Expenses related to our general and administrative staff increased to $5.9 million for the year ended December 31, 2000 from $2.9 for the year ended December 31, 1999. Professional fees and outside services incurred increased to $3.7 million from $1.5 million between years. Facilities costs increased to $4.2 million for the year ended December 31, 2000 from $1.6 million for the year ended December 31, 1999, as the result of the expansion of our corporate location. Other general and administrative expenses increased primarily as a result of a larger amount charged to our reserve for doubtful accounts. The charge for doubtful accounts totaled $3.4 million for the year ended December 31, 2000, as compared to $1.1 million for the year ended December 31, 1999. The increase corresponds primarily to the increase in our revenues. Depreciation and amortization also increased over the same periods to $7.0 million from $895,000, respectively. This increase is mainly related to the addition of computer equipment and leasehold improvements.

         Impairment of Assets. We recorded an impairment of asset charge of $12.1 million during 2000. A $9.8 million charge was related to our editorial content agreement with a strategic marketing partner, whereby the partner would supply us content for our global marketplace product. The value of this asset was originally based on projected future cash flows. We began using the content in 2000, but by the fourth quarter of 2000, we concluded that the asset would not be realized as originally contemplated. Therefore, we recorded the impairment charge in accordance with generally accepted accounting principles. The Company still retains the right to use the content as outlined in the license agreement. In addition, a $2.3 million impairment of asset charge reflects the results of the Company’s assessment of its strategic investments. After reviewing all of its investments, we recorded a charge to reflect the net realizable value of certain investments.

         Other Income (Expense). Interest income increased to $6.1 million from $656,000 for the years ended December 31, 2000 and 1999, respectively. The increase relates to interest earned on public offering proceeds that were invested in short- and long-term investments. Our interest expense increased to $1.6 million for the year ended December 31, 2000 from $187,000 for the year ended December 31, 1999. The increase resulted primarily from imputed interest on long-term payment obligations to a strategic marketing partner. Interest expense in 1999 primarily related to borrowings from our former Chairman and Chief Executive Officer on notes payable outstanding since September 1998 and December 1998. We also recognized a $2.7 million gain on the sale of certain marketable securities during the fourth quarter of 2000.

Recent Accounting Pronouncements

         In July 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria for determining intangible assets acquired in a purchase method business combination that must be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” We are required to adopt the provisions of SFAS No. 141 immediately, and SFAS No. 142 effective January 1, 2002. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS No. 142. The adoption of SFAS No. 141 did not have a significant impact on our consolidated financial statements. As of December 31, 2001, we had approximately $2.8 million of unamortized goodwill. This balance relates to the acquisition of BayBuilder in April 2001. In accordance with the adoption of SFAS No. 142, the reporting entity to which the goodwill relates must be valued as an operating entity. If the fair value of the operating entity is greater than the book value, including assigned goodwill, no further testing is required. However, if the book value, including goodwill, is greater than the fair value of the operating entity, the assets and liabilities of the operating entity must be valued. The difference between fair value of the operating entity and the fair value of the goodwill is the implied fair value of the goodwill. To the extent the implied fair value of goodwill is less than the book value of goodwill, an impairment exists that will be recognized as a cumulative effect of a change in accounting in the first quarter of 2002. Based on the preliminary estimates of fair value of the operating entity, the assets and liabilities must be valued to determine the implied fair value of goodwill. The valuation of these assets and liabilities has not been completed, but it is likely that there will be an impairment charge relating to goodwill associated with BayBuilder.

         In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes both SFAS Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS 121. For example, SFAS No. 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of Accounting Principles Board (APB) No. 30 on how to present discontinued operations in the statement of operations but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121 an impairment assessment under SFAS No. 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, “Goodwill and Other Intangible Assets.” We are required to adopt SFAS No. 144 no later than the fiscal year beginning after December 15, 2001, and plan to adopt its provisions on January 1, 2002. Management does not expect the adoption of SFAS No. 144 related to these types of activities to have a material impact on our financial statements related to long-lived assets held for use because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of SFAS No. 144 for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, management cannot determine the potential effects that adoption of SFAS No. 144 will have on our future financial statements.

         In November 2001, the EITF reached consensus on EITF No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” EITF No. 01-09 addresses the accounting for consideration given by a vendor to a customer and is a codification of EITF No. 00-14, “Accounting for Certain Sales Incentives,” EITF No. 00-22, “Accounting for ‘Points’ and Certain Other Time-Based or Volume-Based Sales Incentives Offers and Offers for Free Products or Services to be Delivered in the Future,” and EITF No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products.” We are evaluating the impact of EITF No. 01-09 and do not believe that upon adoption it will have a material impact on our financial statements.

         In November 2001, the EITF issued D-103 “Income Statement Characterization of Reimbursements Received for “Out of Pocket” Expenses Incurred.” The announcement requires that “out-of-pocket” expenses incurred as part of a larger contract should be characterized as revenue in the income statement rather than as a reimbursement of expenses incurred. This new announcement is to be applied to financial reporting periods after December 15, 2001. The Company engages in professional services-type contracts whereby we have been reimbursed for ‘out-of-pocket’ expenses, which have been recorded as a reduction of expense. We will begin recording future reimbursements as revenue as of January 1, 2002.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS (THE “COMPANY”) OR SOMETIMES
ON ACCOUNTING AND FINANCIAL DISCLOSURE

         On November 21, 2001 Arthur Andersen LLP (“Andersen”) notified us that Andersen resigned as our independent certifying accountant, effective immediately.

         The reports of Andersen with respect to us for fiscal years 1999 and 2000 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or application of accounting principles.

         During fiscal years 1999 and 2000 and the subsequent interim period preceding the resignation of Andersen, there were no disagreements between us and Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Andersen, would have caused Andersen to make reference to the subject matter of the disagreements in its report on the financial statements for such years, except as follows:

During Andersen’s review of the Company’s interim financial statements for the three-month period ending September 30, 2000, Andersen expressed disagreement with prior members of the Company’s management regarding proposed recognition of revenue derived from reseller agreements between the Company and certain of its business partners. This issue was the subject of discussion between Andersen and the Company’s Audit Committee and was resolved to Andersen’s satisfaction.

         During fiscal years 1999 and 2000 and the subsequent interim period preceding the resignation of Andersen, there have been no reportable events (as defined by Item 304 of Regulation S-K), except as follows:

Andersen has noted what they considered to be deficiencies in the design and operation of the Company’s internal controls relating to contract management and internal communications, credit approval processes, insufficient analysis relating to asset impairments, involvement of non-accounting personnel with recording of transactions and adherence to policies regarding payment of monies. Through the implementation of new internal control procedures and recent changes in management, the Company believes it has adequately addressed Andersen’s concerns.

         Our Audit Committee discussed the subject matter of each of the foregoing events with Andersen. We authorized Andersen to respond fully to the inquiries of our successor accountant concerning the subject matter of each of the foregoing events.

         We requested that Andersen furnish to us a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements presented above. A copy of Andersen’s response letter, dated April 4, 2002, was filed with our amended Current Report on Form 8-K, filed April 8, 2002.

         On December 17, 2001, the Company engaged Grant Thornton LLP as the Company’s independent public accountants. The Company’s Board of Directors, upon recommendation of its Audit Committee, approved the engagement of Grant Thornton. During the Company’s two most recent fiscal years and the subsequent interim period prior to engaging Grant Thornton, neither the Company nor anyone on its behalf consulted with Grant Thornton regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by Grant Thornton that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event, as those terms are defined in Item 304(a)(1) of Regulation S-K and the related instructions to Item 304 of Regulation S-K.

QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         At December 31, 2001, we held approximately $7.4 million of cash equivalents that included various short-term marketable securities. Given the nature of our investments, an immediate 10 percent change in interest rates would have no material impact on our financial condition, results of operations or cash flows.

         We generally conduct business, including sales to foreign customers, in U.S. dollars and as a result we have very limited foreign currency exchange rate risk. The effect of an immediate 10 percent change in foreign exchange rates would have no material impact on our financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

         The following persons are our executive officers and directors as of May 1, 2002:

Name	Age	Position

Executive Officers and Directors

Richard L. Clemmer	49	Chairman of the Board, Chief Executive Officer, President and Chief Financial Officer

Christopher J. Benyo	40	Senior Vice President, Sales and Marketing

Mark R. Donachie	41	Chief Financial Officer

Scott E. Wiegand	33	Senior Vice President, General Counsel and Secretary

H. Matthew Yost	33	Senior Vice President, Corporate Development

W. Donald Bell (2)	64	Director

James Schraith (1)(2)	44	Director

A.C. D’Augustine (1)(2)	44	Director

Thomas H. Lowe (1)	44	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

         Richard L. Clemmer has served as a member of our board of directors since April 2001 as Vice Chairman, and has served as our Chief Executive Officer and President since June 2001. He also served as our Chief Financial Officer from May 2001 until September 2001 and again effective May 3, 2002. Prior to joining PurchasePro, Mr. Clemmer served as executive vice president and chief financial officer of Quantum Corp., a storage solutions provider, from August 1996 to May 2001.

         Christopher J. Benyo has served as our Senior Vice President, responsible for various aspects of the Company’s marketing, network development, product development and sales efforts, since March 2000. Prior to joining PurchasePro, Mr. Benyo was employed by BellSouth, a provider of telecommunications products and services, from July 1996 to March 2000, where he served as assistant vice president, strategic supplier relationships from August 1999 to March 2000. During his tenure at BellSouth, Mr. Benyo held various management positions, including general manager, field operations, director of product marketing, and director of field marketing. Mr. Benyo was employed by Cable and Wireless Communications Inc., a provider of telecommunications products and services, from 1992 to July 1996, where he served in various capacities, the most recent of which was as director of product marketing.

         Mark R. Donachie served as our Chief Financial Officer from September 2001 until May 2002. From December 1992 through March 2001, Mr. Donachie served as Vice President of Finance and Administration for Sterling Commerce, a wholly-owned subsidiary of SBC Communications, Inc., a provider of e-business integration solutions. Mr. Donachie resigned from the Company effective May 3, 2002.

         Scott E. Wiegand has served as our Senior Vice President and General Counsel since January 2001 and as our Secretary since March 2001. He also served as our Vice President and Associate General Counsel from July 2000 to January 2001 and as our Assistant Secretary from September 2000 to March 2001. Prior to joining PurchasePro, Mr. Wiegand was an associate with Dinsmore & Shohl LLP, a law firm in Cincinnati, Ohio, from May 1996 to July 2000. Mr. Wiegand earned his J.D. from Cornell Law School in 1993. Mr. Wiegand has tendered his resignation to be effective on May 15, 2002.

         H. Matthew Yost has served as our Senior Vice President, Corporate Development since February 2001. He also served as our Vice President, Strategic Development from January 2000 to February 2001. Before joining PurchasePro, Mr. Yost served in various capacities at Prudential Securities Inc. from July 1996 to January 2000, most recently serving as vice president of the Prudential Volpe Technology Group unit.

         W. Donald Bell has been a director of the Company since December 2001. Mr. Bell has been President, Chief Executive Officer and Chairman of the Board of Bell Microproducts, Inc., a publicly-traded corporation which markets and distributes semiconductor and computer products, since 1987. Prior to serving at Bell Microproducts, Inc., Mr. Bell served as President of Ducommun, Inc. and its subsidiary, Kierulff Electronics, Inc. as well as Electronic Arrays, Inc. He also held senior management positions at Texas Instruments Incorporated, American Microsystems, Inc. and other electronics companies.

         James Schraith has been a director of the Company since December 2001 and is currently Chair of the Compensation Committee. Since October 1999, Mr. Schraith has served in various roles with Quantum Corporation, a storage solutions provider, including as a senior advisor to Quantum Technology Ventures, Chairman and Chief Executive Officer of Snap Appliances, Inc., a wholly-owned subsidiary of Quantum, and as Executive Vice President of Worldwide Sales & Corporate Marketing. From February 1998 to September 1999, Mr. Schraith was President and Chief Executive Officer of ShareWave, Inc., a developer of wireless networking products. From October 1996 to January 1998, Mr. Schraith was Vice President and General Manager of the North America Division of Compaq Computer. Previously, Mr. Schraith was Chief Executive Officer and a director of the Cerplex Group, Inc. From 1987 to 1995, Mr. Schraith was employed at AST Research, Inc., most recently serving as President, Chief Operating Officer and Director. Mr. Schraith also serves as a director of Semtech Corporation, SONICblue, Inc. and several private companies.

         Anthony Craig D’Augustine has served as a member of our board of directors since April 30, 2002. Since May 2000, he has served as president and chief executive officer of HCL LLC, a limited liability company. From January 1995 to December 1999, Mr. Augustine also served as senior vice president and division manager for Conexant Systems, Inc., a publicly traded company that provides semiconductor system solutions for communications applications.

         Thomas Henry Lowe has served as a member of our board of directors since April 30, 2002 and is currently Chair of the Audit Committee. Since April 2000, Mr. Lowe has served as senior vice president and chief financial officer of Sterling Commerce, Inc., a wholly-owned subsidiary of SBC Communications, Inc. which provides integration software and business enabling and online services for companies and their customers, suppliers and partners. From August 1995 until April 2000, Mr. Lowe served as director, corporate development for SBC Communications, Inc., a leader in global communications.

Staggered Board of Directors

         Our articles of incorporation and bylaws provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. Mr. Bradley, Mr. Clemmer and Mr. D’Augustine serve as Class III directors, whose terms expire at the 2002 annual meeting of stockholders. Mr. Lowe serves as a Class I director, whose term expires at the 2003 annual stockholders meeting. Mr. Bell and Mr. Schraith serve as Class II directors, whose terms expire at the 2004 annual meeting of the stockholders. Currently, there is a vacancy for a Class I and Class III director’s seat.

Board Committees

         We have established an Audit Committee and a Compensation Committee. The Audit Committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors. The Compensation Committee reviews and determines the compensation and benefits of all our officers and establishes and reviews general policies relating to the compensation and benefits of our employees and administers our various incentive compensation benefit plans.

Compensation Committee Interlocks and Insider Participation

         Our Compensation Committee currently consists of Mr. Schraith and Mr. Bell, each of whom is an independent director. No member of the Compensation Committee has been an officer or employee of ours at any time. None of our executive officers serves as a member of the board of directors or compensation or equivalent committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation or equivalent committee. The Compensation Committee members own capital stock of PurchasePro.com.

Director Compensation

         We reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending board meetings. Each non-employee member of our board currently receives $10,000 cash compensation per year for his or her service as a member of the board of directors. Under the 1999 Stock Plan of PurchasePro.com, Inc., non-employee directors also receive options to purchase 6,000 shares of common stock upon joining the board and 6,000 shares of common stock annually. See “Stock Option Plans.”

EXECUTIVE COMPENSATION

Executive Compensation

         The following table sets forth summary information regarding the compensation received during the fiscal years ended December 31, 1999, 2000 and 2001 by our Chief Executive Officer as of December 31, 2001, the other person who served as our Chief Executive Officer during 2001, our four other most highly compensated executive officers as of December 31, 2001 whose total annual salary and bonus exceeded $100,000 during the fiscal year ended December 31, 2001 (the “2001 Fiscal Year”), and two individuals for whom disclosure would have been provided on the basis of their respective salary and bonus earned during the 2001 Fiscal Year but for the fact that such individuals were not serving as our executive officers at the end of the 2001 Fiscal Year. The listed individuals shall be hereinafter referred to as the “Named Executive Officers.”

		Annual Compensation			Long-Term Compensation Awards

				Other	Restricted	Securities
				Annual	Stock	Underlying
Name and Principal Position	Year	Salary	Bonus	Compensation (1)	Awards	Options

Richard L. Clemmer (2)	2001	$307,692	$2,416,055	—	—	210,000
Chairman of the Board,
Chief Executive Officer,
Chief Financial Officer and President

Charles E. Johnson, Jr. (3)	2001	$130,153	$2,000,000	$6,900	—	—
Chairman of the Board and Chief	2000	—	—	—	—	—
Executive Officer	1999	$240,000	—	$24,000	—	195,000

Christopher J. Benyo (4) (9)	2001	$235,577	$100,000	$13,200	$400,543	17,000
Senior Vice President,	2000	$119,032	—	$11,000	—	126,000
Sales and Marketing

H. Matthew Yost (5) (9)	2001	$232,692	$100,000	$13,200	$259,181	9,000
Senior Vice President	2000	$88,869	—	$13,200	—	84,000
Corporate Development

Scott E. Wiegand (6) (9)	2001	$235,577	$150,000	$6,000	$129,029	19,000
Senior Vice President	2000	$56,915	—	$2,500	—	22,000
General Counsel and Secretary

Jeffrey Anderson (7) (9)	2001	$229,808	$100,000	$12,100	$636,914	17,000
Senior Vice President, Sales	2000	$142,500	—	$12,100	—	150,000

Dale Boeth (8) (9)	2001	$157,251	$150,000	$12,100	$353,746	9,000
Senior Vice President, Strategic Alliances	2000	$125,200	—	$11,000	—	84,000

(1)        Other than the Other Annual Compensation reported, any perquisites and other personal benefits paid to the Named Executive Officers were less than the minimum reporting thresholds.

(2)      Mr. Clemmer became our Chief Executive Officer and President in June 2001. Mr. Clemmer also served as our Chief Financial Officer from May 2001 until September 2001. We have an agreement to pay Mr. Clemmer an annual salary of $500,000 per year, and an annual guaranteed bonus of $200,000 per year. Mr. Clemmer waived 50% of his salary for the period between March 3, 2002 and September 1, 2002, and 50% of his 2001 annual guaranteed bonus of $200,000, each in exchange for the grant of an option to purchase 45,000 shares of common stock under our stock option plans and 55,000 shares of restricted stock.

(3)      In July 1999, we entered into an employment agreement with Mr. Johnson that provided for an annual salary of $240,000. Mr. Johnson voluntarily elected not to be paid any salary for the 2000 Fiscal Year. We paid $16,000 and $8,000 for Mr. Johnson’s automobile and life insurance, respectively, in the 2000 Fiscal Year. Mr. Johnson is no longer employed by us, and entered into a separation agreement in December 2001, further described in “Employment Agreements and Change in Control Agreements.”

(4)      We paid Mr. Benyo an annual salary of $150,000 in 2000, which we increased to $250,000 in April 2001. Under the terms of Mr. Benyo’s employment agreement and from time to time during his employment, we granted Mr. Benyo options to purchase 715,000 shares of stock in the aggregate, all of which we cancelled in conjunction with Mr. Benyo’s participation in our stock option exchange program for executive officers (see Note 9 below). We also have provided and continue to provide Mr.

Benyo with a car allowance of $1,000 per month and a cell phone allowance of $100 per month. In April 2001, we paid Mr. Benyo a retention bonus of $100,000. Mr. Benyo’s employment agreement expired by its terms on March 13, 2002. Mr. Benyo’s annual salary is currently $200,000.

(5)      We paid Mr. Yost an annual salary of $150,000 in 2000, which we increased to $250,000 in April 2001. Under the terms of Mr. Yost’s employment agreement and from time to time during his employment, we granted Mr. Yost options to purchase 93,000 shares of stock in the aggregate, all of which we cancelled in conjunction with Mr. Yost’s participation in our stock option exchange program for executive officers (see Note 9 below). We also have provided and continue to provide Mr. Yost with a car allowance of $1,000 per month and a cell phone allowance of $100 per month. In April 2001, we paid Mr. Yost a retention bonus of $100,000. Mr. Yost’s employment agreement expired by its terms on January 14, 2002. Mr. Yost’s annual salary is currently $160,000

(6)      We paid Mr. Wiegand an annual salary of $150,000 in 2000, which we increased to $250,000 in April 2001. Under the terms of Mr. Wiegand’s employment agreement and from time to time during his employment, we granted Mr. Wiegand options to purchase 41,000 shares of stock in the aggregate, all of which we cancelled in conjunction with Mr. Wiegand’s participation in our stock option exchange program for executive officers (see Note 9 below). We also have provided and continue to provide Mr. Wiegand with a car allowance of $500 per month. In April 2001, we paid Mr. Wiegand a retention bonus of $100,000, and we paid Mr. Wiegand a retention bonus of $50,000 in July 2001. Mr. Wiegand’s annual salary is currently $175,000.

(7)      We paid Mr. Anderson an annual salary of $165,000 in 2000, which we increased to $250,000 in April 2001. Under the terms of Mr. Anderson’s employment agreement and from time to time during his employment, we granted Mr. Anderson options to purchase 167,000 shares of stock in the aggregate, all of which we cancelled in conjunction with Mr. Anderson’s participation in our stock option exchange program for executive officers (see Note 9 below). We also provided Mr. Anderson with a car allowance of $1,000 per month and a cell phone allowance of $100 per month. In April 2001, we paid Mr. Anderson a retention bonus of $100,000. As of November 2001, Mr. Anderson is no longer employed by us and in exchange for a general release from Mr. Anderson, we entered into a separation agreement with Mr. Anderson pursuant to which we accelerated the vesting of his restricted stock and permitted Mr. Anderson to keep the retention bonus previously paid to him.

(8)      We paid Mr. Boeth an annual salary of $145,000 in 2000, which we increased to $250,000 in April 2001. Under the terms of Mr. Boeth’s employment agreement and from time to time during his employment, we granted Mr. Boeth options to purchase 93,000 shares of stock in the aggregate, all of which we cancelled in conjunction with Mr. Boeth’s participation in our stock option exchange program for executive officers (see Note 9 below). We also provided Mr. Boeth with a car allowance of $1,000 per month and a cell phone allowance of $100 per month. In April 2001, we paid Mr. Boeth a retention bonus of $100,000, and we paid Mr. Boeth a retention bonus of $50,000 in July 2001. As of November 2001, Mr. Boeth is no longer employed by us and in November 2001, in exchange for a general release from Mr. Boeth, we entered into a separation agreement with Mr. Boeth pursuant to which we accelerated the vesting of his restricted stock and permitted Mr. Boeth to keep the retention bonuses previously paid to him.

(9)      In June 2001, the Company cancelled 555,000 executive options in a stock for options swap, resulting in the issuance of 424,510 shares of common stock of which 212,255 shares were vested upon issuance and 212,255 shares were restricted until March 29, 2002. In exchange for participating in the stock for options swap and agreeing to have their respective options cancelled, in June 2001 Mr. Benyo received 108,255 shares of stock, Mr. Yost received 70,049 shares of stock, Mr. Wiegand received 34,873 shares of stock, Mr. Anderson received 126,122 shares of stock and Mr. Boeth received 70,049 shares of stock.

Option Grants in Last Fiscal Year

         The following table sets forth information regarding options granted to the Named Executive Officers during the 2001 Fiscal Year.

	Individual Grants

		Percent of
		Total
		Options
	Number of	Granted to			Potential Realizable Value
	Securities	Employees			At Assumed Annual Rates of
	Underlying	In Fiscal	Exercise	Expiration	Stock Price Appreciation
	Options Granted	Year (1)	Price (2)	Date	For Option Term (3)

					5%	10%

Richard L. Clemmer (4)	60,000	0.040%	$12.65	5/15/11	$477,000	$1,209,000

	150,000	1.000%	$5.75	6/25/11	$540,000	$1,372,500

Charles E. Johnson, Jr. (5)	—	—	—	—	—	—

Christopher J. Benyo (6)	2,000	0.001%	$62.50	2/22/11	—	—

	15,000	0.010%	$18.40	4/10/11	—	—

H. Matthew Yost (6)	2,000	0.001%	$62.50	2/22/11	—	—

	7,000	0.005%	$18.40	4/10/11	—	—

Scott E. Wiegand (6)	10,000	0.007%	$75.00	1/5/11	—	—

	2,000	0.001%	$62.50	2/22/11	—	—

	7,000	0.005%	$18.40	4/10/11	—	—

Jeffrey Anderson (6)	2,000	0.001%	$62.50	2/22/11	—	—

	15,000	0.010%	$18.40	4/10/11	—	—

Dale Boeth (6)	2,000	0.001%	$62.50	2/22/11	—	—

	7,000	0.005%	$18.40	4/10/11	—	—

(1)      Calculated based on options to purchase an aggregate of 1,504,000 shares of common stock granted to employees during the 2001 Fiscal Year.

(2)      The exercise price on the date of grant was equal to 100% of the fair market value on the date of grant as determined by our board of directors. Under the terms of our 1999 Stock Plan, pursuant to which all 2001 Fiscal Year grants were made, a committee designated by our board of directors to administer such Stock Plan retains the discretion, subject to certain limitations, within such Stock Plan, to modify, extend or renew outstanding options and to reprice outstanding options. Options may be repriced by canceling outstanding options and reissuing new options with an exercise price equal to the fair market value on the date of reissue, which may be lower than the original exercise price of such cancelled options.

(3)      The potential realizable value at assumed annual rates of stock price appreciation for the option term represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC and do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts in the table may not necessarily be achieved.

(4)      On May 15, 2001 we granted Mr. Clemmer options to purchase 60,000 shares of stock, 50,000 shares of which vested on the date of grant and 10,000 of which vested on November 15, 2001. On June 25, 2001, we granted Mr. Clemmer options to purchase 150,000 shares of stock, 20,000 shares of which vested on the date of grant, 60,000 of which vested on November 15, 2001, 40,000 shares of which vest on May 15, 2002 and 30,000 shares of which vest on May 15, 2003.

(5)      In connection with the separation agreement we entered into with Mr. Johnson in December 2001, further described in “Employment Agreements and Change in Control Agreements,” we granted 106,103 options to Mr. Johnson in payment of employment compensation owed Mr. Johnson under his employment agreement.

(6)      In June 2001, the Company cancelled 555,000 executive options in a stock for options swap, resulting in the issuance of 424,510 shares of common stock of which 212,255 shares were vested upon issuance and 212,255 shares were restricted until March 29, 2002. Because Mr. Benyo, Mr. Yost, Mr. Wiegand, Mr. Anderson and Mr. Boeth participated in the stock for options swap, all their options were cancelled in June 2001.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

         The following table sets forth information, with respect to the Named Executive Officers, concerning the number and value of options exercised during the 2001 Fiscal Year and the value and number of unexercised options held as of the end of the 2001 Fiscal Year.

Number of Securities
Underlying
			Unexercised	Value of Unexercised
			Options at	In-the-Money Options
	Shares		Fiscal Year-End	at Fiscal Year-End (2)
	Acquired	Value Realized	Exercisable/	Exercisable/
Name	on Exercise	($)(1)	Unexercisable	Unexercisable

Richard L. Clemmer	—	—	140,000/70,000	$0 / $0

Charles E. Johnson, Jr. (3)	283,936	$42,590	—	— / —

Christopher J. Benyo	—	—	—	— / —

H. Matthew Yost	—	—	—	— / —

Scott E. Wiegand	—	—	—	— / —

Jeffrey Anderson (4)	—	—	—	— / —

Dale Boeth (5)	—	—	—	— / —

(1)        The Value Realized represents the product of the number of shares acquired upon exercise and the difference between the fair market value of our common stock on the exercise date minus the per-share exercise price of the option. For purposes of this calculation, the fair market value of our common stock on the exercise date is determined by using the last reported sale price of our common stock on the Nasdaq National Market on the exercise date.

(2)      Assumes a per share fair market value equal to $6.05, the last reported sale price of our common stock on the Nasdaq National Market on December 31, 2001, less the option exercise price, multiplied by the number of shares exercisable or unexercisable.

(3)      Mr. Johnson is no longer employed by the Company. He exercised all of his options in December 2001.

(4)      Mr. Anderson is no longer employed by the Company and had no options to exercise when his employment ended.

(5)      Mr. Boeth is no longer employed by the Company and had no options to exercise when his employment ended.

Stock Option Plans

1998 Stock Option and Incentive Plan.

         Our 1998 Stock Option and Incentive Option Plan was approved by PurchasePro.com’s board of directors and stockholders in August 1998. The 1998 Plan, as amended, provides for grants of incentive stock options and nonqualified stock options to purchase up to 1,800,000 shares of common stock. The maximum number of shares of common stock with respect to which options may be granted to an individual grantee is 450,000. Awards may be made to any employee of PurchasePro.com.

         The 1998 Plan is administered by the Compensation Committee of PurchasePro.com’s board of directors, which has the authority to interpret the 1998 Plan and to prescribe, amend and rescind rules and regulations relating to the 1998 Plan. The Compensation Committee may also determine the amount of and to whom awards are made under the 1998 Plan. The exercise price of options granted under the 1998 Plan may not be less than 100% of the fair market value of a share of common stock on the date of grant. The determination by the Compensation Committee on all matters relating to the 1998 Plan or any award agreement will be final and binding.

         Our board of directors may authorize the Compensation Committee to modify any outstanding award so long as this modification does not confer upon any grantee a right or benefit which could not have been conferred at the time of such grant or impair the award without the consent of the grantee.

         The vesting of options issued to a grantee pursuant to the 1998 Plan will accelerate upon the grantee’s termination within one year following a change in control.

         Our board of directors may from time to time alter, amend or suspend the 1998 Plan or any option granted under the 1998 Plan, except that shareholder approval is required to increase the number of shares for which options may be granted under the 1998 Plan or materially modify the class of employees eligible to receive option grants.

         Through April 25, 2002, the Company had issued a total of 237,751 options to non-employees, including 87,000 options to members of the Board of Directors. These options were issued with exercise prices ranging from $4.15 to $8.35. As of April 25, 2002, 58,600 non-employee options were outstanding, of which 6,000 belong to members of the Board of Directors under the 1998 Plan. We do not plan to issue any additional shares of common stock under the 1998 Plan.

1999 Stock Plan

         Our 1999 Stock Plan was adopted by the board of directors on June 2, 1999. The 1999 Stock Plan provides selected employees, directors, independent contractors and advisers an opportunity to acquire a proprietary interest in the success of PurchasePro.com or to increase their interest. The 1999 Stock Plan is administered by the Compensation Committee of the board of directors. However, the Chief Executive Officer may grant options up to 15,000 in each instance under the 1999 Stock Plan to employees. As of April 30, 2002, 2,700,000 shares had been authorized for issuance.

         The 1999 Stock Plan provides for the grant of incentive stock options and nonqualified stock options. However, eligibility for the grant of incentive stock options is limited to common law employees. Options need not have identical terms with respect to each optionee. Options shall have such terms and be exercisable in such manner and at such times as the Compensation Committee may determine. Each option must expire within 10 years from the grant date.

         In no event will the exercise price for incentive stock options be less than 100% of the fair market value of the stock on the date of grant. The exercise price of incentive stock options granted an employee who owns 10% or more of the total combined voting power of all classes of outstanding stock of PurchasePro.com or any subsidiary of PurchasePro.com must equal at least 110% of the fair market value of the common stock on the date of grant and the term of such an incentive stock option may not be greater than five years.

         The 1999 Stock Plan defines “fair market value” as:

                  •      the closing price of a share on the principal exchange on which the shares are trading,

                  •      if the shares are not traded on an exchange but are traded on the Nasdaq National Market or a successor quotation system, the closing price, or

                  •      if the shares are not traded on an exchange or the Nasdaq National Market or a successor quotation system, the fair market value of a share, as determined by the Compensation Committee in good faith.

         Upon exercise of an option, payment of the exercise price shall be made in lawful money of the United States. If an option agreement so provides, payment may be made by delivery of shares owned by the optionee or his representative at least 12 months or via an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to PurchasePro.com. Each option shall be transferable only by will or the law of descent and distribution and shall only be exercisable by the optionee during his or her lifetime.

         No person shall be granted options to purchase more than 300,000 shares of common stock in any calendar year.

         The terms of each award or sale of shares are determined by the Compensation Committee. Such awards or sales may be subject to forfeiture, rights of repurchase, rights of first refusal or other transfer restrictions, and may not be transferred. A right to acquire shares shall automatically expire if not exercised within 30 days after the grant of the right is communicated to the offeree. The purchase price of any share may be paid in lawful money of the United States or services previously rendered.

         The 1999 Stock Plan shall remain in effect until June 1, 2009 or earlier, if it is terminated by the board of directors. Any amendment of the 1999 Stock Plan shall be subject to the approval of the stockholders of PurchasePro.com only to the extent required by applicable laws, regulations or rules. Rights and obligations under any option may not be materially altered or impaired without the optionee’s consent.

         Through April 25, 2002, the Company had issued a total of 76,900 options to non-employees, including 54,000 options to members of the Board of Directors under the 1999 Stock Plan. These options were issued with exercise prices ranging from $3.40 to $127.50. As of December 31, 2001, 48,400 non-employee options were outstanding, of which 48,000 belong to members of the Board of Directors under the 1999 Stock Plan, and options to purchase 772,197 shares of common stock were available for future grant.

         In June 2001, we cancelled 555,000 executive options in a stock for options swap, resulting in the issuance of 424,510 shares of common stock of which 212,255 shares were vested upon issuance and 212,255 shares are restricted. Of those shares vested upon issuance, 71,636 were cancelled upon surrender in consideration of income tax withholding requirements for the value on the date of issuance of such vested shares. We recorded stock-based compensation on the date of issuance of $3.2 million for the fair value of the common stock of which $1.6 million was recorded as deferred stock-based compensation related to the unvested portion. The deferred stock-based compensation is being amortized over the vesting periods of the related grants.

2001 Supplemental Stock Plan.

         The 2001 Supplemental Stock Plan (the “2001 Plan”) was adopted by the Company’s Board of Directors in June 2001. The 2001 Plan provides for the issuance of 200,000 shares of common stock, non-statutory stock options or stock purchase rights to employees who are not executive officers, consultants or advisors. At April 25, 2002 the Company had options outstanding totaling 68,900 to employees under the 2001 Plan, and options to purchase 99,200 shares of common stock were available for future grant. The exercise price for non-statutory stock options is generally at least 100% of the fair market value of the stock on the date of grant. Vesting provisions are determined at the time of grant.

Employment Agreements and Change in Control Agreements

         We have entered into the following employment agreements with our executive officers listed in the Summary Compensation Table:

Officer	Term	Salary	Position

Richard L. Clemmer (1)	Perpetual	$500,000	Chief Executive Officer and

			President

Charles E. Johnson, Jr. (2)	—	—	—

Christopher J. Benyo (3)	—	$200,000	Senior Vice President, Sales

			and Marketing

H. Matthew Yost (4)	—	$160,000	Senior Vice President,

			Corporate Development

Scott E. Wiegand (5)	Through January 2004	$175,000	Senior Vice President, General

			Counsel and Secretary

Jeffrey Anderson (6)	—	—	—

H. Matthew Yost (7)	—	—	—

(1)      Under his employment agreement, Mr. Clemmer received an initial bonus of $1,100,000 in May 2001 and a loan of $1,316,055.28 which was forgiven in June 2001 upon being named Chief Executive Officer. In addition, Mr. Clemmer receives a base salary of $500,000 per year and an annual guaranteed bonus of $200,000 per year, a performance-based bonus of up to $1,000,000 per year, along with certain other benefits such as relocation expenses, payment of transition costs associated with Mr. Clemmer’s ownership of other residences, first-class travel between Mr. Clemmer’s residences, and a $3,000,000 life insurance policy. Mr. Clemmer has waived 50% of his salary for the period between March 3, 2002 and September 1, 2002, and 50% of his 2001 annual guaranteed bonus of $200,000, each in exchange for stock option grants or grants of restricted stock under our 1999 Stock Plan. Mr. Clemmer’s agreement remains in effect until terminated in accordance with the provisions of the agreement.

(2)        In May 1999, we entered into an employment agreement with Mr. Johnson that provided for an annual salary of $240,000. Mr. Johnson’s employment by the Company ended in May 2001. In December 2001, in exchange for a general release from Mr. Johnson, the Company entered into a separation agreement with Mr. Johnson pursuant to which the employment agreement was terminated and we agreed to (i) release Mr. Johnson from any obligation to repay a $2,000,000 retention bonus granted him in April 2001, (ii) issue an additional 106,103 options to Mr. Johnson in payment of employment compensation owed Mr. Johnson under his employment agreement and (iii) pay the sum of $1,660,000 and issue 500,000 shares of restricted stock to Mr. Johnson in satisfaction of Mr. Johnson’s claims for reimbursement of business expenses incurred by Mr. Johnson on the Company’s behalf, conditioned on Mr. Johnson’s exercise of his 177,833 existing stock options and 106,103 newly granted stock options at an aggregate exercise price of approximately $1,660,000. Mr. Johnson exercised all such options and paid the entire exercise price in December 2001.

(3)      We entered into an employment agreement with Mr. Benyo effective March 13, 2000, which expired by its terms on March 13, 2002. Effective March 17, 2002, Mr. Benyo’s salary was reduced to $200,000 per year.

(4)      We entered into an employment agreement with Mr. Yost effective January 14, 2000, which expired by its terms on January 14, 2002. On April 4, 2002, we entered into a letter agreement with Mr. Yost pursuant to which we reduced Mr. Yost’s salary to $160,000 per year, granted Mr. Yost an option to purchase 20,000 shares of stock, granted Mr. Yost 30,000 shares of stock, and agreed to maintain Mr. Yost’s current monthly car and cell phone allowances.

(5)      We entered into an employment agreement with Mr. Wiegand effective December 11, 2000. On March 26, 2002, we entered into a letter agreement with Mr. Wiegand pursuant to which we reduced Mr. Wiegand’s salary to $175,000 per year, granted Mr. Wiegand an option to purchase 40,000 shares of stock, and granted Mr. Wiegand 20,000 shares of stock. Mr. Wiegand has tendered his resignation to be effective on May 15, 2002.

(6)      Mr. Anderson is no longer employed by us, and in November 2001, in exchange for a general release from Mr. Anderson, we entered into a separation agreement with Mr. Anderson pursuant to which we accelerated the vesting of his restricted stock and permitted Mr. Anderson to keep the retention bonus previously paid to him.

(7)      Mr. Boeth is no longer employed by us, and in November 2001, in exchange for a general release from Mr. Boeth, we entered into a separation agreement with Mr. Boeth pursuant to which we accelerated the vesting of his restricted stock and permitted Mr. Boeth to keep the retention bonuses previously paid to him.

PRINCIPAL STOCKHOLDERS

         The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of March 31, 2001 by:

•	each person or group of affiliated persons who is known by us to own beneficially more than 5% of our common stock;

•	each of our directors;

•	our Named Executive Officers; and

•	all of our directors and executive officers as a group.

         Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. The column titled “Number of Shares Underlying Options” lists shares of common stock subject to stock options which were exercisable or will become exercisable within 60 days after March 31, 2002. These shares underlying options are deemed outstanding for computing the percentage of the person or group holding such options, but are not deemed outstanding for computing the percentage of any other person or group. The column titled “Percent of Class of Class Owned” assumes a number of outstanding shares of our common stock as of April 25, 2002 of 17,591,179 shares. The address for those persons for which an address is not otherwise indicated is: 7710 West Cheyenne Avenue, Las Vegas, Nevada 89129.

			Percent	Percent
	Number of	Number of Shares	of Class	of Class
	Shares	Underlying	Owned Before This	Owned After This
Beneficial Owner	Beneficially Owned	Options	Offering	Offering

Named Executive Officers and Directors

Richard L. Clemmer	27,000	180,000	1.2%	1.2%

Charles E. Johnson (1)	500,000	0	2.8%	2.8%

Christopher J. Benyo	64,110	0	*	*

Scott E. Wiegand	48,770	0	*	*

H. Matthew Yost	35,025	0	*	*

W. Donald Bell	*	6,000	*	*

James Schraith	3,000	6,000	*	*

All directors and executive officers as a group (6 persons)(2)	177,905	192,000	2.2%	2.1%

*	Less than 1.0%.

(1)	Mr. Johnson is no longer employed by the Company.

(2)	Includes each director and named executive officer listed except Mr. Johnson.

CERTAIN TRANSACTIONS

Transactions with Management and Others

         Since January 1, 1999, there has not been any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $60,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, and there are not any currently proposed transactions or series of similar transactions related to the foregoing, other than the transactions described below.

Transactions with Gateway

         In September 2000, we entered into agreements with Gateway Companies, Inc. pursuant to which we acquired computer hardware, training and marketing services from Gateway. The services are required to be rendered during a two-year period, and the aggregate contractual value of the services must be at least $40 million. In addition, Gateway agreed to acquire three marketplace software licenses from us for approximately $3.3 million. We also issued Gateway three separate warrants to purchase an aggregate of 600,000 shares of our common stock at an exercise price of $148.75 per share. Two of the three warrants expired in September 2001, and the remaining warrant for 200,000 shares may vest and become exercisable until March 2002 based on revenue generated from the operation of marketplaces established with the software licenses Gateway purchased from us. At the time we entered these agreements, Mr. Bradley, our former Chairman, was Executive Vice President of Gateway.

Employment, Severance and Change Of Control Agreements

         We are currently a party to employment agreements with the following executive officers: Richard L. Clemmer and Scott E. Wiegand.

         Under his employment agreement, Mr. Clemmer received an initial bonus of $1,100,000 in May 2001 and a loan of $1,316,055.28 which was forgiven in June 2001 upon being named Chief Executive Officer. In addition, Mr. Clemmer receives a base salary of $500,000 per year and an annual guaranteed bonus of $200,000 per year, a performance-based bonus of up to $1,000,000 per year, along with certain other benefits such as relocation expenses, payment of transition costs associated with Mr. Clemmer’s ownership of other residences, first-class travel between Mr. Clemmer’s residences, and a $3,000,000 life insurance policy. Mr. Clemmer’s agreement remains in effect until terminated in accordance with the provisions of the agreement. Under his employment agreement, if Mr. Clemmer is terminated without cause or voluntarily terminates his employment under certain circumstances, he would be entitled to a lump sum payment equal to twice his base salary, an amount equal to any guaranteed bonus for a two year period, a lump sum payment equal to Mr. Clemmer’s full annual bonus or incentive compensation potential for the year in which the termination occurs, and continued coverage under our health plans and a life insurance policy procured by us on Mr. Clemmer’s behalf for up to two years after the termination.

         Mr. Wiegand receives a base salary of $175,000 per year. Mr. Wiegand’s employment agreement expires in January 2004. Under his employment agreement, if Mr. Wiegand were terminated without cause, he would be entitled to a continuation of his salary for a period of 12 months.

         See the “Employment Agreements and Change in Control Agreements” table and related footnotes in “Executive Compensation” for more information regarding employment, severance and change of control agreements relating to our named executive officers.

Options

         See “Executive Compensation” for information regarding option grants made to and option exercises made by our directors and named executive officers in the fiscal year ended December 31, 2001.

Indemnification Agreements

         In addition to the indemnification provisions contained in the Company’s Articles of Incorporation and Bylaws, the Company has entered into separate indemnification agreements with each of its directors and officers. These indemnification agreements will require us to indemnify our officers and directors to the fullest extent permitted by Nevada law.

         We believe that the foregoing transactions were in our best interests. It is our current policy that all transactions with officers, directors, 5% stockholders and their affiliates will be entered into only if such transactions are approved by a majority of our disinterested, independent directors, are on terms no less favorable to PurchasePro than could be obtained from unaffiliated parties and are reasonably expected to benefit us.

WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to PurchasePro.com and the common stock, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we file at the SEC’s public reference room in Washington, DC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To PurchasePro.com, Inc.:

         We have audited the accompanying consolidated balance sheet of PurchasePro.com, Inc. (a Nevada corporation) and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PurchasePro.com, Inc. and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Los Angeles, California
March 27, 2002 (except as to Note 18E, as to which the date is April 30, 2002)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To PurchasePro.com, Inc.:

         We have audited the accompanying consolidated balance sheet of PurchasePro.com, Inc. (a Nevada corporation) and subsidiary as of December 31, 2000, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PurchasePro.com, Inc. and subsidiary as of December 31, 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Las Vegas, Nevada
February 12, 2001

PURCHASEPRO.COM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31,

	2001	2000

ASSETS

Current assets:

Cash and cash equivalents	$6,489	$86,335

Restricted cash	912	—

Trade accounts receivable, net of allowance for doubtful accounts of $4,367 and $2,471, respectively	2,350	23,171

Other receivables	916	859

Prepaid expenses and other current assets	1,129	9,378

Total current assets	11,796	119,743

Property and equipment:

Computer equipment and software	27,448	49,620

Furniture and fixtures	931	2,327

Leasehold improvements	6,091	6,244

	34,470	58,191

Less: accumulated depreciation and amortization	(14,159)	(7,940)

Net property and equipment	20,311	50,251

Other assets:

Intangibles, net (Note 4)	3,833	123,410

Capitalized software development costs, net	8,896	5,516

Investments in other companies (Note 5)	129	15,718

Deposits and other	901	5,584

Total other assets, net	13,759	150,228

Total assets	$45,866	$320,222

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$2,541	$20,248

Accrued and other current liabilities	5,198	3,421

Deferred revenues	1,900	3,030

Current portion of long-term liabilities	6,238	22,255

Total current liabilities	15,877	48,954

Long-term liabilities	5,533	10,348

Total liabilities	21,410	59,302

Commitments and contingencies (Note 7)

Stockholders’ equity:

Common stock: $0.01 par value; 38,000,000 shares authorized; 15,733,750 and 13,337,248 shares issued, respectively	157	133

Additional paid-in capital	449,333	415,201

Common stock in treasury at cost, 225,500 shares and 0, respectively	(902)	—

Deferred stock-based compensation	(397)	(4,390)

Accumulated deficit	(423,735)	(151,552)

Accumulated other comprehensive income	—	1,528

Total stockholders’ equity	24,456	260,920

Total liabilities and stockholders’ equity	$45,866	$320,222

The accompanying notes to consolidated financial statements
are an integral part of these consolidated statements.

PURCHASEPRO.COM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2001	2000	1999

	(In thousands, except per share amounts)
Revenues:

Software licenses	$16,892	$34,860	$—

Network access and service fees	18,665	23,546	4,092

Advertising	2,417	3,219	1,142

Other	792	3,366	783

Total revenues	38,766	64,991	6,017

Cost of revenues	7,424	4,487	836

Gross profit	31,342	60,504	5,181

Operating expenses:

Sales and marketing (including stock-based compensation costs of $1,562, $1,994 and $1,708 and warrant charges, including amortization, of $26,475, $33,665 and $50,925)	69,551	77,980	61,850

Programming and development (including stock-based compensation costs of $871, $285 and $250)	10,519	9,135	2,616

General and administrative (including stock-based compensation costs of $4,155, $14,835 and $3,820)	75,021	41,251	12,846

Asset impairments, investment losses and abandonments	157,798	12,112	—

Employee termination benefits and other	11,213	—	—

Cancellation of AOL obligation	(19,766)	—	—

Total operating expenses	304,336	140,478	77,312

Operating loss	(272,994)	(79,974)	(72,131)

Other income (expense):

Interest income (expense), net	680	4,507	469

Other	131	2,656	(279)

Total other income (expense)	811	7,163	190

Net loss before benefit for income taxes	(272,183)	(72,811)	(71,941)

Benefit for income taxes	—	—	—

Net loss	(272,183)	(72,811)	(71,941)

Preferred stock dividends	—	—	(511)

Accretion of preferred stock to redemption value	—	—	(131)

Value of preferred stock beneficial conversion feature	—	—	(9,400)

Net loss applicable to common stockholders	$(272,183)	$(72,811)	$(81,983)

Loss per share:

Basic	$(19.00)	$(5.75)	$(12.20)

Diluted	$(19.00)	$(5.75)	$(11.95)

Weighted average shares outstanding:

Basic	14,328	12,680	6,720

Diluted	14,328	12,680	6,855

The accompanying notes to consolidated financial statements
are an integral part of these consolidated statements.

PURCHASEPRO.COM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands)

Redeemable Convertible
Preferred Stock

	Series A		Series B

	Shares	Amount	Shares	Amount

Balance, December 31, 1998	6,300	$4,339	—	$2,000

Issuance of common stock, net of offering costs	—	—	—	—

Issuance of common stock to Series A stockholders	—	—	—	—

Issuance of Series B preferred stock, net of issuance costs	—	—	1,980	—

Mandatory conversion of Series A and Series B preferred stock to shares of common stock	(6,300)	(4,743)	(1,980)	(11,638)

Issuance of warrants to strategic marketing partners	—	—	—	—

Strategic partner option grant	—	—	—	—

Exercise of warrants	—	—	—	—

Exercise of options	—	—	—	—

Deferred stock-based compensation	—	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Stockholders' Equity (Deficit)

							Accumulated
	Common Stock		Additional		Deferred		Other
			Paid-in	Treasury	Stock-Based	Accumulated	Comprehensive
	Shares	Amount	Capital	Stock	Compensation	Deficit	Income	Total

Balance, December 31, 1998	4,560	$46	$873	$—	$—	$(6,800)	$—	$(5,881)

Issuance of common stock, net of offering costs	2,760	28	49,486	—	—	—	—	49,514

Issuance of common stock to Series A stockholders	270	3	(3)	—	—	—	—	—

Issuance of Series B preferred stock, net of issuance costs	—	—	9,400	—	—	—	—	9,400

Mandatory conversion of Series A and Series B preferred stock to shares of common stock	3,240	32	16,349	—	—	—	—	16,381

Issuance of warrants to strategic marketing partners	—	—	60,872	—	—	—	—	60,872

Strategic partner option grant	—	—	800	—	—	—	—	800

Exercise of warrants	336	3	3	—	—	—	—	6

Exercise of options	107	1	482	—	—	—	—	483

Deferred stock-based compensation	—	—	9,719	—	(9,719)	—	—	—

Amortization of deferred stock-based compensation	—	—	—	—

Preferred stock dividends	—	280	—	231

Accretion of preferred stock to redemption value	—	124	—	7

Value of preferred stock beneficial conversion feature	—	—	—	9,400

Net loss	—	—	—	—

Unrealized gain on marketable securities	—	—	—	—

Balance, December 31, 1999	—	—	—	—

Issuance of common stock, net of offering costs	—	—	—	—

Issuance of common stock to marketing partner	—	—	—	—

Issuance of warrants to strategic marketing partners	—	—	—	—

Exercise of warrants	—	—	—	—

Exercise of options	—	—	—	—

Deferred stock-based compensation	—	—	—	—

Amortization of deferred stock-based compensation	—	—	—	—

Net loss	—	—	—	—

Change in unrealized gain on securities, including realized gain of $2,658 included in net loss	—	—	—	—

Balance, December 31, 2000	—	—	—	—

Issuance of common stock, Fusion Capital	—	—	—	—

Issuance of common stock, separated employees	—	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

Amortization of deferred stock-based compensation	—	—	—	—	5,778	—	—	5,778

Preferred stock dividends	—	—	(511)	—	—	—	—	(511)

Accretion of preferred stock to redemption value	—	—	(131)	—	—	—	—	(131)

Value of preferred stock beneficial conversion feature	—	—	(9,400)	—	—	—	—	(9,400)

Net loss	—	—	—	—	—	(71,941)	—	(71,941)

Unrealized gain on marketable securities	—	—	—	—	—	—	6,484	6,484

Balance, December 31, 1999	11,273	113	137,939	—	(3,941)	(78,741)	6,484	61,854

Issuance of common stock, net of offering costs	800	8	150,651	—	—	—	—	150,659

Issuance of common stock to marketing partner	20	—	2,769	—	—	—	—	2,769

Issuance of warrants to strategic marketing partners	—	—	94,360	—	—	—	—	94,360

Exercise of warrants	237	2	4	—	—	—	—	6

Exercise of options	1,007	10	11,915	—	—	—	—	11,925

Deferred stock-based compensation	—	—	17,563	—	(17,563)	—	—	—

Amortization of deferred stock-based compensation	—	—	—	—	17,114	—	—	17,114

Net loss	—	—	—	—	—	(72,811)	—	(72,811)

Change in unrealized gain on securities, including realized gain of $2,658 included in net loss	—	—	—	—	—	—	(4,956)	(4,956)

Balance, December 31, 2000	13,339	133	415,201	—	(4,390)	(151,552)	1,528	260,920

Issuance of common stock, Fusion Capital	60	1	428	—	—	—	—	429

Issuance of common stock, separated employees	598	6	2,919	—	—	—	—	2,925

Investments, Stratton Warren/BayBuilder	—	—	—	—

Issuance of warrants to AOL & others	—	—	—	—

Issuance of warrants to non-employees	—	—	—	—

Exercise of warrants	—	—	—	—

Exercise of options	—	—	—	—

Options for stock grant	—	—	—	—

Deferred stock-based compensation	—	—	—	—

Fair value adjustment to warrants/options	—	—	—	—

Purchase of treasury stock	—	—	—	—

Amortization of deferred stock-based compensation	—	—	—	—

Net loss	—	—	—	—

Change in unrealized gain/loss	—	—	—	—

Balance, December 31, 2001	—	$—	—	$—

[Additional columns below]

[Continued from above table, first column(s) repeated]

Investments, Stratton Warren/BayBuilder	334	3	14,497	—	—	—	—	14,500

Issuance of warrants to AOL & others	—	—	10,075	—	—	—	—	10,075

Issuance of warrants to non-employees	—	—	443	—	—	—	—	443

Exercise of warrants	600	6	(6)	—	—	—	—	—

Exercise of options	664	7	3,714	—	—	—	—	3,721

Options for stock grant	140	1	2,610	—	(1,571)	—	—	1,040

Deferred stock-based compensation	—	—	636	—	(636)	—	—	—

Fair value adjustment to warrants/options	—	—	(1,184)	—	1,051	—	—	(133)

Purchase of treasury stock	(225)	—	—	(902)	—	—	—	(902)

Amortization of deferred stock-based compensation	—	—	—	—	5,149	—	—	5,149

Net loss	—	—	—	—	—	(272,183)	—	(272,183)

Change in unrealized gain/loss	—	—	—	—	—	—	(1,528)	(1,528)

Balance, December 31, 2001	15,508	$157	$449,333	$(902)	$(397)	$(423,735)	$—	$24,456

The accompanying notes to consolidated financial statements
are an integral part of these consolidated statements.

PURCHASEPRO.COM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2001	2000	1999

	(In thousands)
Cash flows from operating activities:

Net loss	$(272,183)	$(72,811)	$(71,941)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	37,127	16,437	847

Amortization of stock-based compensation	6,588	17,114	5,778

Imputed interest	1,173	1,575	—

Provision for doubtful accounts	10,562	3,393	1,078

Non-cash sales and marketing expense	10,075	32,770	50,925

Warrant-related amortization	16,400	—	—

Non-cash equity charges	3,368	—	—

Amortization of debt discount	—	—	356

Asset impairments, investment losses and abandonments	157,798	12,112	—

Employee termination benefits and other	7,735	—	—

Cancellation of AOL obligation	(19,766)	—	—

Gain on sale of marketable securities	—	(2,658)	—

(Increase) decrease in:

Restricted cash	(912)	—	—

Trade accounts receivable	11,402	(24,613)	(2,813)

Other receivables	625	(654)	(105)

Prepaid expenses and other current assets	2,031	(8,828)	(531)

Increase (decrease) in:

Accounts payable	(2,669)	37	2,748

Accrued and other current liabilities	472	1,920	1,023

Deferred revenues	(1,766)	2,780	85

Net cash used in operating activities	(31,940)	(21,426)	(12,550)

Cash flows from investing activities:

Purchase of property and equipment	(21,610)	(30,539)	(8,619)

Investments in debt and equity securities	(1,000)	(13,050)	(6,104)

Proceeds from sale of equity securities	—	5,262	—

Payment under Marketing and Technology Agreement	—	(25,000)	—

Proceeds from repayment of debt securities	1,000	—	—

Acquisitions, net of cash acquired	(3,573)	—	—

Software development and other	(15,813)	(4,551)	(914)

Net cash used in investing activities	(40,996)	(67,878)	(15,637)

Cash flows from financing activities:

Proceeds from notes payable and advances	—	—	200

Repayment of notes payable and advances	—	(25)	(1,375)

Issuance of common stock, net	3,721	162,159	50,002

Issuance of preferred stock and warrants, net	—	400	8,026

Purchase of treasury stock	(902)	—	—

Repayment of long-term obligations	(9,729)	(17,251)	—

Net cash provided by financing activities	(6,910)	145,283	56,853

Increase in cash and cash equivalents	(79,846)	55,979	28,666

Cash and cash equivalents:

Beginning of year	86,335	30,356	1,690

End of year	$6,489	$86,335	$30,356

The accompanying notes to consolidated financial statements
are an integral part of these consolidated statements.

PURCHASEPRO.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001

(1) The Company

Organization and Nature of Business

         Purchase Pro, Inc., a Nevada corporation, was incorporated on October 8, 1996, as an S corporation for federal income tax purposes. On January 12, 1998, PP International, Inc. was incorporated in Nevada as a C corporation for federal income tax purposes. On January 15, 1998, PP International, Inc. changed its name to Purchase Pro International, Inc., and on June 1, 1999, changed its name to PurchasePro.com, Inc. (the “Company”). The Company initially authorized the issuance of 8,000,000 shares, $0.01 par value stock. On January 12, 1998, the Company issued 4,620,000 shares of common stock to the three stockholders of Purchase Pro, Inc. The Company’s principal and controlling stockholder was the controlling stockholder of Purchase Pro, Inc. On January 15, 1998, the Company acquired substantially all of the assets and assumed substantially all of the liabilities of Purchase Pro, Inc. The purchase was accounted for as a reorganization of companies under common control in a manner similar to a pooling of interests. Accordingly, the financial position and results of operations of the Company and Purchase Pro, Inc. have been included in the accompanying consolidated financial statements.

         In August 1998, the Company formed its wholly owned subsidiary, Hospitality Purchasing Systems, Inc., a Nevada corporation, dba ProPurchasing Systems (“PPS”). In January 2001, the Company completed its acquisition of all the outstanding stock of Stratton Warren Software, Inc. (“Stratton Warren”). In April 2001, the Company completed its acquisition of all the outstanding stock of Net Research, Inc., dba BayBuilder (“BayBuilder”).

         The Company offers strategic sourcing, procurement and materials management software solutions. Its suite of products and services includes e-Source sourcing and reverse auction solutions, e-Procurement, v-Distributor and e-MarketMaker marketplace solutions, and MMS400 enterprise materials management system. In addition, the Company maintains a commerce network, or an interconnected database of buyers and suppliers, built through continued use of its software solutions.

         The Company is subject to risks common to rapidly growing, technology-based companies, including rapid technological change, growth and commercial acceptance of the Internet, dependence on principal products and strategic partners, new product development, new product introductions and other activities of competitors, and a limited operating history.

(2) Significant Accounting Policies

Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

         Cash equivalents consist of investments in bank certificates of deposit and other interest bearing instruments with initial maturities of three months or less. Such investments are carried at cost that approximates fair value. The Company places its temporary cash investments with high quality financial institutions. Such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit.

Restricted Cash

         In August 2001, the Company entered into an agreement with the former principal shareholder of BayBuilder. The agreement requires the Company to establish a letter of credit for the former shareholder in the amount of $1.8 million. This shareholder may draw down on the letter of credit if the Company fails to make scheduled payments to the shareholder. The Company is required to make two payments of approximately $912,000 in October 2001 and January 2002. The October payment was made to the shareholder as required. Subsequent to this payment, the letter of credit was reduced $912,000. The letter of credit is collateralized by a certificate of deposit and is classified as restricted cash on the Consolidated Balance Sheets. In January 2002, the Company negotiated a deferral of the payment until July 2002. See Note 18, “Subsequent Events,” for further discussion of the deferral.

Property and Equipment

         Property and equipment is stated at cost, including costs of software purchased from third parties. Costs incurred for additions, improvements and betterments are capitalized as incurred. Costs incurred to acquire or develop software for internal use are accounted for in accordance with American Institute of Certified Public Accountants Statement of Position (“SOP”) 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use.” Costs for maintenance and repairs are charged to expense as incurred. Gains or losses on dispositions of property and equipment are included in the determination of income. Depreciation and amortization are computed using the straight-line method over the following estimated service lives of the related assets:

Computer equipment and software	3 years

Furniture and fixtures	5 years

Leasehold improvements	3-10 years

Intangibles

         Identifiable intangible assets primarily include goodwill, business partner agreements, agreements not-to-compete, trademarks, and core technology. Intangible assets are stated net of accumulated amortization and are amortized on a straight-line basis over their expected useful lives of three to six years. The Company regularly performs reviews to determine if the carrying value of intangible assets is impaired. The purpose for the review is to identify any facts or circumstances, either internal or external, which indicate that the carrying value of the asset cannot be recovered. If any facts or circumstances indicate that the carrying amount may not be recoverable, an impairment loss would be recognized when the sum of the expected future net cash flows is less than the carrying amount of the asset. During 2001, the Company recorded a goodwill impairment of $3.3 million in connection with Stratton Warren (see Note 12, Impairments, Abandonments and Other Charges).

Investments in Other Companies

         Investments in other companies consist of debt and equity securities. The Company has classified all investments in common stock with a readily determinable fair value as available-for-sale. Available-for-sale securities are recorded at market value, if determinable. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale are included in earnings and are derived using the specific identification method for determining the cost of securities sold. Investments in private companies are not marked to market, as exempted by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company regularly performs reviews to determine if the carrying value of its investments in private companies is impaired. The purpose for the review is to identify any facts or circumstances, either internal or external, which indicate that the fair market value is below the carrying value of the investment. If any facts or circumstances indicate that a decline in fair value below the carrying value is other than temporary, an impairment loss is recognized. The carrying value is written down to fair value as the new cost basis. During 2001, the Company recorded impairment losses on investments in other companies totaling $14.1 million (see Note 5, Investments in Other Companies).

Other Assets

         The Company capitalizes certain network and software development costs, which are amortized by the straight-line method over the estimated life of the asset, which is generally three years or less. The capitalized costs include: payroll and payroll-related costs for employees who are directly associated with enhancements or new functionality; contractor costs; and software acquired through acquisitions.

         As of December 31, 2001 and 2000, network development and software held for sale assets consisted of the following (in thousands):

	2001	2000

Network development	$1,173	$1,173

Software held for sale (including work in process)	11,630	4,942

	12,803	6,115

Less: accumulated amortization	(3,907)	(599)

Capitalized software development costs, net	$8,896	$5,516

Impairment Evaluation

         Long-lived assets are reviewed whenever indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the related asset carrying amount.

Revenue Recognition

         The Company earns revenue from several sources. The nature and revenue recognition policy for each major source of revenue are as follows:

         Software License Fees: For software license revenue, the Company applies the provisions of SOP 97-2, “Software Revenue Recognition” and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions,” which amends SOP 97-2. SOP 97-2 and 98-9, as amended, generally require revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on the evidence that is specific to the Company. License revenue allocated to software products generally is recognized upon delivery of the products or deferred and recognized in future periods to the extent that an arrangement includes one or more elements that are to be delivered at a future date and for which fair values have not been established. Revenue allocated to maintenance is recognized ratably over the maintenance term and revenue allocated to training and other service elements is recognized as the services are performed. If evidence of fair value does not exist for all elements of a license agreement and professional consulting services are the only undelivered element, then all revenue for the license arrangement is recognized ratably over the term of the agreement as license revenue. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. For software licenses sold to resellers, the Company defers revenue recognition until the time the reseller delivers the software to the end user. Under the Company’s standard reseller program, the Company has no obligation of future performance under licenses sold to resellers.

         If the Company provides other services that are considered essential to the functionality of the software products, both the software product revenue and service revenue are recognized at the time the services are completed and acceptance is acknowledged by the customer. Such contracts typically consist of professional services and are generally completed within a 45 day period.

         During the years ended December 31, 2001 and 2000, the Company acquired certain software technology from third-parties to which it also sold its own software products. The acquired technology is used by the Company in either a hosted environment only available to customers who pay for such services or to enhance internal functions contained within the Company’s internal system platform. The acquired technology is not part of the software sold by the Company. In accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions,” and Emerging Issues Task Force (“EITF”) No. 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware,” the Company determined that the acquired technology was to be used as internal use software, and therefore, recorded the acquired assets at their fair value of approximately $11.0 million and $20.6 million as computer equipment and software during 2001 and 2000, respectively. Also, in accordance with APB No. 29 and EITF No. 00-3, the Company recognized revenue from the sale of its software at the fair value based on its own vendor specific objective evidence. Total revenue for the years ended December 31, 2001 and 2000 from these software sales was approximately $3.5 million and $8.8 million, respectively, and no individual transaction was in excess of 10 percent of total revenues.

         Network Access and Service Fees: Network access and service fees consist of: member subscription fees, transaction fees, hosting, maintenance, and other professional fees. Network access fees, including subscription, hosting, and maintenance fees, are recognized over the term of the executed contracts. Maintenance fees include the right to unspecified product upgrades over the life of the maintenance agreement. The Company has not provided specified upgrade rights or other upgrade rights outside of the maintenance agreements. These fees are generally terminable at any time by a customer with 30 days notice. Subscription fees are recorded, net of discounts, ratably over the subscription period and deferred revenues are recognized for amounts received before services are provided. Transaction fees are recognized in the period the transaction occurs. Services for setting up marketplaces for software licensees are generally completed within 45 days of contract execution.

         During the year ended December 31, 1999, the Company exchanged subscriptions on its public procurement network for services and advertising, consisting of development of customized websites and designation as a preferred provider of procurement services for another web site. Revenues were recorded at the fair value of subscriptions given, with corresponding amounts recorded for expenses. Such revenue represented 7 percent of total revenues for the year ended December 31, 1999. No such transactions occurred during 2001 or 2000.

         In March 2000, the Company entered into a bulk subscriptions agreement with Office Depot, whereby Office Depot paid $1,000,000 per month for 100,000 subscriptions on behalf of its customers. This agreement expired in January 2001.

         For software licensees who contract with the Company to host their marketplaces, hosting revenue is recognized over the period the hosting services are provided. Hosting contracts generally are terminable on 30-day notice and do not impact the license and maintenance agreement.

         Advertising: Advertising represents banner advertisements on the Company’s public and private procurement networks and slotting fees for vendors designated as “preferred” or “exclusive” providers of a category of goods or services on the public procurement network. Advertising revenue is recorded over the term of the advertisements or slotting arrangements.

         Other: Other revenues represent website development, transaction and participation fees from groups buying services, and miscellaneous revenues. Other revenues are generally recognized as earned or as services are provided.

         Deferred Revenue: The Company recognizes revenues as earned. Amounts billed in advance of the period in which services are rendered are recorded as a liability under “Deferred revenues.”

Advertising Costs

         The cost of advertising is expensed as incurred. Advertising expenses for the years ended December 31, 2001, 2000 and 1999 were $5.6 million, $4.0 million and $413,000, respectively.

Stock-Based Compensation

         The Company accounts for its employee stock-based compensation plans in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB Opinion No. 25”, and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price stated for the option. Accordingly, no compensation cost is recognized for any of the Company’s fixed stock options granted to employees when the exercise price of each option equals or exceeds the fair value of the underlying common stock as of the grant date for each stock option. The Company has recorded deferred stock-based compensation of $27.9 million for the difference at the grant date between the exercise price and the fair value of the common stock underlying the options through December 31, 2001. This amount is being amortized on a straight-line basis over the vesting period of the individual options. Unamortized stock-based compensation totaled $397,000 and $4.4 million, as of December 31, 2001 and 2000, respectively. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (EITF) No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

Income Taxes

         The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Earnings (Loss) per Share

         Basic earnings per share (“EPS”) is computed by dividing net loss applicable to common stock by the weighted average common shares outstanding during the period. Pursuant to SEC Staff Accounting Bulletin (“SAB”) No. 98, “Revision of Certain SAB Topics to Reflect the Provisions of Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share and SFAS No. 130, Reporting Comprehensive Income,” shares of common stock or convertible preferred stock are considered outstanding for all periods presented in the computation of basic and diluted EPS if issued for nominal consideration. Options, warrants or other common stock equivalents are considered outstanding for all periods presented in the computation of diluted EPS if issued for nominal consideration. For the year ended December 31, 1999, the weighted average common shares outstanding used to compute diluted EPS includes the effect of warrants issued by the Company to acquire shares of common stock for $.0175 per share. All such warrants were exercised by December 31, 1999.

         For those periods in which potentially dilutive securities such as stock options and convertible preferred stock have a dilutive effect, the weighted average shares outstanding used for computation of diluted EPS includes the effect of these potentially dilutive securities.

         All share and per share amounts in the accompanying consolidated financial statements have been restated to give effect to a two-for-one stock split which occurred on October 12, 2000.

Comprehensive Loss

         Comprehensive loss consists of net loss and other gains and losses affecting shareholders’ equity that, under generally accepted accounting principles, are excluded from net loss. For the Company, such items consisted of unrealized gains (losses) on securities classified as available-for-sale. As of December 31, 2001 and 2000, the components of comprehensive loss consisted of (in thousands):

	2001		2000

				Tax Expense
	Pretax Amount	Tax Expense (Credit)	Pretax Amount	(Credit)

Net loss applicable to common stockholders	$(272,183)	$—	$(72,811)	$—

Unrealized gain (loss) on securities	—	—	(4,956)	—

Total comprehensive income (loss)	$(272,183)	$—	$(77,767)	$—

Cash Flows

         Supplemental cash flow information including the Company’s non-cash investing and financing activities is as follows (in thousands):

	Year Ended December 31,

	2001	2000	1999

Common stock issued in acquisitions	$14,500	$—	$—

Other assets acquired with preferred stock	$—	$—	$674

Conversion of notes payable to equity	$—	$—	$700

Conversion of preferred stock to common stock	$—	$—	$16,381

Value of warrants issued for editorial content rights	$—	$—	$10,747

Obligations under capital leases	$1,933	$143	$—

Obligations under marketing and technology development agreements	$—	$48,137	$—

Warrants issued	$11	$63,960	$—

Cash paid for interest, net of capitalized interest	$24	$1,533	$124

         See Note 15 regarding assets acquired and liabilities assumed and Note 18 regarding a convertible note issued in connection with a lease termination.

Fair Value of Financial Instruments

         The Company’s financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments. Marketable securities that have readily determinable fair values are carried at fair value. The fair values of the long-term obligations are not determinable due to the unique nature of such obligations.

Concentration of Credit Risk

         Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions. The Company’s accounts receivable are derived from revenue earned from U.S. and international customers and are denominated in U.S. dollars. Portions of the Company’s accounts receivable balances are settled either through customer credit cards or electronic fund transfers. As a result, the majority of accounts receivable are collected upon processing of those transactions. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. During the year ended December 31, 2001, 52 percent of total revenues resulted from our relationship with America Online (“AOL”). During the year ended December 31, 2000, two customers each accounted for 18 percent of net revenues. During the year ended December 31, 1999, no customers accounted for more than 10 percent of net revenues. As of December 31, 2001, one customer accounted for more than 10 percent of net accounts receivable. As of December 31, 2000, two customers, one of whom was AOL, accounted for 46 percent of net accounts receivable. As of December 31, 1999, one customer accounted for 26 percent of net accounts receivable.

         The Company depended on AOL for a substantial portion of its revenues during 2001 and 2000. During the year ended December 31, 2001, the Company recognized $9.0 million of network access fee revenue paid by AOL on behalf of its subscribers, as a promotional subscription offer, $10.1 million in license fee revenue referred by AOL, and $896,000 in advertising revenue from a revenue sharing arrangement with AOL. During the year ended December 31, 2000, the Company recognized $4.9 million from subscriptions paid by AOL on behalf of its subscribers, $10.5 million from revenue referred by AOL, and $6.6 million from software licenses resold by AOL.

Management’s Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         The Company believes that its estimates of allowance for doubtful accounts and future cash flows for which impairment of assets is based to be significant estimates. It is at least reasonably possible that such estimates could change in the near term and the charge could be material.

Reclassifications

         Certain reclassifications have been made to prior period financial statements to conform to the 2001 presentation, which have no effect on previously reported results of operations or retained earnings.

Recently Issued Accounting Standards

         In January 2001, the Company adopted SFAS No. 133, “Accounting for Derivatives and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The FASB recently issued SFAS Nos. 137 and 138, which defer the effective date and amend portions of SFAS No. 133. The Company currently does not engage in, nor does management expect the Company to engage in, derivative or hedging activities. Accordingly, the adoption of SFAS No. 133 did not have a material impact on the Company’s financial position, results of operations or cash flows.

         In June 2001, the FASB issued SFAS No. 141, “Business Combinations,” which supersedes APB Opinion No. 16, “Business Combinations,” and SFAS No. 38, “Accounting for Preacquisition Contingencies of Purchased Enterprises.” SFAS

No. 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within the scope of SFAS No. 141 be accounted for using only the purchase method. SFAS No. 141 is required to be adopted for all business combinations initiated after June 30, 2001.

         In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which supercedes APB Opinion No. 17, “Intangible Assets.” SFAS No. 142 addresses how intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS No. 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The Company is required to apply the provisions of SFAS No. 142 beginning January 1, 2002. SFAS No. 142 is required to be applied at the beginning of an entity’s fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The adoption of SFAS No. 142 will result in the Company’s discontinuation of goodwill amortization. However, the Company will be required to test goodwill at least annually for impairment. The Company had net unamortized goodwill at December 31, 2001 of $2.8 million. During the year ended December 31, 2001, the Company recorded goodwill amortization of $1.2 million. Management is currently evaluating the methodologies for determining the impairment, if any, of the carrying value of goodwill. Any adjustments as a result of the new impairment tests will be recorded as a cumulative change in accounting principle effective January 1, 2002. As of December 31, 2001, we had approximately $2.8 million of unamortized goodwill. This balance relates to the acquisition of BayBuilder in April 2001. In accordance with the adoption of SFAS No. 142, the reporting entity to which the goodwill relates must be valued as an operating entity. If the fair value of the operating entity is greater than the book value, including assigned goodwill, no further testing is required. However, if the book value, including goodwill, is greater than the fair value of the operating entity, the assets and liabilities of the operating entity must be valued. The difference between fair value of the operating entity and the fair value of the goodwill is the implied fair value of the goodwill. To the extent the implied fair value of goodwill is less than the book value of goodwill, an impairment exists that will be recognized as a cumulative effect of a change in accounting in the first quarter of 2002. Based on the preliminary estimates of fair value of the operating entity, the assets and liabilities must be valued to determine the implied fair value of goodwill. The valuation of these assets and liabilities has not been completed, but it is likely that there will be an impairment charge relating to goodwill associated with BayBuilder.

         In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the Company on January 1, 2003. The Company does not expect the adoption of SFAS No. 143 to have a material impact on our financial condition, results of operations or cash flows.

         In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes both SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. For example, SFAS No. 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of APB Opinion No. 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, “Goodwill and Other Intangible Assets.”

         The Company is required to adopt SFAS No. 144 on January 1, 2002. Management does not expect the adoption of SFAS No. 144 to have a material impact on the Company’s financial statements because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of this statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities and therefore, will depend on future actions initiated by management. As a result, management cannot determine the potential effects that adoption of SFAS No. 144 will have on the Company’s financial statements with respect to future disposal decisions.

         In November 2001, the EITF issued D-103 “Income Statement Characterization of Reimbursements Received for “Out of Pocket” Expenses Incurred.” The announcement requires that “out-of-pocket” expenses incurred as part of a larger contract should be characterized as revenue in the income statement rather than as a reimbursement of expenses incurred. This new announcement is to be applied to financial reporting periods after December 15, 2001. The Company engages in professional services-type contracts whereby we have been reimbursed for “out-of-pocket” expenses, which have been recorded as a reduction of expense. We will begin recording future reimbursements as revenue as of January 1, 2002.

(3) Realization of Assets

         The Company has experienced losses from inception. As of December 31, 2001, the Company has an accumulated deficit of $424 million and has a deficit in working capital of $4.1 million. In addition, the Company has defaulted on a long-term obligation. The ability of the Company to realize its assets in the normal course of business is ultimately contingent upon the Company generating revenue sufficient to exceed continuing costs and eventually to generate net earnings. Management of the Company has prepared forecasts of expected future revenues and costs as well as balances of cash and other liquid sources of cash available to the Company. It is the opinion of management of the Company that it is more likely than not that the Company will have sufficient resources to fund continuing operations through at least calendar 2002. The Company however has limited history with new sales initiatives. Additionally, the sales cycle for the Company’s products typically takes three to nine months to complete and varies from contract to contract.

(4) Intangible Assets

         As of December 31, 2001 and 2000, intangible assets consisted of the following (in thousands):

	December 31,

	2001	2000

AOL marketing and technology agreements	$—	$92,518

Gateway marketing agreement	—	38,160

Goodwill	4,036	—

Other intangibles	2,180	980

	6,216	131,658

Less: accumulated amortization	(2,383)	(8,248)

Net intangible assets	$3,833	$123,410

America Online

         In March 2000, the Company entered into a series of agreements with AOL to co-develop a new generation of the Company’s marketplace technology and to co-develop and market a co-branded marketplace. Under the Technology Development Agreement, the Company and AOL were to each contribute technology to the development alliance and co-manage the development of the new marketplace technology. The Company was to pay AOL $20.0 million in eight equal quarterly installments beginning August 1, 2000 and AOL was to make AOL programmers available to the development alliance. The Company made payments of $10.0 million in connection with this obligation. The parties also agreed to market the co-branded marketplace across the AOL properties. Under the Interactive Marketing Agreement, the Company agreed to pay AOL $50.0 million for marketing support in the form of advertising impressions. The Company paid $25.0 million to AOL in March 2000 and the $25.0 million balance was payable in seven equal quarterly installments beginning June 30, 2000. The Company made total payments of $14.8 million in connection with this obligation. The Company imputed interest at 10 percent on the total $45.0 million of payments due to AOL. The discounted value of the payments was included in the “Long-term liabilities” and “Current portion of long-term liabilities” captions on the consolidated balance sheets as of December 31, 2000.

         The Company also issued AOL warrants to purchase up to 800,000 shares of the Company’s common stock. This warrant was amended in November 2000 (see Note 8, Stockholders’ Equity). The value of the 200,000 warrants that vested immediately was determined to be $25.8 million using the Black-Scholes model with the following assumptions: risk-free interest rate of 7.0 percent; no expected dividend yield; warrant term of 36 months; and an expected volatility of 45 percent. The total net present value of future cash payments, cash payments made and the 200,000 warrants that vested immediately have been recorded as an intangible long-term asset. The marketing expense will be charged to sales and marketing expense as impressions are delivered, or on a straight-line basis, whichever is faster. For the years ended December 31, 2001 and 2000, the Company amortized approximately $13.6 million and $7.9 million, respectively, to sales and marketing expense. The technology development costs were to be amortized to programming and development expense over three years (the estimated useful life of such costs and the agreement term, including expected renewals).

         The Company and AOL agreed to a revenue sharing arrangement, under which each would share revenue generated by the co-branded marketplace, including network access fees, transaction fees and advertising revenue. The marketplace was launched in September 2000. In addition, the Company and AOL would share revenue resulting from the marketing of marketplaces utilizing the co-developed technology to AOL’s trading partners.

         At certain revenue thresholds and at certain times during the agreement term, AOL had the option to (i) receive a share of the revenue from the decision point forward, or (ii) receive a cash payment of $25.0 million in exchange for providing additional future advertising. The contingent payment would be accrued as revenue is earned, and a corresponding prepaid marketing expense would be recorded. If AOL elected the revenue share, the asset and liability would be eliminated at that time.

         In September 2001, AOL and the Company terminated certain agreements. As a result of terminating the agreements, the recorded value of the asset was written off. See Note 12, Impairments, Abandonments and Other Charges, for further discussion of the write off.

Gateway

         In September 2000, the Company entered into agreements with Gateway pursuant to which (i) the Company agreed to acquire approximately $500,000 of computer hardware for resale from Gateway, (ii) Gateway agreed to acquire three marketplace software licenses from the Company for approximately $3.3 million, and (iii) Gateway agreed to provide the Company with certain training services for customers using the Company’s global e-commerce marketplace, including the Gateway marketplaces to be hosted by the Company (the “Gateway Marketplaces”), and certain marketing services in connection with the Gateway Marketplaces and the Company’s global marketplace. The services were to be rendered during a two-year period expiring in September 2002. The aggregate contractual value of the services was to be at least $40 million, but not more than $56.7 million. The Company issued warrants as consideration for the training and marketing services to be rendered by Gateway (see Note 8, Stockholders’ Equity).

         The minimum value of the training and marketing services to be received was determined to be at least equal to the value of the warrants issued. The training services were valued based upon the estimated number of training units to be offered and the estimated fair value of each unit using information obtained from other companies that provide similar training services. The marketing services were valued based primarily upon the estimated number of icons to be placed on computers sold by Gateway, to their small- and medium-sized business customers, based on an independent appraisal. The value of these marketing and training services was deferred and was to be amortized over the life of the contract on the faster of the straight-line basis or as the services were delivered. During the year ended December 31, 2001, the Company recorded $16.4 million of amortization.

         During the third quarter 2001, the Company began evaluating Gateway’s ability to deliver under the contractual terms. As a result of this evaluation, the Company wrote off the asset. See Note 12, Asset Impairments, Investment Losses, and Abandonments, for further discussion of the write off.

Other Intangibles

         Intangible assets also include the costs of technology and a non-compete agreement with two individuals. These assets are being amortized over a 36-month and 60-month period, respectively. Other intangible assets also include the purchase of a software license and trademarks, which are being amortized over a 60-month period. Amortization expense was $834,000, $705,000 and $194,000 for the years ended December 31, 2001, 2000 and 1999 respectively.

(5) Investments in Other Companies

         The Company’s investments comprise convertible notes, preferred stock and common stock. As of December 31, 2001 and 2000, all of the Company’s investments were classified as available-for-sale. The following table summarizes the Company’s equity investments at December 31, 2001 and 2000 (in thousands):

	2001	2000

Amortized cost	$129	$1,000

Gross unrealized gains	—	1,528

Gross unrealized losses	—	—

Estimated fair value	$129	$2,528

         The Company also had investments in convertible notes and preferred stocks totaling $0 and $13.2 million as of December 31, 2001 and 2000, respectively. The change between years is primarily due to investment losses recognized during 2001. See Note 12, Impairments, Abandonments and Other Charges, for further discussion.

(6) Long-Term Obligations

Capital Leases

         The Company leases certain equipment under agreements that are classified as capital leases. The cost of equipment under capital leases is included in the Consolidated Balance Sheets as “Computer equipment” and was $2.1 million and $143,000 at December 31, 2001 and 2000, respectively. Accumulated depreciation of the leased equipment at December 31, 2001 and 2000, was approximately $550,000 and $2,700, respectively. Depreciation of assets under capital leases is included in general and administrative expense.

         The future minimum lease payments required under capital leases and the present value of the net minimum lease payments as of December 31, 2001 are as follows (in thousands):

2002	$918

2003	768

Total minimum lease payments	1,686

Less: Amount representing estimated taxes, maintenance, and insurance costs included in total amounts above	130

Net minimum lease payments	1,556

Less: Amount representing interest	134

Present value of net minimum lease payments	1,422

Less: Current maturities of capital lease obligations	754

Long-term capital lease obligations	$668

Financing Obligation

         The Company has financed the purchase of software from a vendor and negotiated payment terms whereby annual payments of approximately $1.5 million will be made annually through September 2004. In September 2001, the Company failed to make its scheduled payment, thereby breaching the contract. Under the terms of the agreement, the vendor may demand payment for the entire obligation. As of December 31, 2001, the Company has classified the entire balance totaling $5.5 million as current portion of long-term debt on the consolidated balance sheets.

Convertible Note

         In March 2002, the Company negotiated a termination of certain lease agreements. As consideration for lost rents, the lessor agreed to accept a convertible note. See Note 18, Subsequent Events, for further discussion.

(7) Commitments and Contingencies

Operating Leases

         The Company is party to several noncancelable lease agreements for office space, certain equipment as well as its principal administrative offices. Rent expense under noncancelable operating leases totaled approximately $3.2 million, $2.4 million and $418,000 for the years ended December 31, 2001, 2000 and 1999, respectively. During 2001, the Company vacated offices in numerous locations and began subleasing these vacant offices on terms similar to the Company’s lease agreements. Minimum future lease commitments under noncancelable operating leases in effect at December 31, 2001 are as follows (in thousands):

	Minimum Lease	Sublease	Net Lease
	Commitments	Income	Commitments

2002	$1,482	$312	$1,170

2003	1,075	255	820

2004	872	187	685

2005	669	12	657

2006	656	—	656

Thereafter	2,407	—	2,407

Total	$7,161	$766	$6,395

         In March 2002, the Company reached an agreement with its landlord regarding certain leased office space that was vacated during 2001. See Note 18, Subsequent Events, for a further discussion.

Legal Proceedings

         The Company is a party to a class action suit against it and a number of current or former officers and directors, In re PurchasePro, Inc. Securities Litigation, U.S.D.C., District of Nevada, Case No. CV-S-01-0483-JLQ, which results from the consolidation of other suits, the first of which was filed on or about April 26, 2001. The class action suit alleges certain violations of federal securities laws, and seeks damages on behalf of a class of shareholders who purchased the Company’s common stock during defined periods. A related shareholder derivative lawsuit, In re PurchasePro.com, Inc. Derivative Litigation, District Court, Clark County, Nevada, Case No. A436614, which also results from the consolidation of other suits, the first of which was filed on June 28, 2001, alleging various breaches of fiduciary duty by certain current or former officers and directors and effectively alleging the same allegations which are the subject of the federal securities class actions. Management believes that the claims in the federal and state lawsuits are without merit and intends to defend them vigorously.

         In December 2001, the Company and certain former officers and directors were named as defendants in Collegeware USA, Inc. v. PurchasePro.com, Inc., et al., U.S.D.C., Southern District of New York, Case No. 01CV10867. The complaint alleges violations of federal securities laws in the Company’s initial public offering in September 1999 and secondary offering in February 2000 arising from a failure to disclose that its underwriters solicited and received excessive commissions and allocated shares to customers in exchange for the customers’ promises to purchase additional shares in the after-market at pre-determined prices above the offering price, thus distorting and/or inflating the market price for shares of the Company’s common stock in the after-market. The suit is part of the “IPO Allocation Securities Litigation” in approximately 320 companies and over 30 underwriters have been sued in actions alleging claims nearly identical to those alleged against us. Management believes that the claims are without merit and intends to defend them vigorously.

         On January 8, 2002, PurchasePro.com, Inc. was named as a defendant in Langley v. Credit Suisse Boston Corp., Prudential Securities, Inc. and PurchasePro.com, Inc., U.S.D.C. for the Eastern District of Kentucky, Case No. 00-448. Although the action had been pending against Prudential Securities, Inc. and Credit Suisse First Boston Corporation since late 2000, the Company was not initially named as a defendant. The claims against the Company include reformation, breach of contract as reformed, and rescission, and are based on the plaintiff’s allegation that a lock-up provision associated with the Company’s secondary public offering was improperly enforced. Management believes that the claims are without merit and intends to defend them vigorously.

         In March 2002, FreeMarkets, Inc. initiated a suit against the Company, FreeMarkets, Inc. v. PurchasePro.com, Inc., U.S.D.C., District of Delaware, Case No. 02-162, alleging that certain functionalities of the e-Source product infringe on

FreeMarkets’ U.S. Patent No. 6,216,114. FreeMarkets’ patent is entitled “Method and System for Controlling and Initiating the Duration of Overtime Intervals in Electronic Auctions” and seeks to protect certain business methods used by FreeMarkets. The suit seeks an order that the Company is infringing on FreeMarkets’ patent and an injunction against further infringement, along with damages, attorney fees and costs. On April 15, 2002, we filed a response denying all of the allegations and asserted three (3) counterclaims against FreeMarkets including (1) breach of contract, (2) declaratory judgment of patent non-infringement and (3) declaratory judgment of patent invalidity. Management believes that the claims are without merit and intends to defend them vigorously and pursue our counterclaims.

         In February 2001, All Creative Technologies, Inc. filed a lawsuit in the Eighth Judicial District Court, Clark County, Nevada, Case No. A43337, against PurchasePro.com, Charles E. Johnson, Jr., the Company’s former Chairman and CEO, and Ranel Erickson, the Company’s former VP of Research and Development. The complaint alleges violations of the Nevada Racketeering, Influence and Corruption Act (“RICO”), misappropriation of trade secrets by Mr. Johnson and Mr. Erickson, unlawful acquisition of trade secrets by the Company, and breach of contract by Mr. Johnson. The complaint seeks compensatory damages in excess of $10,000 for each of the four causes of action, treble damages with respect to the civil RICO claim, and exemplary damages with respect to the unlawful acquisition of trade secrets, as well as costs and attorney fees. The exact monetary amount being sought is unknown at this time. Although the Company is currently unable to predict the ultimate outcome of this lawsuit, management believes there is no merit to the suit and intends to vigorously defend this action.

         In October 2001, Verizon Yellow Pages Company filed a lawsuit against the Company in District Court, Clark County, Nevada, Case No. A440979. The complaint alleges breach of contract, unjust enrichment and monies due and owing, and seeks compensatory damages in excess of $10,000 for each of the three causes of action, as well as costs and attorney fees. The exact monetary amount being sought is unknown at this time. Although the Company is currently unable to predict the ultimate outcome of this lawsuit, management believes there is no merit to the suit and intends to vigorously defend this action.

         The Company is named as a nominal defendant in a suit filed in June 2001, Levy v. Office Depot, Inc. and PurchasePro.com, Inc., U.S.D.C., Southern District of Florida, Case No. 01-8529-CIV-DIMINTROULEAS/JOHNSON, under Section 16(b) of the Securities Exchange Act of 1934, as amended, which results from the purchase and sale of the Company’s securities by Office Depot. The complaint seeks recovery on the Company’s behalf of certain short-swing profits allegedly received by Office Depot in violation of Section 16(b). There can be no assurance that the Company will receive any funds as a result of this suit. Although the Company is only a nominal defendant in this action, time and money may be required to resolve it.

         The Company is involved in other various routine legal proceedings incidental to its normal course of business. The Company does not believe that any of these legal proceedings will have a material adverse effect on its financial condition, results of operations or cash flows.

(8) Stockholders’ Equity

Common Stock

         All share and per share amounts have been restated to give effect to the two-for-one stock split that occurred on October 12, 2000 and a 1-for-5 reverse stock split that occurred on May 14, 2002.

         The Company has authorized 38,000,000 shares of common stock.

         In September 1999, the Company completed an initial public offering (“IPO”) in which it sold 2,760,000 shares of common stock, including 360,000 shares in connection with the exercise of the underwriters’ over-allotment option, at $20.00 per share. The Company received approximately $50 million in cash, net of underwriting discounts, commissions and other offering costs. Upon the closing of the IPO, all of the Company’s Series A preferred stock and Series B preferred stock automatically converted into an aggregate of 3,240,000 shares of common stock (see below).

         In February 2000, the Company completed a follow-on offering in which it sold 1,200,000 shares of common stock, including 400,000 shares sold by stockholders in connection with the exercise of the underwriters’ over-allotment option, at $200.00 per share. The Company received $150.7 million in cash, net of underwriting discounts, commissions and other offering costs.

         In August 2001, the Company entered into an agreement with a shareholder group to repurchase shares of common stock issued in connection with the acquisition of BayBuilder. In connection therewith, the Company was obligated to reacquire 225,500 common shares at $10.00 per share. The fair market value of the Company’s common stock on the date of the agreement was $4.00 per share. The difference between fair value and the purchase price totaled $1.4 million and was recorded as a general and administrative expense. The Company entered into an additional agreement with the former principal shareholder of BayBuilder. In connection with the repurchase of the principal shareholder’s common shares, the Company agreed to make two payments of $912,000 each in October 2001 and January 2002, the first of which was made. The agreement required the Company to establish a letter of credit for the former shareholder in the amount of $1.8 million, against which shareholder may draw if the Company fails to make scheduled payments. The letter of credit is collateralized by a certificate of deposit.

         In December 2001, the Company entered into a Common Stock Purchase Agreement (the “Fusion Purchase Agreement”) with Fusion Capital Fund II, LLC (“Fusion Capital”), in connection with a private equity line financing transaction pursuant to which the Company shall offer and sell to Fusion Capital up to $15.0 million of the Company’s common stock over a period of up to 30 months. As a condition to Fusion Capital’s obligation to make purchases under the Fusion Purchase Agreement, the common stock to be offered and sold to Fusion Capital must be registered in an effective registration statement with the Securities and Exchange Commission.

         Pursuant to the Fusion Purchase Agreement, Fusion Capital shall purchase on each trading day during each monthly period during the term $25,000 of the Company’s common stock, subject to the Company’s right to suspend such purchases or decrease the amount of such purchases, and the Company’s right to terminate the Fusion Purchase Agreement at any time. We have the right to set a minimum purchase price per share at any time, although we may not decrease the purchase price per share below $2.50. The Company also has the right to increase the daily purchase amount at any time, provided the stock price is above $20.00 per share for five (5) consecutive trading days.

         Under the Fusion Purchase Agreement, the purchase price per share shall be equal to the lesser of (i) the lowest sale price of the Company’s common stock on the purchase date; and (ii) the average of the three lowest closing bid prices of the common stock during the ten consecutive trading days prior to the date of a purchase by Fusion Capital. Notwithstanding the foregoing, Fusion Capital may not purchase shares of common stock under the Purchase Agreement if Fusion Capital or its affiliates would beneficially own more than 4.9 percent of the Company’s then aggregate outstanding common stock immediately after the proposed purchase. If the 4.9 percent limitation is ever reached, the Company has the option to increase this limitation to 9.9 percent. If the 9.9 percent limitation is ever reached, this limitation will not limit Fusion Capital’s obligation to fund the daily purchase amount.

         Fusion Capital shall receive 120,000 shares of common stock as a commitment fee for the financing, 60,000 of which were received upon entering into the Fusion Purchase Agreement , with a portion of the remaining 60,000 shares issuable in connection with each purchase by Fusion Capital. In addition, the Company paid a $35,000 commitment fee to Fusion Capital.

         In December 2001, the Company entered into a settlement agreement with its former Chairman and Chief Executive Officer, resolving all claims brought by him and releasing the Company from future liability with respect to such claims. As part of the settlement, the Company issued 500,000 shares of common stock and recorded a charge of $2.9 million, which is classified as general and administrative expenses on the Consolidated Statements of Operations.

Deferred Stock-Based Compensation

         In June 2001, the Company cancelled 555,000 executive options in a stock for options swap, resulting in the issuance of 424,509 shares of common stock of which 212,255 shares were vested upon issuance and 212,255 shares are restricted. Of the shares vested upon issuance, 71,636 were cancelled upon surrender in consideration of income tax withholding requirements for the value on the date of issuance of such vested shares. The Company recorded stock-based compensation on the date of issuance of $3.2 million for the fair value of the common stock of which $1.6 million was recorded as deferred stock-based compensation related to the unvested portion. The deferred stock-based compensation will be amortized over the vesting period. As of December 31, 2001, 106,588 shares remain unvested.

Common Stock Warrants

         In July 1999, the Company entered into a Joint Promotions Agreement with Office Depot pursuant to which each company agreed to jointly promote the other’s products and services. Under the terms of the Joint Promotions Agreement, the Company agreed to include Office Depot in co-branded marketing and advertising, pay Office Depot a percentage of net revenues from transactions originating from Office Depot sites, and to create a private internet site (the “Private Site”) that would link the Company’s sites with Office Depot sites. The Company also agreed to pay Office Depot a referral fee for each visitor to the Private Site that registered with and became a paying member of the Company’s global network. Further, the Company agreed to designate Office Depot as the exclusive preferred provider for office supplies on its global network. In exchange, Office Depot agreed to pay the Company for such exclusive preferred provider status and to pay a transaction fee for specified purchases that took place over the network from certain Office Depot members. Office Depot also offered to register its internet site users as the Company’s members, to grant the Company the right to advertise and market PurchasePro as a preferred e-commerce solutions provider to Office Depot, and to facilitate registration over the Company’s network by making it easier for Office Depot internet site visitors to link to the Private Site.

         The Company determined that the most beneficial way to induce Office Depot to enter into and perform under this agreement was to use warrants in lieu of cash which allowed the Company to preserve cash to fund the operating losses being incurred. In July 1999, the Company issued 300,000 warrants to Office Depot, whose Chairman was a member of the Company’s board of directors until 2000. The exercise price for the warrants was $20.00 per share. At the time of issuance, the Company did not recognize a charge as the Company determined the value of the warrants of $100,000 to be immaterial. In connection with the Company’s follow-on offering in February 2000, Office Depot exercised 111,111 warrants. As of December 31, 2001, 188,890 warrants remain outstanding and exercisable.

         In November 1999, the Company entered into an agreement with Advanstar to develop 20 web site communities for Advanstar. Advanstar was to pay $225,000 per web site plus $500,000 at the conclusion of Phase I of the development. The Company agreed to host and maintain the communities for a fee of $80,000 per year per site for the first two years and $60,000 per year per web site thereafter. Certain future revenues, such as subscriptions, transaction fees and advertising were to be shared by the Company and Advanstar. The Company was also to receive an advertising credit of $250,000 per year for the three-year contract term.

         In a separate Marketing Agreement, the Company agreed to pay Advanstar $2 million over three years for the ability to utilize various marketing opportunities at published Advanstar rates, including advertising in Advanstar publications, registration for attendance at conferences and exhibitions, admission fees and sponsorship of events, banner advertisements on web sites, and access to Advanstar mailing lists for promotional purposes for the three-year term.

         In addition, the Company was granted the right to place all existing Advanstar content applicable to the proposed industry marketplaces onto its public and private marketplaces. This content included Advanstar’s printed material, including trade publications, business periodicals, directories, etc. and database of customers. In connection with the value of the content, the Company issued 210,000 warrants valued at $10.7 million to Advanstar in exchange for a right to use the editorial content. The fair value of the warrants was determined using the Black-Scholes pricing model with the following assumptions: risk-free rate of 5.3 percent; no expected dividend yield; warrant term of 6 months; and an expected volatility of 100 percent. The Company obtained an independent appraisal of the value of the content to ensure that such value equaled or exceeded the value of the warrant, and the content received was appraised at approximately $13.6 million, including prepaid advertising with a readily ascertainable value of $750,000. As a result, the Company concluded that the value of the warrant was exceeded by the value of the content received in exchange for the warrant.

         The Company recorded the value of the content other than the prepaid advertising at $9.95 million rather than $13.6 million because the warrants issued had a more readily determinable fair value than that of the content received. This determination was based on the fact that the Black-Scholes Option Pricing Model is a widely accepted model used to value options and warrants and the inputs to this model were specific and determinable from the warrant agreement. An appraisal of the content was based on projected future cash flows from revenue streams that were new, unproven and subject to uncertainty as to their ultimate realization at the time of the appraisal. This uncertainty was due to the unique way in which the content was anticipated to be used on the internet in buying communities and the value that usage would create in future revenue streams to the Company.

         In June 2000, the web site development agreement with Advanstar was amended whereby Advanstar took over responsibility for completing the web site development project. Under the agreement, the Company retained $500,000 previously paid by Advanstar and Advanstar made additional payments for the web site development work completed of $2.25 million. Also in June 2000, the exercise period for the warrants was extended by six months to December 1, 2000 and the exercise price of the warrant was changed from $93.95 to $67.50. The resultant incremental value of the warrant of $400,000, based on the Black-Scholes model, was treated as a reduction of revenue, resulting in net revenues being reported from Advanstar of $2.4 million. As a result of the new measurement date and the lack of consideration received from Advanstar for the modification of the warrant in the agreement, the modified warrant was valued at $400,000 and was deemed to be a revenue offset given Advanstar’s status as a customer of the Company.

         Advanstar exercised all of the warrants during 2000. A charge for the unamortized value of the asset was recognized in 2000 (see Note 2, Significant Accounting Policies).

         In December 1999, the Company issued 540,000 common stock warrants valued at $50.1 million to a strategic marketing partner. The value of the warrant is included in the consolidated statements of operations as sales and marketing expense. The fair value of the warrants issued was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 7 percent; no expected dividend yield; warrant term of 1.5 years; and an expected volatility of 75 percent. The value of the warrants was expensed immediately as they were fully vested and the strategic marketing partner has no further obligations related to the warrants. The strategic marketing partner may earn the right to exercise an additional 540,000 warrants if certain performance conditions are met. In June 2001, the warrants expired unexercised.

         In March 2000, the Company issued to AOL warrants to purchase up to 800,000 shares of the Company’s common stock at an exercise price of $316.30, of which 200,000 warrants vested immediately. The warrants are exercisable from the time they vest until March 2003. At the time of issuance, AOL was not a customer in any capacity. In November 2000, the Company and AOL amended and restated the March 2000 warrant agreement. For the 600,000 performance-based warrants that had not been earned as of the date of the amendment, the strike price was adjusted to $0.05 per share. In exchange for the reduced strike price, the defined revenue for which AOL can vest the performance-based warrants was expanded to include software license revenue fees recognized by the Company that resulted from referrals from AOL. The modification benefited the Company by creating a new channel for additional sales of its software products and acted as an incentive to AOL to refer new business to the Company. The formula for vesting warrants on referral revenue is that for each $1 of revenue generated from the referrals during a fiscal quarter, AOL is able to earn a number of warrants calculated as three times the revenue recognized divided by the estimated fair value of the Company’s common stock, as defined. As a result of this modification, the Company received fair value from the incremental revenue generated by AOL-referred customers in the fourth quarter of 2000 in excess of the value of the modification of the warrant. Under EITF No. 00-25, Issue 2, the Company received an identifiable benefit and the cost to obtain such benefit was classified as marketing expense because it did not exceed the fair value of that benefit. The value of the warrant modification, determined through an appraisal, was determined to be $1.47 million. The independent appraisal was completed using the Black-Scholes option pricing model with the terms of the warrant and the market factors prevailing at the date of the modification as the inputs to that calculation. This value of $1.47 million represented the additional value given up by the Company in exchange for additional revenue for software referrals. The fair value of the commission rate was determined by using the Company’s historical experience of discounts given to AOL in prior dealings where AOL acted in a customer relationship with the Company as a reseller of its software products in September 2000. The agreement limits the total recognized revenue allowed in the calculation to $10.0 million in the quarter ended December 31, 2000, $15.0 million in the quarter ending March 31, 2001 and $20.0 million in the quarter ending June 30, 2001.

         For the quarter ended December 31, 2000, AOL earned approximately 360,000 warrants, and the Company recognized a non-cash expense of $30.0 million that is included in sales and marketing expense in the accompanying consolidated statements of operations. During the quarter ended March 31, 2001, the Company recorded non-cash expense of $10.0 million related to warrants earned during the quarter. As of March 31, 2001, AOL had earned all performance-based warrants under the amended November 2000 warrant agreement. In January 2001, AOL exercised its vested warrant rights and purchased 375,088 shares of common stock by surrendering warrants to purchase 148 shares through a cashless exercise. In April 2001, AOL exercised its vested warrant rights and purchased 224,456 shares of common stock by surrendering warrants to purchase 310 shares through a cashless exercise.

         In September 2000, as consideration for training and marketing services to be rendered by Gateway, the Company issued three separate warrants to purchase an aggregate of 600,000 shares of Company common stock at an exercise price of $148.75 per share. Of the warrants, 200,000 vested and are exercisable immediately and another 200,000 vested and became exercisable on October 31, 2000. The remaining 200,000 warrants may vest and become exercisable over a period of eighteen months, with one share vesting for each $40 in revenue generated from transaction fees charged for transactions executed over the Gateway Marketplaces. The value of these warrants, using the Black-Scholes model, totaled $38.2 million. The following assumptions were used: risk-free interest rate of 6.5 percent; no expected dividend yield; warrant term of 12 months; and an expected volatility of 64 percent. The value of the warrant is recorded as additional paid-in capital. See Note 3, Realization of Assets, for further discussion of the agreement. As of September 30, 2001, 400,000 of the vested warrants expired unexercised.

         In November 2001, the Company entered into a settlement agreement with two former employees and an entity controlled by such former employees, resolving all claims brought by each of them and releasing the Company from future liability with respect to such claims. As part of the settlement, the Company issued two warrants to purchase an aggregate of 100,000 shares of common stock at an exercise price of $2.70 per share. The warrants are exercisable for a period of three years. The holder was granted piggy-back registration rights and provided the Company is eligible to register securities on Form S-3, the holder also was granted demand registration rights. For the year ended December 31, 2001, the Company recorded a charge of $443,000 in connection with these warrants, which is classified as general and administrative expenses on our Consolidated Statements of Operations.

(9) Stock Option Plans

         1998 Stock Plan. In 1998, the Company adopted an incentive stock option plan (the “1998 Plan”) that provides for the granting of stock options pursuant to the applicable provisions of the Internal Revenue Code and regulations. The aggregate options available under the 1998 Plan are 1,800,000. As of December 31, 2000 and December 31, 2001, the Company had options outstanding totaling 673,098 and 106,979 to employees under the 1998 Plan. Generally, the options have five-year terms and are exercisable as follows: Class A options, 50 percent at the end of each of the first two years after grant; Class B options, 33 percent at the end of each of the first three years after grant; and Class C options, 25 percent at the end of each of the first four years after the date of grant. Through December 31, 2001, the Company had issued a total of 237,751 options to non-employees, including 87,000 options to members of the Board of Directors. These options were issued with exercise prices ranging from $4.15 to $8.35. As of December 31, 2001, 58,600 non-employee options were outstanding, of which 6,000 belong to members of the Board of Directors under the 1998 Plan.

         1999 Stock Plan. The 1999 Stock Plan (the “1999 Plan”) was adopted by the Company’s Board of Directors in June 1999. The 1999 Plan provided for the issuance of 900,000 shares of common stock, incentive stock options (“ISOs”), or non-statutory stock options to employees, directors, independent contractors and advisers until July 2000, when stockholders approved an amendment to the 1999 Plan that increased total shares available to 2,700,000. The number of shares eligible for issuance increases each year by 3.25 percent of the number of shares of common stock outstanding at the prior calendar year-end. At December 31, 2000 and 2001, the Company had options outstanding totaling 2,217,904 and 1,129,317, respectively, to employees under the 1999 Plan. The exercise price for ISOs is generally at least 100 percent of the fair market value of the stock on the date of grant, and 110% for stockholders with 10 percent or more ownership of the Company. Vesting provisions are determined at the time of grant. The Company’s Chief Executive Officer is authorized to grant up to 7,500 options in each instance to employees, with the exercise price to be approved by the compensation committee of the Company’s Board of Directors. Through December 31, 2001, the Company had issued a total of 76,900 options to non-employees, including 54,000 options to members of the Board of Directors. These options were issued with exercise prices ranging from $3.40 to $127.50. As of December 31, 2001, 48,400 non-employee options were outstanding, of which 48,000 belong to members of the Board of Directors under the 1999 Plan.

         2001 Supplemental Stock Plan. The 2001 Supplemental Stock Plan (the “2001 Plan”) was adopted by the Company’s Board of Directors in June 2001. The 2001 Plan provides for the issuance of 200,000 shares of common stock, non-statutory stock options or stock purchase rights to employees, consultants or advisors. At December 31, 2001 the Company had options outstanding totaling 93,800 to employees under the 2001 Plan. The exercise price for non-statutory stock options is generally at least 100 percent of the fair market value of the stock on the date of grant. Vesting provisions are determined at the time of grant.

         A summary of the options granted to employees under the Company’s plans as of December 31, 2001, 2000 and 1999 is presented below (shares in thousands):

	2001		2000		1999

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Number	Price	Number	Price	Number	Price

Options Outstanding, Beginning of year	2,892	$114.90	2,086	$29.70	426	$4.15

Granted-Price = Market Value	1,352	$14.95	1,893	$134.05	1,587	$36.50

Granted-Price > Market Value	4	$80.00	8	$303.35	73	$49.30

Granted-Price < Market Value	148	$0.05	280	$267.10	160	$30.45

Exercised	(626)	$18.15	(856)	$12.30	(108)	$4.50

Cancelled	(2,439)	$107.55	(519)	$99.35	(52)	$6.15

Options Outstanding, End of year	1,331	$46.25	2,892	$114.90	2,086	$29.70

Options Exercisable, End of year	621		738		606
Weighted-Average Fair Value of Options Granted	$13.20		$119.60		$27.35

         The following table summarizes information about the options outstanding at December 31, 2001 (shares in thousands):

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contract Life	Exercise	Number	Exercise
Range of Prices	Outstanding	(Years)	Price	Exercisable	Price

$0.05-$2.50	308	9.66	$2.30	105	$1.90

$2.51-$5.85	365	7.17	$5.20	193	$5.50

$5.86-$74.70	315	8.69	$31.95	152	$30.90

$74.71-$115.30	160	8.71	$94.95	62	$98.60

$115.31-$375.75	183	8.47	$183.70	109	$188.60

	1,331			621

         For stock options granted to employees from January through December 2001, with an exercise price less than the fair value on the date of grant, the Company recorded deferred stock-based compensation of $2.0 million. This amount is being amortized to operating expense over the vesting period of the individual options. The Company applies the provisions of APB No. 25 and its related interpretations in accounting for its stock option plans. Accordingly, compensation expense recognized was different than what would have been otherwise recognized under the fair value based method defined in SFAS No. 123. Had the Company accounted for these plans under SFAS No. 123, the Company’s net loss applicable to common stock and loss per share would have increased to the following pro forma amounts (in thousands, except per share amounts):

	Year Ended December 31,

	2001	2000	1999

Net Loss Applicable to Common Stockholders
As Reported	$(272,183)	$(72,811)	$(81,983)

Pro Forma	$(294,572)	$(98,446)	$(86,002)

Basic Loss per Share
As Reported	$(19.00)	$(5.75)	$(12.20)

Pro Forma	$(20.60)	$(7.75)	$(12.80)

Diluted Loss per Share
As Reported	$(19.00)	$(5.75)	$(11.95)

Pro Forma	$(20.60)	$(7.75)	$(12.55)

         The fair value of each option grant was determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, the expected dividend payments, and the risk-free interest rate over the expected life of the option. The assumptions used in the Black-Scholes model were as follows for stock options granted over the three-year period:

	2001	2000	1999

Risk-free interest rate	4%	6%	6%

Expected volatility of common stock	166%	118%	116%

Dividend yield	—	—	—

Expected life of options	3 years	3 years	2 years

(10) Income Taxes

         SFAS No. 109 requires the recognition of deferred tax assets and liabilities, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. At December 31, 2001, 2000, and 1999, the Company believes that the “more likely than not” criteria has not been met, and accordingly, a full valuation allowance has been recognized. The Company did not record any provision (benefit) for income taxes for the years ended December 31, 2001, 2000, and 1999, because it experienced net losses and generated net operating losses for tax purposes. As of December 31, 2001, the Company has approximately $348 million of net operating loss carryforwards, which expire in 2018 through 2020. The Company’s utilization of its net operating loss carryforwards will be limited pursuant to Internal Revenue Code Section 382 due to cumulative changes in ownership in excess of 50 percent within a three-year period. Prior to 1998, Purchase Pro, Inc. was not subject to Federal or state income taxes.

         A reconciliation of income tax benefit provided at the Federal statutory rate (35%) to income tax benefit is as follows (in thousands):

	Year Ended December 31,

	2001	2000	1999

Income tax benefit computed at Federal statutory rate	$(95,264)	$(25,484)	$(25,179)

Permanent and other items	47	77	36

Change in valuation allowance	95,217	25,407	25,143

	$—	$—	$—

         The significant tax effected components of the Company’s net deferred tax assets and liabilities are as follows (in thousands):

	December 31,

	2001	2000

Deferred Tax Assets

Net operating loss carryforward	$121,527	$28,841

Trade accounts receivable	1,503	846

Deferred revenue	676	1,122

Accruals and reserves	300	4,582

Equity-based expenses	28,576	28,324

Depreciation and amortization	7,474	—

Impairment of assets	17,279	—

	177,335	63,715

Less—valuation allowance	(148,136)	(52,919)

Total deferred tax assets	29,199	10,796

Deferred Tax Liabilities

Depreciation and amortization	—	(3,942)

Software development costs	(4,079)	—

Stock-based compensation	(12,749)	(6,854)

Loss on AOL asset	(11,960)	—

Accruals and reserves	(411)	—

Total deferred tax liabilities, net	$—	$—

(11) Loss Per Share

         The computations of basic and diluted earnings per share for each period were as follows (in thousands, except per share amounts):

	For the Year Ended December 31,

	2001	2000	1999

Loss (Numerator)

Net loss	$(272,183)	$(72,811)	$(71,941)

Preferred stock dividends	—	—	(511)

Accretion of preferred stock to redemption value	—	—	(131)

Value of preferred stock beneficial conversion feature	—	—	(9,400)

Basic EPS

Net loss applicable to common stockholders	$(272,183)	$(72,811)	$(81,983)

	For the Year Ended December 31,

	2001	2000	1999

Diluted EPS

Net loss applicable to common stockholders after assumed conversions	$(272,183)	$(72,811)	$(81,983)

Shares (Denominator)

Basic EPS

Weighted average shares outstanding	14,328	12,680	6,720

Effect of securities issued for nominal consideration	—	—	336

Exercise of Warrants	—	—	(201)

Diluted EPS

Weighted average shares outstanding	14,328	12,680	6,855

Per Share Amount

Basic EPS	$19.00	$5.75	$12.20

Diluted EPS	$19.00	$5.75	$11.95

         Basic earnings per share (“EPS”) is computed by dividing net loss applicable to common stock by the weighted average common shares outstanding during the period. Pursuant to SAB No. 98, “Revision of Certain SAB Topics to Reflect the Provisions of Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share and SFAS No. 130, Reporting Comprehensive Income,” shares of common stock or convertible preferred stock are considered outstanding for all periods presented in the computation of basic and diluted EPS if issued for nominal consideration. Options, warrants or other common stock equivalents are considered outstanding for all periods presented in the computation of diluted EPS if issued for nominal consideration. For the year ended December 31, 1999, the weighted average common shares outstanding used to compute diluted EPS includes the effect of warrants issued by the Company to acquire shares of common stock for $0.0175 per share. All such warrants were exercised by December 31, 1999.

         Options to purchase 1,437,135, 2,978,951 and 2,292,480 shares of common stock were outstanding as of December 31, 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share because the Company incurred a loss in each of the periods presented and the effect would have been anti-dilutive.

         Warrants to purchase 798,890, 2,668,890 and 1,590,000 shares of common stock were outstanding as of December 31, 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share because the Company incurred a loss in each of the periods presented and the effect would have been anti-dilutive.

(12) Impairments, Abandonments and Other Charges

         Employee Termination Benefit Costs and Other

         In response to deteriorating business conditions, the Company approved a plan in June 2001 to, among other things, reduce its workforce and consolidate operations in an effort to preserve cash and better align resources with anticipated demand. Costs recorded included employee termination costs, fixed asset write-offs and certain lease costs associated with vacated office space at its main campus in Las Vegas. The Company further reduced its headcount and consolidated operations in October 2001. This downsizing was aimed at reducing future operating costs and creating positive operating cash flows. These headcount reductions reduced the Company’s workforce by approximately 50 percent. In addition, the Company restructured executive management responsibilities. The following table summarizes the charges recorded during 2001 for employee termination costs and other:

Total employee reduction	297

Employee termination costs	$4,412

Abandonment of leasehold improvements, furniture and equipment	2,543

Lease costs under noncancellable leases	4,258

$11,213

         The Company terminated 297 employees, including 59 employees in general and administration, 38 employees in customer support and operations, 120 employees in sales and marketing, and 80 employees in programming and technical support. The Company also abandoned certain leasehold improvements, furniture and equipment located in vacated office space. See discussion regarding noncancellable leases in Note 7, Commitments and Contingencies.

         Asset Impairments, Investment Losses and Abandonments

         The Company reviews its assets whenever any indicators exist that there might be an impairment in the realizable value of the asset. The following table summarizes the charges recorded for the year ended December 31, 2001 and 2000, for asset impairments, investment losses and abandonments.

	2001	2000

Prepaid assets	$6,049	$—

Investments in other companies	14,061	2,261

Property and equipment	19,766	—

AOL technology and marketing	71,013	—

Gateway training and marketing	21,759	—

Software development costs	21,857	—

Goodwill	3,293	—

Editorial content	—	9,851

	$157,798	$12,112

         Prepaid Assets

         An impairment of prepaid assets was recorded for items that the Company expected would provide no future economic benefit. Included in the prepaid asset write-off was approximately $5.3 million related to the abandonment of in-store kiosks the Company rented in certain Office Depot stores. The Company evaluated the subscriber activity generated from the kiosks and determined that the carrying value exceeded the realizable value and therefore recorded an impairment.

         Investments in Other Companies

         The Company evaluated the prospects of recovering its investments based on the current financial condition of those companies and their ability to continue as a going concern. If the results of the analysis indicated that recovery was unlikely and that the decline in value was other than temporary, the Company wrote-off the investment. For the years ended December 31, 2001 and 2000, write-downs of investments in private companies totaled $13.2 million and $2.3 million, respectively. In addition, the Company wrote down an investment in a publicly traded company based on a decline in market value that was deemed to be other than temporary of $871,000 in December 2001.

         Property and Equipment

         The Company abandoned several software assets that were included in property and equipment. The Company had originally anticipated implementing a number of software applications which it purchased late in 2000 and early 2001. These applications included a content management tool, a license to an auction tool, a customer relationship management application and several development tools. However, due to changes in the Company’s strategic direction, these software projects were abandoned. The net book value of these assets prior to the write-off was $14.9 million. Also during 2001, the Company consolidated its operations from several separate office buildings to one building. The Company conducted a physical inventory after the office consolidation was complete. As of December 31, 2001, approximately $4.9 million in computer hardware, software, furniture and equipment was written off if a recorded asset could not be located or if management believed that the asset held no further utility for the Company.

         Termination of AOL Marketing and Technology Development Agreements

         In June 2001, the Company began discussions with AOL regarding its existing relationship, including its future required payments to AOL under the Interactive Marketing Agreement and the Technology Development Agreement. The Company notified AOL that it did not expect to make any further payments under those agreements, pursuant to which the Company paid approximately $49.8 million, in aggregate, through September 30, 2001. As consideration for release of the Company’s payment obligation under such agreements, the Company proposed various modifications to the Interactive Marketing and the Technology

Development Agreements as well as other existing arrangements that resulted in the abandonment of the Company’s rights to certain advertising and technology assets under such agreements. In September 2001, the Company and AOL signed a termination agreement. Approximately $71.0 million, net of accumulated amortization, that related to these agreements was written off in the third quarter of 2001. In addition, since the Company is no longer required to make any further payments under the Interactive Marketing Agreement and the Technology Development Agreement, the cancellation of the obligation was recognized as an offset to operating expenses of approximately $19.8 million. Also, in connection with the termination, AOL made a one-time payment to the Company of $1.5 million in satisfaction of existing obligations.

         Gateway Training and Marketing Agreement

         In September 2001, vested warrants issued to Gateway to acquire 400,000 shares of common stock expired unexercised. The Company has evaluated Gateway’s ability to deliver under the contractual terms. To date, Gateway has, and continues to provide the contractual services, although, much more slowly than originally planned. As of December 31, 2001, more than one half of the contract period has expired, but Gateway has delivered less than five percent of its total obligation under the contract. In addition, current economic conditions may also make delivery of all of the remaining obligated training and marketing services during the remaining contract term unfeasible. Based on these factors and discussions the Company has had with Gateway, the Company determined that the asset value was impaired. As a result of the analysis the Company wrote off the training and marketing asset.

         Capitalized Software Development Costs

         During 2001, the Company completed an evaluation of certain in-process capitalized software development assets as part of its workforce reductions that occurred in June and October 2001. This evaluation assessed the product development objectives and direction of the Company and the realizability of future revenue from certain in-process projects. As a result of the evaluation, certain in-process projects were abandoned. Approximately $21.9 million of such capitalized software development costs were written off.

         Goodwill

         The Company evaluated the excess of acquisition cost over the fair value of the net assets of Stratton Warren. This review indicated that the net book value of the assets was impaired based on the projected future cash flows. With respect to Stratton Warren, the estimated future cash flows took into account the expected revenues and expenses over four years, the estimated remaining life of the goodwill. The resultant net cash flows also indicated that a portion of the capitalized software held for sale was also impaired. The Company recorded a charge of $7.7 million to write off the remaining net goodwill and write down a portion of the capitalized software held for sale.

         Editorial Content

         A $9.8 million charge was taken in connection with the Company’s editorial content agreement with a strategic marketing partner, whereby the partner would supply the Company content for its product. The value of this asset was originally based on projected future cash flows. In the fourth quarter of 2000, the Company concluded that the estimated future cash flows were less than the carrying value. Therefore, an impairment charge was recorded. The Company still retains the right to use the content as outlined in the license agreement.

(13) Retirement Benefit Plan

         In October 1999, the Company instituted a defined contribution 401(k) plan for eligible employees. Employees may contribute from 1 to 20 percent of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. Beginning April 1, 2001, the Company matched employee contributions up to 50 percent of the employee’s first 6 percent contributed to the Plan. During 2001, the Company recorded $205,000 in expense in connection with the match provision.

(14) Related Party Transactions

         One of the founding stockholders of the Company provided significant services designing the Company’s technology. The Company paid the stockholder for his services. Payments totaling $0, $0 and $93,000 are included in programming and development expense for the years ended December 31, 2001, 2000 and 1999, respectively. There were no amounts owed to the stockholder as of December 31, 2001 and 2000.

         The Company paid certain costs on behalf of a company owned by a former member of the Board of Directors. At December 31, 2001 and 2000, there was $0 and $399,000, respectively, due to the Company, which is included in other receivables in the accompanying consolidated balance sheets. All amounts due the Company were collected.

         In 1998, the Company entered into an agreement to lease its corporate office space from a company owned by individuals who were then members of the Company’s Board of Directors. Terms of the lease require monthly base payments of $29,000, which is adjusted on an annual basis, but in no case is the adjustment greater than five percent. During the years ended December 31, 2001, 2000 and 1999, the Company paid $352,000, $348,000 and $308,000, respectively, under the terms of the lease agreement. In addition, the Company entered into additional agreements with this company subsequent to the Board members’ terms of service. In management’s opinion, the terms of the lease are comparable to terms that the Company would receive from an independent third party.

         The Company recorded $116,000 and $514,000 in revenue for the years ended December 31, 2001 and 2000, respectively, from a customer, whose Chairman of the Board is a former member of the Company’s Board of Directors. These revenues are included in network access and service fees, software license fees, and advertising revenue in the accompanying consolidated statements of operations.

         The Company recorded $1.0 million and $11.5 million in revenue for the years ended December 31, 2001 and 2000, respectively, from a strategic marketing partner, whose former Chief Executive Officer is a former member of the Company’s Board of Directors. These revenues were included in network access and services fees and advertising revenue in the accompanying consolidated statements of operations.

         In 2000, the Company paid $50,000 in consulting fees to an investment banking firm, where a former member of the Company’s Board of Directors is a senior executive.

         The same former member of the Company’s board of directors also has a board or ownership interest with two companies that serve as a vendor to the Company. The Company paid $9.1 million and $0 to these companies during the years ended December 31, 2001 and 2000, respectively. These two companies are controlled by an individual also controlling several other companies with contractual relationships with the Company. Under the contractual relationships, in addition to the foregoing, the Company paid an aggregate sum of $2.8 million and has been paid an aggregate sum of $3.5 million.

         The Company made a number of investments in companies with respect to which it also sold its products and services. During the year ended December 31, 2001 and 2000, the Company invested $1.0 million and $13.7 million, respectively. Revenue was recognized from those companies of $1.6 million and $5.6 million for the years ended December 31, 2001 and 2000, respectively.

(15) Acquisitions

Stratton Warren

         On January 16, 2001, the Company completed its acquisition of all the outstanding stock of Stratton Warren, a company that designs and markets software for hotels, resorts, casinos, and other food service operations with purchasing, inventory and materials management requirements. Stratton Warren’s principal assets include its intellectual property and software, in addition to numerous license and maintenance agreements with companies that license and use Stratton Warren’s software. The total consideration for the acquisition consisted of:

•	$1.5 million in cash, paid on October 30, 2000, plus $3.5 million used by Stratton Warren to redeem certain of its shares held by one of its two shareholders prior to completion of the acquisition. After redemption of this shareholder’s shares, there was one remaining shareholder of Stratton Warren;

•	$9.0 million in shares of common stock of the Company (which totaled 108,271 shares based on the closing price of the Company’s common stock on January 16, 2001); and

•	$500,000 in cash deposited in escrow to secure indemnification obligations of Stratton Warren’s sole remaining shareholder to be distributed ninety days after the closing date. The escrow funds were disbursed on April 16, 2001.

         The consideration for the outstanding stock of Stratton Warren was determined through arms-length negotiations. The cash portion of the purchase price for the shares of Stratton Warren was provided from the Company’s working capital. Stratton Warren redeemed all outstanding shares of Stratton Warren held by one of its two shareholders for a total of $3.5 million in cash, which amount was provided to Stratton Warren by the Company for such purpose. Also, in connection with the acquisition, the Company entered into a non-competition and non-disclosure agreement with the sole remaining shareholder.

         The transaction was accounted for using the purchase method of accounting and, accordingly, Stratton Warren’s results of operations have been included in the Company’s consolidated financial statements since the date of acquisition.

         The pro forma effects of the Stratton Warren acquisition on the Company’s Consolidated Financial Statements were not material.

BayBuilder

         On April 20, 2001, the Company completed the acquisition of Net Research, Inc., dba BayBuilder (“BayBuilder”), a provider of self-service strategic sourcing technology for Fortune 1000 companies for, $3.0 million in cash and $5.5 million in common stock. During the quarter ended September 30, 2001, the Company recorded an additional $778,000 in goodwill for additional acquisition costs incurred. The transaction was accounted for using the purchase method of accounting with the purchase price allocated based on the fair values of the assets acquired and liabilities assumed. Consequently, the Company allocated $5.8 million of the purchase price to acquired software technologies and $3.2 million to goodwill. The pro forma effects of the BayBuilder acquisition on the Company’s Consolidated Financial Statements were not material.

         The following tables present the allocation of the purchase price, including professional fees related to the acquisitions (in thousands):

Allocation of purchase price:

Cash and cash equivalents	$705

Trade accounts receivable, net	1,043

Prepaid expenses and other current assets	42

Property and equipment	165

Intangibles:

Capitalized software development costs	14,285

Goodwill and other intangibles:

Goodwill	7,329

Non-compete and non-disclosure agreement	1,200

Deposits and other	140

Accounts payable	(177)

Deferred revenues	(636)

Long-term liabilities	(221)

Total purchase price	$23,875

Cash paid	$8,500

Common stock issued	14,500

Acquisition costs	875

Total purchase price	$23,875

(16) Operating Segments

         Operating segments are defined as components of an enterprise about which separate financial information is available that is reviewed regularly by the chief operating decision maker in deciding how to allocate resources. The Company’s chief executive officer has been identified as the chief operating decision maker.

         The Company has determined there are two reportable segments based on product lines. The PurchasePro segment derives its revenues from e-procurement software products and services including hosting, maintenance and professional consulting services. The e-Source segment derives its revenues from strategic sourcing software products and services including hosting, maintenance and professional consulting services. The following table presents segment information by product category as of and for the year ended December 31, 2001:

	e-Procurement		e-Source		Other		Eliminations	Consolidated

	(in thousands)
Total revenues	$34,988		$433		$3,345		$—	$38,766

Operating income (loss)	(A	)	(A	)	(A	)	$—	$(272,994)

Total assets	$48,368		$7,114		$5,324		$15,540	$45,866

(A)	Separate financial information is not available for the e-Source product line and therefore has been omitted from this presentation.

         There were no reportable segments in 2000.

(17) Quarterly Financial Data (Unaudited)

	Quarter Ended,

	March 31	June 30	September 30	December 31

	(in thousands, except per share amounts)
2002

Total revenues	$2,765

Gross profit	$1,805

Net loss applicable to common stockholders	$(8,820)

Loss per share:

Basic EPS	$(0.54)

Diluted EPS	$(0.54)

2001

Total revenues	$16,029	$16,784	$3,561	$2,392

Gross profit	$13,851	$14,224	$2,289	$978

Net loss applicable to common stockholders	$(33,467)	$(61,062)	$(106,399)	$(71,255)

Loss per share:

Basic EPS	$(2.45)	$(4.20)	$(7.30)	$(4.90)

Diluted EPS	$(2.45)	$(4.20)	$(7.30)	$(4.90)

2000

Total revenues	$4,550	$9,514	$17,337	$33,590

Gross profit	$4,237	$8,814	$15,847	$31,606

Net loss applicable to common stockholders	$(15,668)	$(12,154)	$(8,231)	$(36,758)

Loss per share:

Basic EPS	$(1.35)	$(0.95)	$(0.65)	$(2.75)

Diluted EPS	$(1.35)	$(0.95)	$(0.65)	$(2.75)

1999

Total revenues	$674	$1,006	$1,670	$2,667

Gross profit	$511	$819	$1,452	$2,399

Net loss applicable to common stockholders	$(2,710)	$(13,643)	$(7,786)	$(57,844)

Loss per share:

Basic EPS	$(0.60)	$(2.85)	$(1.25)	$(5.15)

Diluted EPS	$(0.55)	$(2.75)	$(1.25)	$(5.15)

(18) Subsequent Events

A. Sale and Issuance of Common Stock

         On February 13, 2002, PurchasePro.com, Inc. (the “Company”) entered into a Common Stock and Warrants Purchase Agreement (the “Ladenburg Purchase Agreement”) with a group of institutional investors (the “Purchasers”), in connection with a private placement of 1,846,154 shares of the Company’s common stock, at an aggregate offering price of $6.0 million, or $3.25 per share, together with warrants to purchase up to 276,923 shares of the Company’s common stock at an exercise price of $5.00 per share. Ladenburg Thalmann & Co. Inc. (“Ladenburg”) acted as the Company’s agent in the private placement, in connection with which the Company has paid Ladenburg an agency fee equal to 4 percent of the total offering, or $240,000.

         Pursuant to the Ladenburg Purchase Agreement, the Company must file a registration statement with the Securities and Exchange Commission to register the shares of common stock issued in the private placement and issuable upon exercise of the warrants issued in the private placement pursuant to a registration rights agreement entered into between the Company and the Purchasers simultaneously with the Ladenburg Purchase Agreement. If the registration statement filed by the Company is not effective within 90 days of the date of issuance, the Company will pay the Purchasers an amount equal to 2 percent of the original offering price per month until it becomes effective.

B. Nasdaq Minimum Bid Price Requirement

         On March 6, 2002, the Company received notice from the Nasdaq National Market regarding its failure to comply with the minimum bid price requirement after trading in the Company’s common stock closed under $1.00 for 30 consecutive days. The Company has until June 4, 2002 to regain compliance for at least 10 consecutive trading days. The Company is reviewing various alternatives, including executing a reverse split of common stock, and anticipates regaining compliance within such period.

C. Lease Termination and Settlement

         The Company abandoned certain real property at the end of October 2001, and ceased making lease payments under the leases with respect thereto and under leases for real property it had vacated earlier in 2001, thereby breaching two leases with aggregate lease payments of approximately $220,000 per month. The Company began settlement discussions with its landlord, Cheyenne Investments, LLC (“Cheyenne”) in October 2001. During the three months ended December 31, 2001, the Company and Cheyenne agreed to terminate the leases for the abandoned property, and Cheyenne released all claims against the Company under such leases, including indebtedness incurred by the Company for leasehold improvements, in exchange for a convertible note in favor of Cheyenne in the amount of $4.6 million and payment of certain other monthly amounts described below pursuant to the settlement agreement. Although the Company had verbally agreed to this arrangement with Cheyenne during the three months ended December 31, 2001, we did not complete and enter the definitive agreements with respect thereto until March 22, 2002.

         The Company believes the principal amount of the convertible note issued to Cheyenne is a reasonable estimate of lost rentals and mitigation costs likely to be incurred by Cheyenne. The note may be converted by Cheyenne at any time, or automatically upon registration of the common stock into which the note may be converted. The number of shares into which the note will convert is determined by dividing the principal amount of the note by the closing price of the Company’s common stock on the date preceding conversion. The Company anticipates registration of the shares underlying the convertible note in July 2002.

         Under the settlement agreement, the Company has made payments of approximately $89,000 per month from October 2001 through March 2002, and will continue to make payments of $52,000 per month through the date of payment or conversion of the convertible note or such time as the abandoned property is leased to a third party. The Company expects that the note will be converted during third quarter of 2002 when the Company registers the shares.

         The Company also conveyed certain furniture and equipment left in the abandoned real property to Cheyenne for a purchase price of $650,000, payable upon payment or conversion of the convertible note as described above. Although the Company previously recorded a net book value of approximately $2.4 million attributable to such furniture and equipment, it is unlikely that it could be liquidated at that value.

D. Baybuilder Redemption

         In January 2002, the Company amended its agreement with the former shareholder of Baybuilder to extend the letter of credit securing its required payment of an additional $912,000 to the former principal shareholder of Baybuilder, although the letter of credit was reduced to reflect the payment in October 2001. See Note 8, Stockholders’ Equity for further discussion. In exchange for the extension of the letter of credit, the former principal shareholder agreed to defer collection of such amount, though he may seek such payment at any time on written notice to the Company.

E. Reverse Stock Split

     On April 30, 2002, the Board of Directors approved a 1-for-5 reverse stock split effective May 14, 2002. Share and per share data have been retroactively restated.

Report of Independent Certified Public Accountants
on Supplementary Information

PurchasePro.com, Inc.

         Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole of PurchasePro.com, Inc. as of and for the year ended December 31, 2001, which are presented in the preceding section of this report. The supplemental Schedule II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/s/ Grant Thornton LLP

Los Angeles, California
March 27, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SUPPLEMENTAL SCHEDULE

To PurchasePro.com, Inc.:

         We have audited in accordance with auditing standards generally accepted in the United States, the consolidated financial statements as of December 31, 2000, and for the two years then ended, included in PurchasePro.com, Inc.’s (the “Company”) Form 10-K and have issued our report thereon dated February 12, 2001. Our audits were made for the purpose of forming an opinion on those financial statements taken as a whole. The supplemental Schedule II as shown on page F-37 is the responsibility of the Company’s management and is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

/s/ Arthur Andersen LLP

Las Vegas, Nevada
February 12, 2001

SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS
ACCOUNTS RECEIVABLE ALLOWANCES
(in thousands)

		Charged to
	Beginning	Costs and
	Balance	Expenses	Deductions	Ending Balance

Year ended December 31, 1999	$200	$1,078	$684	$594

Year ended December 31, 2000	$594	$3,393	$1,516	$2,471

Year ended December 31, 2001	$2,471	$10,562	$8,666	$4,367

PURCHASEPRO.COM, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)
(Unaudited)

	March 31, 2002	December 31, 2001

ASSETS

Current assets:

Cash and cash equivalents	$6,073	$6,489

Restricted cash	912	912

Trade accounts receivable, net of allowance for doubtful accounts of $4,518 and $4,367, respectively	2,431	2,350

Other receivables	1,075	916

Prepaid expenses and other current assets	967	1,129

Total current assets	11,458	11,796

Property and equipment:

Computer equipment and software	27,397	27,448

Furniture and fixtures	931	931

Leasehold improvements	6,100	6,091

	34,428	34,470

Less—accumulated depreciation and amortization	(16,573)	(14,159)

Net property and equipment	17,855	20,311

Other assets:

Intangibles, net	3,624	3,833

Capitalized software development costs, net	8,122	8,896

Deposits and other	884	1,030

Total other assets, net	12,630	13,759

Total assets	$41,943	$45,866

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$1,765	$2,541

Accrued and other current liabilities	4,822	5,198

Deferred revenues	1,755	1,900

Current portion of long-term liabilities	6,360	6,238

Total current liabilities	14,702	15,877

Long-term liabilities	5,356	5,533

Total liabilities	20,058	21,410

Commitments and contingencies (Note 5)

Stockholders’ equity:

Common stock: $0.01 par value; 38,000,000 shares authorized; 17,669,763 and 15,733,251 shares issued, respectively	177	157

Additional paid-in capital	455,165	449,333

Common stock in treasury at cost, 225,500 shares	(902)	(902)

Deferred stock-based compensation	—	(397)

Accumulated deficit	(432,555)	(423,735)

Total stockholders’ equity	21,855	24,456

Total liabilities and stockholders’ equity	$41,943	$45,866

See accompanying notes to condensed consolidated financial statements.

PURCHASEPRO.COM, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended, March 31,

	2002	2001

Revenues:

Software licenses	$658	$11,032

Network access and service fees	1,971	3,465

Advertising	20	1,381

Other	116	151

Total revenues	2,765	16,029

Cost of revenues	960	2,178

Gross profit	1,805	13,851

Operating expenses:

Sales and marketing (including stock-based compensation costs of $32 and $394; and warrant charges, including amortization, of $0 and $14,845, respectively)	1,684	31,826

Programming and development (including stock-based compensation costs of $85 and $501)	1,011	3,661

General and administrative (including stock-based compensation costs of $616 and $769)	7,694	12,400

Investment losses	129	—

Total operating expenses	10,518	47,887

Operating loss	(8,713)	(34,036)

Other income (loss):

Interest income (expense), net	(107)	569

Total other income	(107)	569

Net loss before benefit for income taxes	(8,820)	(33,467)

Benefit for income taxes	—	—

Net loss	$(8,820)	(33,467)

Net loss per share:
Basic	$(0.54)	$(2.44)

Diluted	$(0.54)	$(2.44)

Weighted average shares outstanding:

Basic	16,320	13,735

Diluted	16,320	13,735

See accompanying notes to condensed consolidated financial statements.

PURCHASEPRO.COM, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Three Months Ended, March 31,

	2002	2001
Cash flows from operating activities:

Net loss	$(8,820)	$(33,467)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	3,550	12,395

Stock-based compensation costs	733	1,664

Noncash equity charges	(263)	10,075

Imputed interest	122	452

Provision for doubtful accounts	324	1,930

Warrant-related amortization	—	4,770

Investment losses	129	—

Employee termination benefits and other	(266)	—

(Increase) decrease in:

Trade accounts receivable	(404)	(5,776)

Other receivables	(159)	(608)

Prepaid expenses and other current assets	161	(2,941)

Increase (decrease) in:

Accounts payable	(776)	(1,299)

Accrued and other current liabilities	(110)	269

Deferred revenues	(145)	3,597

Net cash used in operating activities	(5,924)	(8,939)

Cash flows from investing activities:

Purchase of property and equipment	42	(17,140)

Investments in equity securities	—	(1,000)

Proceeds from repayment of debt securities	—	1,000

Acquisitions, net of cash acquired	—	(41)

Software development and other	(136)	(4,062)

Net cash used in investing activities	(94)	(21,243)

Cash flows from financing activities:

Issuance of common stock, net	5,779	1,837

Repayment of long-term obligations	(177)	(3,127)

Net cash provided by (used in) financing activities	5,602	(1,290)

Increase (decrease) in cash and cash equivalents	(416)	(31,472)

Cash and cash equivalents:

Beginning of period	6,489	86,335

End of period	$6,073	$54,863

Non-cash investing and financing activities:

Issuance of common stock for acquisitions	$—	$9,000

Obligations under capital leases	$—	$1,354

See accompanying notes to condensed consolidated financial statements.

PURCHASEPRO.COM, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

(1) Basis of Presentation

         The unaudited condensed consolidated financial statements of PurchasePro.com, Inc. and its subsidiaries, Hospitality Purchasing Systems, Inc., dba ProPurchasing Systems (“PPS”), Stratton Warren Software, Inc. (“Stratton Warren”), since its acquisition on January 16, 2001, and Net Research, Inc., dba BayBuilder (“BayBuilder”), since its acquisition on April 20, 2001 (collectively, the “Company”) for the three months ended March 31, 2002 and 2001, included herein, have been prepared by the Company in conformity with generally accepted accounting principles for interim financial statements. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission (“SEC”) rules and regulations relating to interim financial statements. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with Management’s Discussion and Analysis and the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

         In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results of the Company’s operations and its cash flows for the three months ended March 31, 2002 and 2001. Certain reclassifications have been made to prior period financial statements to conform to the 2002 presentation, which have no effect on previously reported total revenue or net loss. The accompanying unaudited condensed consolidated financial statements are not necessarily indicative of the operating results to be expected for any subsequent interim period or for the fiscal year ending December 31, 2002.

Reverse Stock Split

         On April 30, 2002, the Board of Directors approved a one for five reverse stock split effective to stockholders of record on May 14, 2002. All share and per share amounts in the accompanying unaudited financial statements have been restated to give effect to the stock split. Also as a result of the reverse stock split, authorized shares was reduced to 38 million.

(2) Significant Accounting Policies

         In connection with product and service transactions with our customers, the Company may extend credit which gives rise to trade accounts receivables. The extension of credit is generally based on a credit evaluation of the customer. Under the terms of our contracts with customers, the Company may accrue interest at stated rates of interest, however, no interest income has been accrued on outstanding accounts receivable balances.

         The Company uses the allowance method to account for uncollectible accounts receivable. The allowance for doubtful accounts is equal to the estimated uncollectible amounts. The Company’s estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. The Company will write-off accounts receivable balance if collection efforts prove unsuccessful. As of March 31, 2002 and December 31, 2001, accounts receivable balances more than 90-days past due were $4.4 million and $4.0 million, respectively.

(3) Realization of Assets

         The Company has experienced losses from inception. As of March 31, 2002, the Company has an accumulated deficit of $433 million and has a deficit in working capital of $3.2 million. In addition, the Company has defaulted on a long-term obligation. The ability of the Company to realize its assets in the normal course of business is ultimately contingent upon the Company generating revenue sufficient to exceed continuing costs and eventually to generate net earnings. Management of the Company has prepared forecasts of expected future revenues and costs as well as balances of cash and other liquid sources of cash available to the Company. It is the opinion of management of the Company that it is more likely than not that the Company will have sufficient resources to fund continuing operations through at least calendar 2002. However, if the Company is unable to maintain the reduction of cash operating expense or achieve new sales currently projected, if unplanned non-recurring cash payments are required, or if the Company is unable to maintain access to additional capital, there can be no assurance that the cash, cash equivalents and net accounts receivable will be sufficient to fund operations for such period. The Company however has limited history with new sales initiatives. Additionally, the sales cycle for the Company’s products typically takes three to nine months to complete and varies from contract to contract.

(4) Lease Termination and Settlement

         The Company abandoned certain real property at the end of October 2001, and ceased making lease payments under the leases with respect thereto and under leases for real property it had vacated earlier in 2001, thereby breaching two leases with aggregate lease payments of approximately $220,000 per month. The Company began settlement discussions with its landlord, Cheyenne Investments, LLC (“Cheyenne”) in October 2001. During the three months ended December 31, 2001, the Company and Cheyenne agreed to terminate the leases for the abandoned property, and Cheyenne released all claims against the Company under such leases, including indebtedness incurred by the Company for leasehold improvements, in exchange for a convertible note in favor of Cheyenne in the amount of $4.6 million and payment of certain other monthly amounts described below pursuant to the settlement agreement. Although the Company had verbally agreed to this arrangement with Cheyenne during the three months ended December 31, 2001, we did not complete and enter the definitive agreements with respect thereto until March 22, 2002.

         The Company believes the principal amount of the convertible note issued to Cheyenne is a reasonable estimate of lost rentals and mitigation costs likely to be incurred by Cheyenne. The note may be converted by Cheyenne at any time, or automatically upon registration of the common stock into which the note may be converted. The number of shares into which the note will convert is determined by dividing the principal amount of the note by the closing price of the Company’s common stock on the date preceding conversion. The Company anticipates registration of the shares underlying the convertible note in July 2002.

         Under the settlement agreement, the Company has made payments of approximately $89,000 per month from October 2001 through March 2002, and will continue to make payments of $52,000 per month through the date of payment or conversion of the convertible note or such time as the abandoned property is leased to a third party. The Company expects that the note will be converted during third quarter of 2002 when the Company registers the shares.

         The Company also conveyed certain furniture and equipment left in the abandoned real property to Cheyenne for a purchase price of $650,000, payable upon payment or conversion of the convertible note as described above. The net book value of this abandoned furniture and equipment was approximately $2.4 million.

(5) Contingencies

         The Company is a party to a class action suit against it and a number of current or former officers and directors, In re PurchasePro, Inc. Securities Litigation, U.S.D.C., District of Nevada, Case No. CV-S-01-0483-JLQ, which results from the consolidation of other suits, the first of which was filed on or about April 26, 2001. The class action suit alleges certain violations of federal securities laws, and seeks damages on behalf of a class of shareholders who purchased the Company’s common stock during defined periods. We are also a party to a related shareholder derivative lawsuit, In re PurchasePro.com, Inc. Derivative Litigation, District Court, Clark County, Nevada, Case No. A436614, which also results from the consolidation of other suits, the first of which was filed on June 28, 2001, alleging various breaches of fiduciary duty by certain current or former officers and directors and effectively alleging the same allegations which are the subject of the federal securities class actions. Management believes that the claims in the federal and state lawsuits are without merit and intends to defend them vigorously.

         In December 2001, the Company and certain former officers and directors were named as defendants in Collegeware USA, Inc. v. PurchasePro.com, Inc., et al., U.S.D.C., Southern District of New York, Case No. 01CV10867. The complaint alleges violations of federal securities laws in the Company’s initial public offering in September 1999 and secondary offering in February 2000 arising from a failure to disclose that its underwriters solicited and received excessive commissions and allocated shares to customers in exchange for the customers’ promises to purchase additional shares in the after-market at pre-determined prices above the offering price, thus distorting and/or inflating the market price for shares of the Company’s common stock in the after-market. The suit is part of the “IPO Allocation Securities Litigation” involving approximately 320 companies and over 30 underwriters that have been sued in actions alleging claims nearly identical to those alleged against us. Management believes that the claims are without merit and intends to defend them vigorously.

         On January 8, 2002, PurchasePro.com, Inc. was named as a defendant in Langley v. Credit Suisse Boston Corp., Prudential Securities, Inc. and PurchasePro.com, Inc., U.S.D.C. for the Eastern District of Kentucky, Case No. 00-448. Although the action had been pending against Prudential Securities, Inc. and Credit Suisse First Boston Corporation since late 2000, the Company was not initially named as a defendant. The claims against the Company include reformation, breach of contract as reformed, and rescission, and are based on the plaintiff’s allegation that a lock-up provision associated with the Company’s secondary public offering was improperly enforced. Management believes that the claims are without merit and intends to defend them vigorously.

         In March 2002, FreeMarkets, Inc. initiated a suit against the Company, FreeMarkets, Inc. v. PurchasePro.com, Inc., U.S.D.C., District of Delaware, Case No. 02-162, alleging that certain functionalities of the e-Source product infringe on FreeMarkets’ U.S. Patent No. 6,216,114. FreeMarkets’ patent is entitled “Method and System for Controlling and Initiating the Duration of Overtime Intervals in Electronic Auctions” and seeks to protect certain business methods used by FreeMarkets. The suit seeks an order that the Company is infringing on FreeMarkets’ patent and an injunction against further infringement, along with their damages, attorney fees and costs. On April 15, 2002, we filed a response denying all of the allegations and asserted three (3) counterclaims against FreeMarkets including: (1) breach of contract; (2) declaratory judgement of patent non-infringement; and (3) declaratory judgement of patent invalidity. Although the Company is currently unable to predict the ultimate outcome of this lawsuit, the Company believes that the claims are without merit, intends to defend them vigorously and pursue our counterclaims.

         In February 2001, All Creative Technologies, Inc. filed a lawsuit in the Eighth Judicial District Court, Clark County, Nevada, Case No. A43337, against PurchasePro.com, Charles E. Johnson, Jr., the Company’s former Chairman and CEO, and Ranel Erickson, the Company’s former VP of Research and Development. The complaint alleges violations of the Nevada Racketeering, Influence and Corruption Act (“RICO”), misappropriation of trade secrets by Mr. Johnson and Mr. Erickson, unlawful acquisition of trade secrets by the Company, and breach of contract by Mr. Johnson. The complaint seeks compensatory damages in excess of $10,000 for each of the four causes of action, treble damages with respect to the civil RICO claim, and exemplary damages with respect to the unlawful acquisition of trade secrets, as well as costs and attorney fees. The exact monetary amount being sought is unknown at this time. Although the Company is currently unable to predict the ultimate outcome of this lawsuit, management believes there is no merit to the suit and intends to vigorously defend this action.

         In October 2001, Verizon Yellow Pages Company filed a lawsuit against the Company in District Court, Clark County, Nevada, Case No. A440979. The complaint alleges breach of contract, unjust enrichment and monies due and owing, and seeks compensatory damages in excess of $10,000 for each of the three causes of action, as well as costs and attorney fees. The exact monetary amount being sought is unknown at this time. Although the Company is currently unable to predict the ultimate outcome of this lawsuit, management believes there is no merit to the suit and intends to vigorously defend this action.

         The Company is named as a nominal defendant in a suit filed in June 2001, Levy v. Office Depot, Inc. and PurchasePro.com, Inc., U.S.D.C., Southern District of Florida, Case No. 01-8529-CIV-DIMINTROULEAS/JOHNSON, under Section 16(b) of the Securities Exchange Act of 1934, as amended, which results from the purchase and sale of the Company’s securities by Office Depot. The complaint seeks recovery on the Company’s behalf of certain short-swing profits allegedly received by Office Depot in violation of Section 16(b). There can be no assurance that the Company will receive any funds as a result of this suit. Although the Company is only a nominal defendant in this action, time and money may be required to resolve it.

         The Company is involved in other various routine legal proceedings incidental to its normal course of business. The Company does not believe that any of these legal proceedings will have a material adverse effect on its financial condition, results of operations or cash flows.

(6) Stockholders’ Equity

Common Stock and Stock Options

         During the three months ended March 31, 2002, the Company issued 80,470 shares of common stock upon the exercise of stock options under the Company’s stock option plans.

Sale and Issuance of Common Stock

         On February 13, 2002, the Company entered into a Common Stock and Warrants Purchase Agreement (the “Ladenberg Purchase Agreement”) with a group of institutional investors (the “Purchasers”), in connection with a private placement of approximately 1.8 million shares of the Company’s common stock, at an aggregate offering price of $6.0 million, or $3.25 per share, together with warrants to purchase up to approximately 277,000 shares of the Company’s common stock at an exercise price of $5.00 per share. Ladenberg Thalmann & Co. Inc. (“Ladenberg”) acted as the Company’s agent in the private placement, in connection with which the Company has paid Ladenberg an agency fee equal to 4 percent of the total offering, or $240,000.

         The Company was required to file a registration statement with the Securities and Exchange Commission to register the shares of common stock issued in the private placement and issuable upon exercise of the warrants issued in the private placement pursuant to a registration rights agreement entered into between the Company and the Purchasers simultaneously with the Ladenberg Purchase Agreement. The Company filed a registration statement on Form S-1 for such shares on May 3, 2002. If the registration statement filed by the Company is not effective within 90 days of the date of issuance, the Company will pay the Purchasers an amount equal to 2 percent of the original offering price per month until it becomes effective.

Nasdaq Minimum Bid Price Requirement

         On March 6, 2002, the Company received notice from the Nasdaq National Market regarding its failure to comply with the minimum bid price requirement after trading in the Company’s common stock closed under $1.00 for 30 consecutive days. The Company has until June 4, 2002 to regain compliance for at least 10 consecutive trading days. The Company executed a 1 for 5 reverse split of common stock for shareholders of record on May 14, 2002, and anticipates regaining compliance within such period.

(7) Net Loss Per Share

         Basic and diluted net loss per share has been computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period.

         Options to purchase approximately 1.3 million shares and approximately 2.8 million shares of common stock were outstanding at March 31, 2002 and 2001, respectively, but were not included in the computation of diluted earnings per share because the Company incurred a loss in each of the periods presented and the effect would have been anti-dilutive.

         Warrants to purchase approximately 876,000 and approximately 2.4 million shares of common stock were outstanding at March 31, 2002 and 2001, respectively, but were not included in the computation of diluted earnings per share because the Company incurred a loss in each of the periods presented and the effect would have been anti-dilutive.

(8) Operating Segments

         Operating segments are defined as components of an enterprise about which separate financial information is available that is reviewed regularly by the chief operating decision maker in deciding how to allocate resources. The Company’s chief executive officer has been identified as the chief operating decision maker.

         The Company has determined there are two reportable segments based on product lines. The e-Procurement segment derives its revenues from e-procurement software products and services including hosting, maintenance and professional consulting services. The e-Source segment derives its revenues from strategic sourcing software products and services including hosting, maintenance and professional consulting services. The following table presents segment information by product category as of and for the quarter ended March 31, 2002:

	e– Procurement		e– Source		Other	Eliminations	Consolidated

					(in thousands)
Total revenues	$1,316		$766		$683	$—	$2,765

Operating income (loss)	(A	)	(A	)	(A )	$—	$(8,713)

Total assets	$34,158		$7,424		$4,777	$(4,416)	$41,943

         (A)  Separate financial information is not available for the e-Source product line and therefore has been omitted from this presentation.

         There were no reportable segments during the quarter ended March 31, 2001.

(9) BayBuilder Redemption

         In January 2002, the Company amended its agreement with the former shareholder of BayBuilder to extend until July 2002 the letter of credit securing its required payment of $912,000 to the former principal shareholder of BayBuilder. In exchange for the extension of the letter of credit, the former principal shareholder agreed to defer collection of such amount, though he may seek such payment at any time upon written notice to the Company.

(10) Recently Issued Accounting Standards

         In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which supercedes APB Opinion No. 17, “Intangible Assets.” SFAS No. 142 addresses how intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS No. 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The Company is required to apply the provisions of SFAS No. 142 beginning January 1, 2002. SFAS No. 142 is required to be applied at the beginning of an entity’s fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The adoption of SFAS No. 142 resulted in the Company’s discontinuation of goodwill amortization effective January 1, 2002. However, the Company is required to test goodwill at least annually for impairment. The Company had unamortized goodwill at January 1, 2002 of $2.8 million. Management is currently evaluating the methodologies for determining the impairment, if any, of the carrying value of goodwill and intends on completing these tests by June 30, 2002, as permitted by SFAS No. 142. Any adjustments as a result of the new impairment tests will be recorded as a cumulative change in accounting principle effective January 1, 2002. The recorded balance of goodwill relates to the acquisition of BayBuilder in April 2001. In accordance with the adoption of SFAS No. 142, the reporting entity to which the goodwill relates must be valued as an operating entity. If the fair value of the operating entity is greater than the book value, including assigned goodwill, no further testing is required. However, if the book value, including goodwill, is greater than the fair value of the operating entity, the assets and liabilities of the operating entity must be valued. The difference between fair value of the operating entity and the fair value of its assets and liabilities is the implied fair value of the goodwill. To the extent the implied fair value of goodwill is less than the book value of goodwill, an impairment exists that will be recognized as a cumulative effect of a change in accounting in the first quarter of 2002. Based on the preliminary estimates of fair value of the operating entity, the assets and liabilities must be valued to determine the implied fair value of goodwill. The valuation of these assets and liabilities has not been completed, but it is likely that there will be an impairment charge relating to goodwill associated with BayBuilder.

         The American Institute of Certified Public Accountants recently released Statement of Position (“SOP”) 01-6, “Accounting by Certain Entities That Lend to or Finance the Activities of Others.” Generally, this SOP applies to all banks, thrift institutions, credit unions, and finance companies. This SOP also applies to trade receivables of all entities that are not considered to be finance companies but that engage in transactions that involve lending to or financing the activities of others. The SOP provides guidance for presentation and disclosure requirements. The Company adopted the provisions of SOP 01-6 on January 1, 2002.